中国铝业股份有限公司

CHALCO ALUMINUM CORPORATION OF CHINA LIMITED

(Stock Code: 2600)



2007 Annual Report


CHALCO
CHALCO
ALUMINUM CORPORATION OF CHINA LIMITED

Contents



Corporate Profile





Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its stocks are listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are engaged principally in the exploration and production of bauxite; and the production, sales and research of alumina, primary aluminum and aluminum-fabricated products. The principal products of the Group include alumina, primary aluminum, aluminum fabricated products, gallium and carbon etc.

The Group is the largest producer of alumina and primary aluminum in the PRC, and also the third largest producer of alumina as well as the fourth largest producer of primary aluminum around the globe.

The competitiveness of the Group is mainly shown in:

Its predominant position in the alumina market in China; its leading position in the primary aluminum market in China; its strategic position in China's market; sufficient and stable supply and refining technology of bauxite; vertically integrated business and capability of market risk management.

The Group principally holds interest in the following branches, subsidiaries and associates:

Branches:

- Shandong branch (mainly engaged in producing alumina/primary aluminum products);
- Henan branch (mainly engaged in producing alumina/primary aluminum products);
- Guizhou branch (mainly engaged in producing alumina/primary aluminum products);
- Shanxi branch (mainly engaged in producing alumina products);
- Guangxi branch (mainly engaged in producing alumina/primary aluminum products);
- Zhongzhou branch (mainly engaged in producing alumina products);
- Qinghai branch (mainly engaged in producing primary aluminum products);

- Lanzhou branch (mainly engaged in producing primary aluminum products);
- Chongqing branch (mainly engaged in producing bauxite products, in progress of construction);
- Northwest Aluminum Fabrication Plant (mainly engaged in producing aluminum processing products);
- Qingdao branch (mainly engaged in producing primary aluminum products);
- Zhengzhou Research Institute (mainly providing research and development services).

Subsidiaries:

- Shanxi-Huaze Aluminum & Power Co., Limited ("Shanxi-Huaze") (mainly producing primary aluminum products);
- Shanxi Huasheng Aluminum Company Limited ("Shanxi Huasheng") (mainly producing primary aluminum products);
- Fushun Aluminum Company Limited ("Fushun Aluminum") (mainly producing primary aluminum products);
- Zunyi Aluminum Company Limited ("Zunyi Aluminum") (mainly producing primary aluminum products);
- Shandong Huayu Aluminum and Power Company Limited ("Shandong Huayu") (mainly producing primary aluminum products);
- Gansu Hualu Aluminum Company Limited ("Gansu Hualu") (mainly producing primary aluminum products);
- Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);
- Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite products);
- China Aluminum International Trading Corporation Limited ("Chalco Trading") (mainly selling alumina and primary aluminum products);
- Chalco Hong Kong Limited ("Chalco Hong Kong") (mainly engaged in developing overseas projects);
- Chalco Zunyi Alumina Co., Ltd. (mainly engaged in producing alumina, in progress of construction);
- Chalco Nanhai Alloy Company ("Chalco Nanhai") (mainly engaged in producing aluminum processing products, construction in progress);
- Shanxi Huatai Coal Co., Ltd. ("Shanxi Coal") (mainly engaged in producing carbon products).

Associate:

- Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") (mainly engaged in producing primary aluminum products), in which the Company has a 29% equity interest.

Jointly controlled entity:

- Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company has a 33% equity interest.

Corporate Information



1. **Registered name**
   中國鋁業股份有限公司

   Abbreviated registered name in Chinese
   中國鋁業

   Registered name in English
   ALUMINUM CORPORATION OF CHINA LIMITED

   Abbreviated registered name in English
   CHALCO

2. **First registration date**
   September 10, 2001

   Registered address
   No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (100082)

   Place of business
   No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (100082)

   Principal place of business in Hong Kong
   Unit 3103, 31/F, Office Tower, Convention Plaza,
   1 Harbour Road, Wanchai, Hong Kong

   Corporate Website
   http://www.chalco.com.cn

   Corporate E-mail
   IR_FAQ@chalco.com.cn

3. **Authorized representative**
   Xiao Yaqing

   Company Secretary
   Liu Qiang

   Telephone
   8610 8229 8103

   Fax
   8610 8229 8158

   E-mail
   IR_FAQ@chalco.com.cn

   Contact address
   No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (100082)

   Department for corporate information and inquiry
   Secretarial Office to the Board

   Telephone for corporate information and inquiry
   8610 8229 8150/8156

4. **Share Registrar and Transfer Office**
Hong Kong Registrars Limited
46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

China Securities Depository Ltd., and Clearing Co., Shanghai Branch
3/F, China Insurance Building, No. 166, Lujiazui Road (E.), Shanghai, China

Depository
The Bank of New York Corporate Trust Office
101 Barclay Street New York, New York 10286
USA

5. **Places of listing**
The Stock Exchange of Hong Kong Limited
New York Stock Exchange, Inc
Shanghai Stock Exchange

Name of share
CHALCO

Stock code
2600 (HKSE)
ACH (US)
601600 (China)

6. **Principal bankers**
China Construction Bank
Industrial and Commercial Bank of China

7. **Registration Number of License of Enterprise Legal Person**
1000001003573

Tax Registration Number
110108710928831

Institutional Organization Number
71092883-1

8. **Independent Auditors**
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building, Central, Hong Kong

PricewaterhouseCoopers
Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Center
202 Hu Bin Road,
Shanghai 200021, PRC

9. **Legal advisers**
as to Hong Kong law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road, Central, Hong Kong

as to United States law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road, Central, Hong Kong

as to PRC law:
Haiwen & Partners
21/F, Beijing Silver Tower,
No. 2 Dong San Huan North Road,
Chao Yang District, Beijing,
the PRC

10. **Corporate information database**
Secretarial Office to the Board

Financial Summary





1. Financial summary prepared in accordance with Hong Kong Financial Reporting Standards (Note (a))

	Year ended December 31,				
	2007	2006	2005	2004	2003
Income Statement	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue *(Note (b))*	**76,180,448**	64,826,615	37,826,486	32,959,343	23,799,474
Cost of goods sold	**(57,197,509)**	(43,930,699)	(25,542,555)	(22,095,880)	(16,972,503)
Gross profit	**18,982,939**	20,895,916	12,283,931	10,863,463	6,826,971
Selling and distribution expenses	**(1,186,974)**	(1,027,875)	(720,497)	(647,532)	(549,432)
General and administrative expenses	**(2,789,494)**	(2,466,192)	(1,489,537)	(1,220,902)	(1,047,461)
Research and development expenses	**(227,982)**	(116,389)	(113,381)	(132,635)	(173,359)
Other gain, net	**130,757**	382,261	120,720	47,656	9,246
Operating profit	**14,909,246**	17,667,721	10,081,236	8,910,050	5,065,965
Finance costs	**(738,456)**	(637,236)	(366,908)	(109,948)	(439,897)

	Year ended December 31,				
	2007	2006	2005	2004	2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Operating profit after finance costs	**14,170,790**	17,030,485	9,714,328	8,800,102	4,626,068
Share of (losses)/profits of jointly controlled entities	**(3,381)**	(11,419)	372	(3,953)	1,193
Share of profits of associates	**241,945**	105,177	26,947	—	—
Profit before income tax	**14,409,354**	17,124,243	9,741,647	8,796,149	4,627,261
Income tax expense	**(2,780,430)**	(4,410,674)	(2,495,213)	(2,161,086)	(920,159)
Profit for the year	**11,628,924**	12,713,569	7,246,434	6,635,063	3,707,102
Attributable to:					
Equity holders of the Company	**10,244,545**	11,841,681	7,022,422	6,391,523	3,549,732
Minority interest	**1,384,379**	871,888	224,012	243,540	157,370
Total attributable profit	**11,628,924**	12,713,569	7,246,434	6,635,063	3,707,102
Dividends	**4,131,749**	2,190,177	2,364,673	1,944,778	1,060,788

Summary of the Group's consolidated total assets and total liabilities for the five years is set out below:

	As of December 31,				
	2007	2006	2005	2004	2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Total assets	**94,338,362**	81,941,754	59,009,879	49,558,069	35,406,870
Total liabilities	**33,321,593**	32,675,192	24,804,985	20,752,191	15,769,532
Net assets	**61,016,769**	49,266,562	34,204,894	28,805,878	19,637,338

Notes:

(a) Financial summary as of December 31, 2003, 2004 and 2005 and for the years ended have not been restated under merger accounting upon the common control combination of the Company and Baotou Aluminum Co. Limited in 2007.

(b) Total other revenues and related cost of sales were previously classified as "net other revenues and gains" for 2003, 2004 and 2005, they were separately presented in 2006 and 2007 as part of the total revenue and cost of goods sold, respectively, in the income statement.

2. Financial summary prepared in accordance with the PRC accounting rules and regulations

Principal financial figures in the reporting period

Items	Year ended December 31, 2007 *RMB'000*
Operating profit	14,550,198
Total profit	14,389,867
Net profit attributable to the shareholders of the Company	10,225,058
Net profit attributable to the shareholders of the Company after excluding non-recurring items	10,113,892
Net cash flow from operating activities	11,351,781

Non-recurring items

Non-recurring items	Year ended December 31, 2007 *RMB'000*
Net losses of non-current asset disposal	(160,943)
Net gains and losses attributable by the subsidiary acquired under common control from the beginning of the period to the date of combination	538,578
Subsidy income	23,461
Net non-operating expenses other than the above items	(22,849)
Income tax impact on non-recurring items	30,980
Total	409,227



Principal accounting information and financial indicators at the end of two reporting periods of the Company

Principal accounting information	2007 RMB'000	2006 RMB'000	Increase/(Decrease) as compared with the corresponding period in the previous year (%)
Revenue	**76,180,448**	64,826,615	17.51
Total profit	**14,389,867**	17,124,243	(15.97)
Net profit attributable to the shareholders of the Company	**10,225,058**	11,841,681	(13.65)
Net profit attributable to the shareholders of the Company after excluding non-recurring items	**10,113,892**	11,578,542	(12.65)
Basic earnings per share *(RMB)*	**0.82**	1.04	(21.15)
Diluted earnings per share *(RMB)*	**0.82**	1.04	(21.15)
Basic earnings per share after excluding non-recurring items *(RMB)*	**0.81**	1.01	(19.80)
Fully diluted rate of return on net assets *(%)*	**17.65**	26.43	(33.22)
Weighted average rate of return on net assets *(%)*	**19.63**	29.69	(33.88)
Fully diluted rate of return on net assets after excluding non-recurring items *(%)*	**19.34**	25.33	(23.65)
Weighted average rate of return on net assets after excluding non-recurring items *(%)*	**21.51**	28.46	(24.42)
Net cash flow from operating activities	**11,351,781**	15,011,972	(24.38)
Net cash flow from operating activities per share *(RMB)*	**0.91**	1.31	(30.53)

	2007 *RMB'000*	2006 *RMB'000*	Increase/(Decrease) as compared with the corresponding period in the previous year *(%)*
Total assets	**94,338,362**	81,941,754	15.13
Owners' equity (or shareholders' equity) attributable to the shareholders of the Company	**57,924,660**	44,795,743	29.31
Net assets to shareholders of the Company per share *(RMB)*	**4.88**	4.31	13.23



3. Material differences between the financial information prepared in accordance with Hong Kong Financial Reporting Standards and PRC accounting rules and regulations

Differences between domestic and overseas accounting standards

Item	Net Profit Year ended December 31 2007 *RMB'000*	 2006 *RMB'000*	Net Assets As of December 31 2007 *RMB'000*	 2006 *RMB'000*
Prepared in accordance with PRC accounting rules and regulations	11,609,437	12,713,569	60,997,282	49,266,562
Prepared in accordance with Hong Kong Financial Reporting Standards	11,628,924	12,713,569	61,016,769	49,266,562

Senior Management and Staffs



1. Directors, Supervisors and Senior Management

Name	Post	Sex	Age	Date of appointment	Total emolument received from the Company in the reporting period *RMB'000* *(Before tax)*	Any receipt of emolument or allowance from shareholder of the Company or other related entity
Xiao Yaqing	Chairman and CEO	M	49	2007.5.18	1,340.9	No
Luo Jianchuan	Executive Director and President	M	45	2007.5.18	1,122.8	No
Chen Jihua	Executive Director, Vice President and CFO	M	40	2007.5.18	781.5	No
Liu Xiangmin	Executive Director and Vice President	M	46	2007.5.18	781.5	No
Shi Chungui	Non-executive Director	M	68	2007.5.18	150 *	Yes
Poon Yiu Kin, Samuel	Independent Non-executive Director	M	49	2007.5.18	229 *	No
Kang Yi	Independent Non-executive Director	M	68	2007.5.18	233 *	No
Zhang Zhuoyuan	Independent Non-executive Director	M	74	2007.5.18	158 *	No
Ao Hong	Chairman of Supervisory Committee	M	47	2007.5.18	nil	Yes
Yuan Li	Supervisor	M	50	2007.5.18	558.5	No
Zhang Zhankui	Supervisor	M	50	2007.5.18	nil	Yes
Ding Haiyan	Vice President	M	50	2007.5.18	781.5	No
Jiang Yinggang	Vice President	M	45	2007.5.18	522.4	No
Liu Qiang	Secretary to the Board	F	44	2007.5.18	513.3	No

* being reimbursements of travelling and out of pocket expenses

Profiles of Directors, Supervisors and Senior Management:

Directors

Executive Directors

Xiao Yaqing, 49, is the Chairman of the Board, Chief Executive Officer of the Company, the Chairman of the Nomination Committee of the Board and is also the President of Aluminum Corporation of China. He has been employed by the Company since 2004. Mr. Xiao graduated from Central South University of Industry in 1982 majoring in pressure processing and holds a doctorate degree from Central South University of Industry. Mr. Xiao is a professor-grade senior engineer. Having engaged in such fields as metallic material research, production and corporate management, and capital operation for a long time, Mr. Xiao has outstanding achievement as well as extensive practical experience and eminent operating competence. He formerly served as the engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He had also served as the General Manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and the Deputy President of Aluminum Corporation of China.

Luo Jianchuan, 45, is an Executive Director and President of the Company as well as the Chairman of Development Planning Committee of the Board. He has been employed by the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985 majoring in mining, holds a doctorate degree from Central South University of Industry and is a senior engineer. He has participated in non-ferrous metal trading and corporate management for a long period of time, and thus has extensive professional experience and strong management skill in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to the General Manager of Jinpeng Mining Development Corporation, Deputy General Manager and General Manager of Beijing Xinquan Tech-trading Corporation, Assistant to the General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of China Aluminum International Trading Corporation Limited, General Manager of the Operations and Sales Division, Vice President and Senior Vice President of the Company.

Chen Jihua, 40, is an Executive Director, Vice President and the Chief Financial Officer of the Company. Mr. Chen has been employed by the Company since 2001. He holds a Master degree from Central University of Finance and Economics. He has engaged in corporate and financial management for a long time and accumulated extensive and professional experience. He formerly served as Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, Financial Controller of Red Bull Vitamin Beverages Company Limited, Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited, Financial Controller of Jitong Network Communications Company Limited, the Assistant to the President of Aluminum Corporation of China and General Manager of the Company's Finance Department.

Liu Xiangmin, 46, is an Executive Director and Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metal science and holds a doctorate degree in Central South University of Industry. He is a professor-grade senior engineer and has participated in non-ferrous metal metallurgy and corporate management for a long term and accumulated extensive and professional experience. Mr. Liu previously served as Deputy Head and Head of the Alumina branch of Zhongzhou Aluminum Plant, Deputy Head of Zhongzhou Aluminum Plant, and General Manager of Zhongzhou Branch of the Company.

Non-Executive Directors

Shi Chungui, 68, is a Non-executive Director of the Company and a member of the Expert Advisory Committee of China Cinda Asset Management Corporation. He has been employed by the Company since 2005. He graduated from Northeast University of Finance and Economics and majoring in accounting in 1964. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was previously Head of Commerce Bureau of Qinhuangdao City, Hebei Province, the Standing Deputy Mayor of Qinhuangdao City, Hebei Province, President of Hebei Branch of China Construction Bank, President of Beijing Branch of China Construction Bank, Deputy



President of the Head Office of China Construction Bank and Deputy President of China Cinda Asset Management Corporation.

Independent Non-Executive Directors

Poon Yiu Kin, Samuel, 49, is an Independent Non-Executive Director of the Company and the Chairman of the Audit Committee. Mr. Poon has served as an Independent Non-Executive Director of the Company since 2005. He holds a Master of Business Administration degree from London Business School, a Master of Education degree and a Bachelor's degree in Business Administration from The Chinese University of Hong Kong. Mr. Poon is also an Independent Non-Executive Director of Yue Yuen Industrial (Holdings) Limited and a member of the Executive Committee and Honorary Treasury of English Schools Foundation. He is a member of the Advisory Committee of the Hong Kong Securities and Futures Commission and Joint Committee on Student Finance of Education and Manpower Bureau, and an adjunct Professor of Beijing University, National Chengchi University of Taiwan and The Chinese University of Hong Kong. Mr. Poon formerly served as a Managing Director as well as held various positions in Merrill Lynch, including the co-head of the investment bank division for the Asia-Pacific region, the head of debt capital markets of the Asia Pacific region and the head of corporate finance of Europe, the Middle East and Africa.





Kang Yi, 68, is an Independent Non-Executive Director and the Chairman of the Remuneration Committee of the Company. Mr. Kang has served as an Independent Non-Executive Director of the Company since 2004. Mr. Kang graduated in 1965 from Central South University of Industry majoring in the metallurgy of non-ferrous metals. He is a professor-grade senior engineer and has engaged in corporate management and civil service for a long term. Mr. Kang has extensive experience and is currently the Chairman of the China Non-ferrous Metals Industry Association. He is also a member of the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and an Independent Non-Executive Director of Jiangxi Copper Company Limited. Mr. Kang once served as the factory manager of Qingtongxia Aluminum Plant, the Head of the Economic Committee of Ningxia Hui Autonomous Region, Deputy General Manager of China Non-ferrous Metals Industry Corporation, Deputy Head of the State Non-ferrous Metals Industry Bureau and a member of the previous session of National Committee of the Chinese People's Political Consultative Conference ("CPPCC").

Zhang Zhuoyuan, 74, is an Independent Non-executive Director of the Company. He is a member of the Chinese Academy of Social Sciences and a researcher of Institute of Economics. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive and professional accomplishment in such aspects as political economy, price theory and marketing. Mr. Zhang had consecutively served as the director and researcher of the Institute of Finance, Trade and Economics of Chinese Academy of Social Sciences, the chief editor of "Finance & Trade Economics" and a tutor of doctorate students, director, researcher and tutor of doctorate students of the Institute of Industrial Economics of Chinese Academy of Social Sciences, director, researcher and tutor of doctorate students of the Institute of Economics of Chinese Academy of Social Sciences. He is the chief editor of Economics Research Journal. Mr. Zhang is also a member of the Ninth and Tenth Sessions of CPPCC, deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Studies, director of Chinese Society for Cost Studies and Secretary-General of Foundation of Sun Ye Fang Economics and Science. At present, Mr. Zhang is also an Independent Director of Jiangnan Securities Co. Ltd.

Supervisors

Ao Hong, 47, is currently a Vice President of Aluminum Corporation of China. Mr. Ao graduated from Kunming University of Science and Technology majoring in Metallurgy. He holds a Master degree of Central South University and is a professor-grade senior engineer with extensive experience in non-ferrous metals research, corporate management, corporate governance and internal control. Mr. Ao formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Yuan Li, 50, is a Supervisor elected as the employee representative of the Company and a General Manager of the Corporate Culture Department of the Company. Mr. Yuan has been employed by the Company since 2001. He is an engineer with extensive administrative and managerial experience. He formerly served as a Manager and Deputy Head of the General Management Office of China Non-ferrous Metals Industry Corporation, the Head of the Department of Research and Investigation as well as the Head of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and the Deputy Head of the Department of Political Affairs and the Head of the Community Union Working Department of Aluminum Corporation of China.

Zhang Zhankui, 50, is the Deputy Head of the Finance Department of Aluminum Corporation of China. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang formerly served as the Head of the Finance Division and then the Head of the Audit Division of China General Design Institute for Non-ferrous Metals, a Deputy General Manager of Beijing Enfei Tech-industry Group, the Head of the Accounting Division of the Finance Department and the Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, the manager of the Asset and Finance of the Listing Office of Chinalco and the Head of the Fund Division of the Finance Department of Chinalco and the manager of the General Division of the Finance Department of the Company.

Other Senior Management Personnel

Ding Haiyan, 50, is a Vice President of the Company and has been employed by the Company since 2001. Graduated from Capital University of Economics and Business in 1982 majoring in Labor Economics, Mr. Ding holds a Master degree in Economics and is a senior economist with extensive experience in labor, wages, insurance, merger and acquisition of enterprises and capital operation. He once served as the Head of Labor Wage Division of the Human Resource Department and the Deputy Director of the Bureau of Labor and Insurance of China Non-ferrous Metals Industry Corporation, the Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as the Head Manager of the Department of Asset Operation, the Deputy Head of the Listing Office and an Assistant to president of Aluminum Corporation of China, and was an Executive Director and the Secretary of the Board of the Company.

Jiang Yinggang, 45, is a Vice President of the Company and the General Manager of Qinghai Branch of the Company. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a Master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. He has participated in production operation and corporate management of production enterprises for a long period of time and has extensive professional experience. He has served as the Deputy Head and then the Head of Corporate Management Department of Qinghai Aluminum Plant, the Head of Qinghai Aluminum Smelter, a Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and the General Manager of Qinghai branch of the Company.

Liu Qiang, 44, is the Secretary to the Board and has been employed by the Company since 2001. Ms. Liu holds a Master's degree in English literature and is a deputy senior translator. She studied finance and business administration at the University of International Business and Economics, Beijing for one year. Ms. Liu has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. She once served in the finance department of Hong Kong Oriental Xiyuan (Holdings) Company Limited. Ms. Liu formerly served as the Manager of the finance department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation; a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as the Deputy Manager of the Import and Export Division of China Aluminum International Trading Co., Ltd.

2. Positions held in Shareholders of the Company

Name	Name of Shareholder	Position(s)	Date of Appointment	Whether Receiving Remuneration or Allowance
Xiao Yaqing	Aluminum Corporation of China	President	April 2004	No
Ao Hong	Aluminum Corporation of China	Vice President	October 2005	Yes
Zhang Zhankui	Aluminum Corporation of China	Deputy Head of Finance Department	March 2006	Yes
Shi Chungui	China Cinda Asset Management Corporation	Member of Expert Advisory Committee	November 2001	Yes

Positions in Other Entities

Name	Name of other entities	Position(s)	Date of Appointment	Whether Receiving Remuneration
Shi Chungui	Cinda Securities Company Limited	Independent Director	August 2007	No
Poon Yiu Kin, Samuel	Yue Yuen Industrial (Holdings) Limited	Independent Director	October 2004	Yes
Kang Yi	Jiangxi Copper Company Limited	Independent Director	June 2002	Yes

Name	Name of other entities	Position(s)	Date of Appointment	Whether Receiving Remuneration
Zhang Zhuoyuan	Guangdong Dehao Runda Electrical Appliance Co., Ltd.	Independent Director	September 2004*	Yes
	Jiangnan Securities Co., Ltd.	Independent Director	October 2002	Yes

* Resigned in August 2007

3. Decision Making Process, Determination Basis and Status of Remuneration of Directors, Supervisors and Senior Management

Based on the market condition and the remuneration strategy of the Company, a proposal in relation to the remuneration of the Company's Directors, Supervisors and Senior Management has been prepared by a specialized department of the Company. Such proposal has been submitted to the Remuneration Committee of the Company for consideration. Remuneration of the Senior Management will be submitted to the Board for consideration whereas that of the Directors and the Supervisors will be submitted to the Board for consideration and to the general meeting for approval.

Remunerations for Directors, Supervisors and Senior Management are determined in accordance with the Company's development tactic, corporate culture and remuneration strategy, with reference to the remuneration standard of corresponding positions in comparable enterprises (in terms of scale, industry and nature etc.) in the market. The opinion and advice of an external and professional consultancy will also be taken into consideration and will be linked with the Company's operating results and assessment of individual performance.

In 2007, the total remuneration of directors, supervisors, senior management and secretary to the board of the Company amounted to RMB7,697,400 (including the travelling expenses of independent directors). Other than the discretionary bonus of RMB2,371,700 which has not yet been distributed, all remuneration has been paid during the period.

4. Changes in Directors, Supervisors and Senior Management

Name	Position(s)	Reason for change
Zhang Chengzhong	Executive Director, Vice President	Expiry of term
Wang Dianzuo	Independent Non-executive Director	Expiry of term
Joseph C. Muscari	Non-executive Director	Expiry of term
Helmut Wieser	Non-executive Director	Alcoa disposed all of the Company's shares
Liu Xiangmin	Executive Director	Appointed at the annual general meeting on 18 May 2007

Jiang Yinggang is appointed as the Vice President of the Company.

5. Employees of the Company

As at the date of the end of the reporting period, the Company had 94,269 employees. The structure of employees is as follows:

Professional Structure

Category	Number of Persons
Management	15,048
Sales staffs	583
Production staffs	78,003
Others	635
Total	94,269

Education Background

Category	Number of Persons
Masters	358
Undergraduates	8,541
College students	15,997
Secondary school or below	69,373
Total	94,269

Changes and Substantial Shareholders

1. Share Capital Structure

Aluminum Corporation of China is the largest shareholder of the Group which directly holds 38.56% equity interest in the Company.

Share Structure of Aluminum Corporation of China Limited



Aluminum Corporation of China
China Cinda Asset Management Corporation
China Construction Bank Corporation
China Development Bank
Guangxi Investment (Group) Co., Ltd.
Guizhou Provincial Materials Development and Investment Corporation
Lanzhou Aluminum Factory
Lanzhou Economic Information Consultation Co., Ltd.
Baotou Aluminum (Group) Co., Ltd.
Guiyang Aluminum Magnesium Design & Research Institute
Public holders of H shares
Other public holders of listed domestic ordinary shares (A shares)
38.56%
6.65%
5.24%
4.10%
1.46%
0.96%
0.59%
0.07%
2.60%
0.03%
29.16%
10.58%
Aluminum Corporation of China Limited
(100%)

As of December 31, 2007, the share capital structure of the Company was as follows:

	As of December 31, 2007	
	Number of shares *(in million)*	Percentage to total issued share captial *(%)*
Holders of A Shares		
Chinalco	5,214.41	38.56
China Cinda Asset Management Corporation	900.56	6.65
China Construction Bank Corporation	709.77	5.24
China Development Bank	554.94	4.10
Baotou Aluminum (Group) Co., Ltd.	351.22	2.60
Guangxi Investment (Group) Co., Ltd.	196.80	1.46
Guizhou Provincial Materials Development and Investment Corporation	129.43	0.96
Lanzhou Aluminum Factory	79.47	0.59
Lanzhou Economic Information Consultation Co., Ltd.	9.18	0.07
Guiyang Aluminum Magnesium Design & Research Institute	4.12	0.03
Other public holders of A Shares	1,430.62	10.58
Holders of H Shares	3,943.97	29.16
Total	13,524.49	100

According to the public information available to the Company and to the best knowledge of the Company's Directors, as of March 20, 2008, being the latest practicable date prior to the issue of this annual report, there is sufficient public float in the Company's share capital structure which is in compliance with the requirement of the Hong Kong Listing Rules.

2. Changes in Shareholding and Shareholders

Changes in Shareholding

Unit: Share

	Before the change		Issue of	After the change	
	Number	Percentage (%)	new shares	Number	Percentage (%)
I. Shares subject to trading moratorium					
1. State-owned shares	6,866,707,049	58.94		6,866,707,049	50.78
2. State-owned legal person shares	839,203,136	7.20	443,991,750	1,283,194,886	9.5
Total shares subject to trading moratorium	7,705,910,185	66.14	443,991,750	8,149,901,935	60.28
II. Shares not subject to trading moratorium					
1. Renminbi ordinary shares	0		1,430,619,989	1,430,619,989	10.57
2. Overseas listed foreign invested shares	3,943,965,968	33.86		3,943,965,968	29.15
Total shares not subject to trading moratorium	3,943,965,968	33.86		5,374,585,957	39.72
III. Total shares	11,649,876,153	100	1,874,611,739	13,524,487,892	100

Approval of Changes in Shareholding

As approved by the Special General Meeting of the Company held on February 27, 2007 and approved by CSRC on April 20, 2007, the Group issued 1.237 billion A shares and completed the share exchange with Shandong Aluminum and Lanzhou Aluminum on April 24, 2007. After vetting and approval by the Shanghai Stock Exchange ("SSE"), the A shares of the Group were listed on the SSE on April 30, 2007.

As approved by the Special General Meeting of the Company held on October 12, 2007 and approved by CSRC on December 7, 2007, the Group issued 638 million A shares and completed the share exchange with Baotou Aluminum on December 28, 2007.

Transfer of Changes in Shareholding

On April 24, 2007, China Orient Asset Management Corporation transferred 602 million state-owned shares held by it in the Company to Aluminum Corporation of China.

3. Share Issue and Listing

(1) Status of share issue in the past three years

Unit: Share Currency: RMB

Type of share and derivative security	Date of issue	Offer price	Number of shares issued	Date of listing	Number of shares approved for listing and trading	Date of termination of trading
H Shares placing	May 9, 2006	HK$7.25	644,100,000#	May 19, 2006	644,100,000	N/A
Renminbi ordinary share	April 24, 2007	RMB6.60	1,236,731,739	April 30, 2007	1,148,077,357	N/A
Renminbi ordinary share	December 28, 2007	RMB20.49	637,880,000	January 4, 2008	282,542,632	N/A

In connection with the Placement, the National Social Security Fund Council (the "NSSF") of the PRC entrusted the Company to effect a sale of a total of 44,100,000 H shares upon conversion of the same number of existing domestic shares that are to be allocated from Aluminum Corporation of China ("Chinalco"), the parent company of the Company, to NSSF as part of the Placement.

(2) Changes in total number of shares and the shareholding structure of the Company

During the reporting period, the total share capital of the Company increased by 1,874,611,739 shares to 13,524,487,892 shares.

4. Substantial Shareholders who held 5% or more of shares

So far as the Directors are aware, as of December 31, 2007, the persons other than Directors, chief executives or supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Hong Kong Securities and Futures Ordinance ("SFO") are as follows:

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total issued share capital
Aluminum Corporation of China*	A Shares	5,649,217,045 (L)	Beneficial owner and interests of controlled corporations	58.97%	41.78%
China Cinda Asset Management Corporation	A Shares	900,559,074 (L)	Beneficial owner	9.40%	6.65%
Templeton Asset Management Limited	H Shares	716,734,675 (L)	Investment manager	18.17%	5.30%
China Construction Bank Corporation	A Shares	709,773,136 (L)	Beneficial owner	7.41%	5.24%
J.P. Morgan Fleming Asset Management Holdings Inc. *(Note 1)*	H Shares	249,024,000 (L)	Investment manager and interests of controlled corporations	6.31%	1.84%

* These interests represented a direct interest of 5,214,407,195 A Shares held by Chinalco and an aggregate interests in 434,809,850 A Shares held through various subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd, 79,472,482 A Shares held by Lanzhou Aluminum Factory and 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design & Research Institute.

Notes: (L) denotes long position.

(1) These H shares were held by J.P. Morgan Fleming Asset Management Holdings Inc. through its controlled corporations, of which 237,364,000 H Shares were held directly by JF Asset Management Limited in the capacity of investment manager and 11,660,000 H Shares were held directly by JF International Management Inc.

Save as disclosed above and so far as the Directors are aware, as at December 31, 2007, no other persons of the Company had any interests or short positions in the shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5. Number of Shareholders and Their Shareholding

	Unit: Number of Shareholders
Total number of shareholders at the end of the reporting period	751,832

6. Particulars of Shares Held by Top Ten Holders of A Shares Subject to Trading Moratorium and the Terms of the Trading Moratorium

Unit: Share

No.	Name of holders of A Shares subject to trading moratorium	Reason for trading moratorium	Number of A Shares subject to trading moratorium held	Expiry date of trading moratorium	Terms of trading moratorium
1	Aluminum Corporation of China	Issue A shares to acquire Lanzhou Aluminum	5,214,407,195	April 30, 2010	Not to transfer or entrust any other person to manage any part or parts of its shareholding in Chalco, nor shall it permit Chalco to repurchase its shares within 36 months from the date on which the shares of Chalco are listed on the Shanghai Stock Exchange
2	China Cinda Asset Management Corporation	Issue A shares to acquire Lanzhou Aluminum	900,559,074	April 30, 2008	Not to transfer any part or parts of its shareholding in Chalco within 1 year from the date on which the shares of Chalco are listed on the Shanghai Stock Exchange
3	China Construction Bank Corporation	Issue A shares to acquire Lanzhou Aluminum	709,773,136	April 30, 2008	Not to transfer any part or parts of its shareholding in Chalco within 1 year from the date on which the shares of Chalco are listed on the Shanghai Stock Exchange

No.	Name of holders of A Shares subject to trading moratorium	Reason for trading moratorium	Number of A Shares subject to trading moratorium held	Expiry date of trading moratorium	Terms of trading moratorium
4	China Development Bank	Issue A shares to acquire Lanzhou Aluminum	554,940,780	April 30, 2008	Not to transfer any part or parts of its shareholding in Chalco within 1 year from the date on which the shares of Chalco are listed on the Shanghai Stock Exchange
5	Guangxi Investment (Group) Co., Ltd.	Issue A shares to acquire Lanzhou Aluminum	196,800,000	April 30, 2008	It shall not transfer any part or parts of its shareholding in Chalco within 1 year from the date on which the shares of Chalco were listed on the Shanghai Stock Exchange
6	Guizhou Provincial Materials Consultation Co., Ltd. Development and Investment Corporation	Issue A shares to acquire Lanzhou Aluminum	129,430,000	April 30, 2008	It shall not transfer any part or parts of its shareholding in Chalco within 1 year from the date on which the shares of Chalco were listed on the Shanghai Stock Exchange
7	Lanzhou Aluminum Factory	Issue A shares to acquire Lanzhou Aluminum	79,472,482	April 30, 2010	It shall not transfer any part or parts of its shareholding in Chalco within 3 years from the date on which the of Chalco were listed on the Shanghai Stock Exchange

No.	Name of holders of A Shares subject to trading moratorium	Reason for trading moratorium	Number of A Shares subject to trading moratorium held	Expiry date of trading moratorium	Terms of trading moratorium
8	Lanzhou Economic Information Consultation Co., Ltd.	Issue A shares to acquire Lanzhou Aluminum	9,181,900	April 30, 2008	It shall not transfer any part or parts of its shareholding in Chalco within 1 year from the date on which the shares of Chalco were listed on the Shanghai Stock Exchange
9	Baotou Aluminum (Group) Co., Ltd.	Issue A shares to acquire Baotou Aluminum by share exchange	351,217,795	January 4, 2011	Its shares in Chalco shall be subject to a trading moratorium for 36 months from the listing date of the additional shares on the Shanghai Stock Exchange
10	Guiyang Aluminum Magnesium Design & Research Institute	Issue A shares to acquire Baotou Aluminum by share exchange	4,119,573	January 4, 2011	The shares of Chalco it currently holds shall be subject to trading moratorium for 36 months from the listing date of the additional shares

7. Summary of Controlling Shareholder

(1) Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Aluminum Corporation of China
Legal representative:	Xiao Yaqing
Registered capital:	RMB15.432 billion
Date of incorporation:	February 21, 2001
Principal operating or managing activities:	mining and selection of bauxite; smelting, processing and trading of aluminum; mining and selection of rare & rare-earth metal mines; smelting, processing and trading of rare & rare-earth metals; mining, smelting, processing and trading of copper and other non-ferrous metals; related engineering and technical service.

(2) Diagram of the Direct Property Right and Controlling Relationship between the Company and Controlling Shareholder


Aluminum Corporation of China
38.56%
Aluminum Corporation of China Limited


CHALCO
CHALCO
CHALCO

Chairman's Statement



Dear Shareholders,

I am pleased to present the annual report of the Group for the year ended December 31, 2007 for review by the shareholders. On behalf of the Board of the Company and all employees, I would like to express my gratitude to all our shareholders for their concern and support of the Company.

Mr. Xiao Yaqing
Chairman of the Board and
Chief Executive Officer



Financial Results

The turnover of the Group for the year 2007 amounted to RMB76.180 billion, representing a year-on-year increase of 17.1%. The profit attributable to the equity holders of the Company was RMB10,245 million, representing a year-on-year decrease of 13.49%. Earnings per share for profit attributable to the equity holders of the Company was RMB0.82, representing a year-on-year decrease of 21.15%.

Dividends

The Board of the Company proposed to declare a final dividend of RMB0.053 per share for the year 2007 (an interim dividend for 2007 of RMB0.137 per share has been paid) based on 35% of the Company's profit after tax for 2007 and after deducting the interim dividend paid, the distributable dividend amounted to approximately RMB717 million for a total share capital of 13,524,487,892 shares as at December 31, 2007. The proposed declaration of final dividend will be put forward to the annual general meeting to be held on May 9, 2008 for approval. The final dividend is expected to be distributed to eligible shareholders of the Company before May 30, 2008.

Product Market Reviews

The supply and demand as well as the price of aluminum are closely tied to the global economic changes and changes to the PRC macro-economy. The changes in the global economy and the PRC economy have a significant impact on the aluminum market.

Primary Aluminum Market

During the year 2007, the international price of primary aluminum fluctuated by a considerable extent. Consumption and demand for primary aluminum throughout the world including the PRC continued to grow. The price of primary aluminum stayed high in the first half of the year. However, as a result of the US subprime crisis since August 2007, the price of primary aluminum had fallen to a record low of the year. In 2007, the lowest price of three-month primary aluminum futures on London Metals Exchange ("LME") was US$2,326.5 per tonne, the highest price was US$2,937.5 per tonne and the average price was US$2,661 per tonne, representing a year-on-year increase of 2.70%. The highest, lowest and average price of three-month aluminum futures on the Shanghai Futures Exchange ("SHFE") was RMB20,900 per tonne, RMB17,480 per tonne and RMB19,580 per tonne respectively, representing a year-on-year decrease of 2.76%.

The global output of primary aluminum for 2007 was approximately 38.15 million tonnes, representing a year-on-year increase of 12.30%; the global consumption of primary aluminum reached approximately 37.81 million tonnes, representing a year-on-year increase of 10.14%. The growth rate of the supply and demand for primary aluminum in the PRC continued to boom relatively rapidly, and in particular, aluminum consumption in the construction, transportation, electricity and packaging industries continued to increase. The domestic aluminum output for 2007 was approximately 12.56 million tonnes, representing a year-on-year increase of 34.33%; domestic aluminum consumption reached approximately 12.44 million tonnes, representing a year-on-year increase of 43.48%.

Alumina Market

In early 2007, affected by the rapid expansion of new alumina production capacity and output in the PRC, the international spot price of alumina continued a downward trend. Since February 2007, the impact of the strike of the Guinea mining workers, the increase in the winter reserves of the PRC's domestic aluminum enterprises and the overseas shortage of spot alumina have all led to a gradual rebound of the prices of both international and domestic alumina. The international market price has reached its high at US$430 per tonne while the domestic market has recorded RMB4,500 per tonne. The annual average price of imported alumina in 2007 was US$393 per tonne, representing a year-on-year decrease of 11.69%. The annual average selling price of the Group's alumina was RMB3,412 per tonne, representing a year-on-year decrease of 16.92%.

The global output of alumina for 2007 was approximately 74.53 million tonnes, representing a year-on-year increase of 8.68%; the consumption reached approximately 74.70 million tonnes, representing a year-on-year increase of 12.50%. Due to the continuing significant expansion of the PRC's new alumina production capacity in 2007, domestic supply of alumina increased further. Domestic output of alumina reached approximately 19.45 million tonnes, representing a year-on-year increase of approximately 41.97%. The demand rose as well, reaching approximately 24.42 million tonnes, representing a year-on-year increase of approximately 28.53%. In 2007, alumina imported to the PRC amounted to approximately 5.23 million tonnes, representing a year-on-year decrease of 24.31%.

Business Review

In 2007, the Group maintained its scientific development, took full advantage of production integration, ushered expansion and innovations and pushed forward its resource strategy. It also enhanced its sustainable growth capability, consolidated its core competitiveness and, through dedication of its staff, achieved targets of the year.

1. Maintained a stable increase in production volume of principal products. The Group actively tackled challenges such as rising raw materials prices and electricity fees as well as the shortage of resources etc. With well-organized production and strengthened co-ordination, the Group maintained a steady increase in the production volume of its principal products. In 2007, the production volume of alumina of the Group reached 9.57 million tonnes representing a 8.38% increase as compared with the corresponding period in the previous year. The production volume of alumina chemicals was 1.02 million tonnes, representing a decrease of 7.27% as compared with the corresponding period in the previous year. The production of primary aluminum amounted to 2.80 million tonnes (including 0.33 million tonnes contributed by all the production volume of Jiaozuo Wanfang), representing an increase of 45.08% as compared with the corresponding period last year.



2. The overall competitiveness of the Group was greatly enhanced through non-routine business operation. The Group, by fully seizing market strategic opportunities and initiating capital operations, increased its total assets to RMB94.3 billion and rapidly expanded the scale of its principal business whilst substantially enhanced its overall competitiveness.

   The Group has achieved the strategic listing of its A Shares. On April 24, 2007, the Group accomplished the respective mergers of Shandong Aluminum and Lanzhou Aluminum with the Company by way of share exchange through issuing 1.237 billion A Shares of the Company. On April 30, 2007, the A Shares of the Company were listed on the Shanghai Stock Exchange. The respective mergers of Shandong Aluminum and Lanzhou Aluminum with the Company by way of Share exchange were the first PRC case of merger by absorption involving three listed companies. At the same time, the Group also fulfilled its goal of tri-listing in Hong Kong, USA and China, which highlighted its optimized resource allocation, refined its the corporate governance structure and improved the platform of capital operation.



On December 28, 2007, the Company further issued 638 million A Shares and accomplished the merger by share exchange of Baotou Aluminum. The merger of Baotou Aluminum with the Company reduced the business competition with the controlling shareholder of the Company, further revealed the synergy of the Company's strategy and represented the first successful integration between two listed companies in a fully open domestic capital market.

In June 2007, the Group issued a 10-year-bonds in the principal amount of RMB2 billion with a face value of RMB100 each, bearing an annual interest rate of 4.50%. The Group also issued an one-year short term bonds in the principal amount of RMB3 billion at a face value of RMB100 each, bearing an annual interest rate of 3.55%. The issuances provided fund to the Company for development and reduced the financial cost of the Company.

3. Significant progress in overseas business:

- Aurukun Project: In 2007, the Group and the Government of the State of Queensland of Australia (the "Queensland Government") officially entered into the Aurukun project development agreement. The Group also entered into the land use agreement with the aborigines in respect of the Aurukun project. The Queensland Government officially issued the Aurukun bauxite exploration permit to the Company which marked the initiation of the Aurukun Project. At present, the tender for the principal contractor has already been completed and the principal contractor has already been ascertained. The feasibility study will soon be initiated.

- Saudi Arabian Aluminum Project: In October 2007, the Group and Malaysia Mining Company (MMC) as well as Saudi Arabian Binladin Group (SBG) entered into a memorandum of understanding ("MOU") to jointly construct a primary aluminum plant with an annual capacity of 1 million tonnes in Saudi Arabia. The parties to the MOU have officially entered into a Cooperation Framework Agreement in November 2007. The Investment Department of the Government of Saudi Arabian has issued the project permit. According to the Cooperation Framework Agreement, the Company will hold 40% equity interest and will be the largest shareholder in the project. The project will commence its feasibility research in early 2008. The project is located in an area with abundant resources, where primary aluminum can be produced at a competitive cost.

4. Focused on exploration of resources: The Group focused on strengthening the development and allocation of resources in order to establish and optimize the conservation and use of its bauxite resources. It focuses its work on the exploration and development, mining supply system and initial project management of bauxite resources. In 2007, the Group endeavored to renovate and develop bauxite mines and strived to increase mining capacity of the Group's own bauxites. At the same time, the Group put more efforts in risk studies on exploration of resources so as to lay a solid foundation for the long-term resource development of the Company.

5. Achieved significant success in developing measures for reuse and recycling of materials as well as saving energy and reducing emission: The Group has set up development goals and assurance policy for recycling and conservation of resources to build up itself as a resource-efficient enterprise. The Group speeded up the renovation of integrated energy-saving technology by means of new production techniques and technologies, mainly by streamlining its production workflow and perfecting its product structure. In 2007, the comprehensive energy consumption of alumina and comprehensive alternating current consumption of aluminum decreased by 1.24% and 1.38% respectively as compared with the corresponding period in the previous year.

6. Successful technological innovation: Based on the rationale of efficient use of resources, energy saving and emission reduction, enhancement of production volume and quality, the Group has carried out studies in application of advanced technology, research and development of key general technology as well as the promotion and adoption of such technologies for industrial applications. In 2007, the Group made significant progress in research and development of new methods and techniques.

7. Established a task system with scientific information management: The Group has placed great efforts in building and maintaining its information management system, network infrastructure and advanced production and management system. In 2007, the Group continued the progress of phase one of its ERP project. Through system integration and optimization of the workflow of existing businesses, the Group has principally achieved the goal of reinforcing risk control. The Group has also built up a reliable and sound network platform which is able to satisfy the needs of centralised management.



8. Further enhancement of corporate management standards: The Group has continuously consolidates various fundamental practices of management to improve the management standards. The Company has also controlled risk so as to ensure its healthy development.

   - Further optimized the risk management system based on internal control. The Group has passed the compliance audit under Rule 404. The accountability system on financial personnel brought positive effect on risk control and the standard of management.

   - Strengthened the establishment of investment management system. Substantial progress has been made in proactively fostering centralized and professional management.

   - Strictly implemented accountability system in safety and environmental production. Goals were identified and responsibility had been strengthened by establishing specialized inspection team to reinforce on-site safety examination. The Group also effectively established the specialized work to examine safety production and inspect potential production risks.

9. Enhanced corporate social responsibility: The Group has efficiently operated a healthy and safe environmental management system and continued to improve the performance of such system in order to provide benefits to its staff, shareholders and the society by acting in an accountable manner to create a healthy and safe working environment. The Group has also actively promoted positive interactions among the economy, the society and the environment in order to facilitate the economic and social development of places where the enterprises of the Group were located. The Group also enthusiastically took part in social welfare events such as poverty alleviation, education sponsorship and relief of disasters.



Business Prospect

In 2008, the continuous, steadly and fast development of the PRC economy will bring not only opportunities but also challenges to the Company. Mergers and acquisitions in the international mining industry have resulted in increasingly fierce competitions in the global market. Continual increase in prices of mining resources, coal, electricity and power, transportation fees and raw materials will bring increasing pressure on costs.

In view of this, the Group will closely monitor market developments in 2008, further implement scientific development by further reinforcing fundamental management and technological innovation in line with the Company's corporate strategy. The principal operational objectives of the Group are as follows:

1. The Group will put great emphasise on and will take notice of the mutual effect between market environment and policy factors as well as the mutual influence between international and domestic economic trends and to comprehensively analyze the situation facing the international and domestic markets and the Company's internal situation. The Group will adjust and improve development strategy of the Company according to the changes in trend. In 2008, production volume of alumina products is expected to reach 10.20 million tonnes and production volume of primary aluminum will be 3.62 million tonnes.

2. Since resource is the basis for the sustainable development of the Company, the Group will press ahead its corporate resource strategy by focusing on resource acquisition and control. It will strengthen cooperation, give weight to key projects and expand its reserve. Meanwhile, it will broaden the range of resources exploration and supply and put more efforts in the investment and construction of mines.

3. Focus on cost control so as to fully implement the proposed production and operation, foster coordination and increase implementation, bring overall strength and synergy into full play, further elevate effectiveness of production and operation while aspiring to reduce their cost. Meanwhile, fully implement budget management, further save energy and reduce unnecessary power consumption and optimize production and technological indices.

4. Perfect production chain and complete the merger of Liancheng Aluminum with the Group. Work will be initiated after the absorption of aluminum fabrication plants into the Group, including the continued integration and improvement of the management methods and regulations of newly acquired enterprises as well as to accelerate the integration of the operation concept, management system and risk control of the newly acquired enterprises with the Company.

5. Fully capitalize on centralised management and operation. In terms of supply and sales, take further step to strengthen market research to make more accurate assessment of the market trend. To fully exploit the advantages of centralised purchase of raw materials and fuels, promote professional management and strive to reduce purchase cost by formulating scientific model of purchase and a reasonable level of inventories. To take full advantage of the market and market opportunities of products so as to maximize product selling price to the fullest extent as well as to improve product sales and after-sale services.

6. Integrate technological advancement with structural adjustment, overseas development and resource utilization to enhance autonomy and innovation so as to boost and support the competitiveness of the Company.

7. The Group will focus on human resources strategies and strengthen the training of its management personnel and employees with a view to improving their skills and overall quality.

In 2008, the Board will do its utmost to achieve our goals as a return to our shareholders.

Xiao Yaqing
Chairman and Chief Executive Officer

Beijing, the PRC
March 17, 2008


中国铝业
CHINALCO

ALUMINUM CORPORATION OF CHINA LIMITED CHALCO 2007 ANNUAL REPORT

Financial Conditions and Results of Operations





The following management's discussion and analysis should be read in conjunction with the financial statements together with the accompanying notes, included elsewhere in this annual report.

Overview

The Group is principally engaged in alumina refining and primary aluminum smelting operations. We organize and manage our operations according to the following business segments:

- Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

- Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling substantially all primary aluminum products to external customers. This segment also includes production and sales of carbon products and small amount of aluminum-fabricated products.

- Corporate and other services segment, which includes operations of the Company's headquarters, research conducted by the Group's research institutes and provision of the Group's research and development services to third parties.

Results of Operations

The Group's earnings attributable to equity holders of the Company amounted to RMB10,245 million for the year ended December 31, 2007, representing a year-on-year decrease of RMB1,597 million or 13.49% from RMB11,842 million for the corresponding period last year. On April 24, 2007, the Group completed the mergers of Lanzhou Aluminum and Shandong Aluminum with the Company by way of share exchange. A total of 1.237 billion A Shares of the Company were issued. On December 28, 2007 the merger of Baotou Aluminum by way of share exchange was also completed and as a result, approximately 638 million A Shares of the Company were issued. As a result of the mergers, the total number of issued shares of the Company has reached 13.524 billion shares, thereby diluting the earnings per share to a certain extent.

Revenue

The Group's turnover increased by RMB11,353 million from RMB64,827 million in 2006 to RMB76,180 million in 2007, representing an increase of 17.51%. Such growth was primarily due to the increase in the external sales of primary aluminum of the Group.

The Group's external sales volume of primary aluminum reached 3,092,600 tonnes in 2007, representing an increase of 956,700 tonnes or 44.79% from 2,135,900 tonnes in 2006 (the Group has applied retrospective adjustment since 2006 for the merger of Baotou Aluminum). The growth was primarily attributable to the increase in sales volume of primary aluminum by 269,000 tonnes following the merger and establishment of Zunyi Aluminum and other subsidiaries in the second half of 2006 and increase in sales volume of primary aluminum by 234,100 tonnes resulting from the merger of Lanzhou Aluminum in the first half of 2007. Shanxi Huasheng officially commenced production and operation at the end of April in 2006, resulting in an increase of sales volume by 119,400 tonnes. Such increase in the sale of primary aluminum was also attributable to the increased efficiency in production output through technological renovation of production lines and the increase in trade sales. The increased sales volume of primary aluminum led to an increase of RMB16,708 million in revenue.

The external sales volume of alumina decreased from 6,275,700 tonnes in 2006 (inclusive of the trading volume of 1,149,400 tonnes) to 6,030,900 tonnes in 2007 (inclusive of the trading volume of 1,275,200 tonnes), representing a decrease of 244,800 tonnes. Such decrease was mainly attributable to the shift of external sales volume of alumina to internal sales volume and the increase in trading volume of the Group's products as a result of the acquisition and establishment of Zunyi Aluminum and other subsidiaries in the second half of 2006, as well as the merger of Lanzhou Aluminum in 2007. The decrease of external sales volume of alumina resulted in a decrease in revenue by RMB817 million.

In 2007, due to the influence of the market price of primary aluminum, the Group's average external selling price of primary aluminum products reached RMB16,914 per tonne (excluding tax, hereinafter), representing a decrease of RMB549 per tonne or 3.14% from RMB17,463 per tonne in 2006. Such decrease in external selling price led to a decrease of RMB1,697 million in revenue.

In 2007, the Group's external selling price of alumina reached RMB2,912 per tonne, representing a decrease of RMB706 per tonne or 19.51% from RMB3,618 per tonne in 2006, which led to a decrease of RMB4.26 billion in the revenue.

Cost of Sales

The Group's total cost of sales increased by RMB13,267 million or 30.20% from RMB43,931 million in 2006 to RMB57,198 million in 2007. Such increase was mainly attributable to the growth in external sales volume of products and the increase in unit cost of sales of alumina.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB159 million or 15.47% from RMB1,028 million in 2006 to RMB1,187 million in 2007. This was primarily attributable to the increase in the fees of transportation, loading/unloading and packaging resulted from the growth in sales volume of products.

General and Administrative Expenses

The Group's general and administrative expenses increased by RMB323 million from RMB2,466 million in 2006 to RMB2,789 million in 2007. Such increase was mainly attributable to the increase of RMB78 million in related tax charges other than income tax payable to the PRC tax authorities as a result of expanded business scale. The increase was also attributable to the increased expenses on depreciation for management equipment and administration costs by approximately RMB106 million, and the increased loss on assets disposal.

The Group's research and development expenses increased by RMB112 million from RMB116 million in 2006 to RMB228 million in 2007.

Other Gains, Net

The Group's other net gains decreased by RMB251 million to RMB131 million in 2007 from RMB382 million in 2006. Such decrease was mainly attributable to the account of an estimated gain of RMB236 million from negative goodwill as a result of the acquisitions of subsidiaries in the year of 2006, whereas there was no such activity in the year.

As a result of the foregoing reasons, the operating profit of the Group decreased by RMB2,759 million, or by 15.62%, from RMB17,668 million in 2006 to RMB14,909 million in 2007. The Group's operating profit of 2007 represented 19.57% of the sales, representing a decrease by 7.68% from 27.25% in 2006.

Finance Costs

The Group's finance costs increased by RMB101 million or 15.86% from RMB637 million in 2006 to RMB738 million in 2007. Such increase was primarily attributable to the increase of interest expenses arising from the increment of bank loans and interest rate.

Income Taxes

The Group's income tax expenses decreased by RMB1,631 million or 36.98% from RMB4,411 million in 2006 to RMB2,780 million in 2007. Out of that sum, (i) approximately RMB800 million was due to a year-on-year decrease in the Group's profit; (ii) a decrease of RMB421 million due to the preferential policies on reduction and exemption of enterprise income tax for the purchase of domestically manufactured production equipment obtained by two subsidiaries of the Group, namely, Shanxi Huasheng and Lanzhou branch respectively in April and June 2007 and; (iii) a decrease of RMB384 million was due to the preferential policies on reduction and exemption of enterprise income tax for the purchase of domestically manufactured production equipment obtained in December 2007 by the Shanxi branch and the Guizhou branch of the Group. The total tax deduction due to the preferential policies for purchase of domestically manufactured production equipment amounted to RMB805 million, resulting in the decrease of income tax expenses of RMB737 million as compared with 2006.

In 2007, the average tax rate of the Group was 19.30%, which was lower than the average tax rate of 25.76% in the corresponding period last year and the statutory tax rate of 33% due to the decrease of consolidated tax rate resulted from the acquisition and establishment of Zunyi Aluminum and the merger of Lanzhou Aluminum and Baotou Aluminum with the Company, respectively. Lanzhou Aluminum and Baotou Aluminum are located in the western region of the PRC, which enjoy a tax rate of 15%. Such decrease was also attributable to the preferential policies enjoyed by the Group during the year in respect of the reduction and exemption of enterprise income tax for the purchase of domestically manufactured production equipment.

Minority Interests

Minority interests increased by RMB512 million from RMB872 million in 2006 to RMB1,384 million in 2007, primarily due to the increase in the minority interests after the acquisition of subsidiaries.

Discussion of Segment Operations

Alumina Segment

Sales of Goods

The total sales in the alumina segment of the Group was RMB35,130 million in 2007, representing a decrease of RMB3,139 million or 8.20% from RMB38,269 million in 2006. Such decrease was mainly attributable to a lower selling price of alumina products.

The external sales revenue in the alumina segment decreased by RMB4,784 million or 18.69% to RMB20,818 million in 2007 from RMB25,602 million in 2006. Such decrease was mainly attributable to a decrease in the selling price of alumina and the external sales volume.

Revenues from the sales of alumina to the Group's aluminum smelters increased by RMB1,644 million, or by 12.98%, from RMB12,667 million in 2006 to RMB14,312 million in 2007. Such increase in internal sales was primarily due to the increase in the total demand for alumina as raw material for production of the Group's aluminum smelters following the merger of aluminum production enterprises.

Operating Profit

As a result of the foregoing reasons, the Group's total operating profit in the alumina segment decreased by RMB5,693 million, or 41.08% from RMB13,859 million in 2006 to RMB8,166 million in 2007. The operating profit of alumina segment contributed to 23.25% of the sales of goods in 2007, representing a decrease of 12.96% from 36.21% in 2006.

Primary Aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB15,313 million or 39.88% from RMB38,394 million in 2006 to RMB53,707 million in 2007, mainly due to the acquisition and establishment of smelters in the second half of 2006 and the merger by absorption of aluminum enterprises with the Group in 2007, which led to an increase in sales volume, as well as the output expansion of the existing smelters due to technological renovation.

Operating Profit

The Group's operating profit from the primary aluminum segment increased by RMB2,421 million from RMB5,001 million in 2006 to RMB7,422 million in 2007. The operating profit of primary aluminum segment as a percentage of product sales for 2007 was 13.82%, up 0.79% over 13.03% in 2006.

Corporate and Other Services Segment

The Group's corporate and other services segments reflected the expenses of the Group's corporate segment and the research and development services of the Group's research institute to external customers. This segment recorded an increase in operating loss by RMB18 million from RMB59 million in 2006 to a loss of RMB77 million in 2007.

Working Capital and Liabilities

As of December 31, 2007, the Group's current assets amounted to RMB26,211 million, representing a decrease of RMB912 million as compared with RMB27,123 million at the end of 2006.

— As of December 31, 2007, the Group's bank balances and cash amounted to RMB7,803 million, representing a decrease of RMB5,180 million as compared with RMB12,983 million as of December 31, 2006, mainly due to redemption of matured short-term bonds of RMB3,000 million and RMB2,000 million at par, respectively.

— As of December 31, 2007, the Group's inventories amounted to RMB13,474 million, representing an increase of RMB3,528 million as compared with RMB9,946 million at the end of 2006. The Group's turnover days of inventory was increased by 4 days to 74 days in 2007 from 70 days in 2006. This was resulted from the increased reserve of minerals of RMB1,210 million, and the increase of inventory of RMB1,470 million as a result of the merger of Lanzhou Aluminum.

- As of December 31, 2007, the Group's net accounts receivable amounted to RMB2,976 million, representing an increase of RMB694 million as compared with RMB2,282 million at the end of 2006. Out of that amount, notes receivable and net trade receivables increased by RMB669 million and RMB24 million from RMB1,735 million and RMB548 million at the end of 2006 to RMB2,404 million and RMB572 million, respectively. The turnover days of the Group's trade receivables were 5 days, which is in line with the 5 turnover days in 2006.

- As of December 31, 2007, the Group's current liabilities amounted to RMB18,832 million, representing a decrease of RMB4,840 million as compared with RMB23,672 million at the end of 2006. Of the current liabilities, the short-term loans decreased by RMB532 million, the accounts payable increased by RMB382 million, the income tax payable and other current liabilities decreased by RMB1,223 million and RMB825 million respectively.

- The Group issued short-term bonds at face value in the principal amount of RMB3,000 million in June 2007 in order to supplement the Company's working capital.

As a result of the foregoing reasons, the Group's net current assets amounted to RMB7,379 million as of December 31, 2007, representing an increase of RMB3,928 million from RMB3,451 million at the end of 2006.

As of December 31, 2007, the gearing ratio of the Group was 1.39, representing an increase of 0.24 as compared with 1.15 at the end of 2006. The quick ratio of the Group was 0.67, representing a decrease of 0.05 as compared with 0.72 at the end of 2006.

Long-term liabilities

As of December 31, 2007, the Group's long-term liabilities amounted to RMB14,489 million, representing an increase of RMB5,485 million as compared to RMB9,004 million at the end of 2006. Of the long-term liabilities, the long-term borrowings increased by RMB3,333 million to RMB12,139 million from RMB8,806 million at the end of 2006; and bonds payable amounted to RMB2,029 million, mainly resulting from the issue of corporate bonds at par in the principal amount of RMB2,000 million in June 2007 by the Company, as approved by the National Development and Reform Commission of the PRC, to finance Phase III of Guangxi alumina project, the expansion and environment control works of the Guizhou alumina project, Shandong project relating to output expansion of alumina with the use of imported bauxite and Lanzhou Aluminum 3 × 300 kilovolts self-contained power plant.

Capital Expenditures, Capital Commitments and Investment Undertakings

As of December 31, 2007, the Group's accumulated capital investment of fixed assets amounted to RMB16,842 million, which consisted mainly of the investment of (i) RMB2,559 million in Phase III of the Guangxi Alumina Project; (ii) RMB2,606 million in the Lanzhou Branch self-contained power plant project; (iii) RMB2,533 million in the 268,000-tonne project for improvement of pre-baked aluminum smelting pot; (iv) RMB1,814 million in Phase IV of the Guizhou alumina project for the expansion; (v) RMB1,024 million in the alumina project for expansion and environment treatment; (vi) RMB834 million in the construction of the self-contained power plant in Henan; (vii) RMB617 million in the Chongqing 800,000 tonnes alumina construction project; (viii) RMB384 million in the Qingdao 120,000 tonnes recycled aluminum alloy project, etc.

As of December 31, 2007, the Group's capital commitment of fixed assets amounted to RMB27,355 million, of which those contracted but not provided for amounted to RMB8,698 million and those authorized and not contracted amounted to RMB18,657 million.

As of December 31, 2007, the Group's external investment commitment amounted to RMB550 million, mainly attributable to the establishment of the joint venture Zunyi Alumina Project. The Group's investment in construction projects, renovation as well as external investment and acquisition had constantly improved the Group's capacity and output of alumina and primary aluminum.

Business combination

The Company issued 631.93 million A Shares and completed the merger of 72% equity interest in Lanzhou Aluminum held by shareholders other than the Company by way of share exchange on April 24, 2007. The total purchase cost of the transaction was RMB4,324 million which was determined by reference to the proportionate interests in the fair value of Lanzhou Aluminum as of April 24, 2007. The fair value of the assets was RMB2,400 million. As a result of such merger, the Company recorded an increase of RMB632 million in its share capital and an increase of RMB3,632 million in the capital reserve and a goodwill of RMB1,924 million had been recognized.

On December 28, 2007, the Company issued 637,880,000 A Shares to shareholders of Baotou Aluminum in order to acquire 100% of the equity interest of Baotou Aluminum by way of share exchange.

Acquisition of minority interests

The Company issued 604.80 million A Shares and completed the merger of its subsidiary, Shandong Aluminum, by acquiring 28.57% equity interests from the minority shareholders of Shandong Aluminum on April 24, 2007. As a result of the merger of the minority interests of Shandong Aluminum by way of share exchange, the Company recorded an increase of RMB605 million in share capital and was entitled to a net asset value of RMB1.230 billion as at the date of completion of the acquisition.

On November 23, 2007, the Company paid RMB497 million in cash to acquire 49% minority interest in Hewan Power Plant. The acquisition should be entitled to a net asset value of RMB400 million as at the date of completion of the acquisition.

The Group's capital expenses and external investment are mainly financed by operating activities, long-term and short-term debts and issuance of shares and bonds. In light of the Group's credit standing and various domestic and overseas financing methods, the Group believes that there will not be any difficulty in financing capital investments and external acquisitions.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2007 amounted to RMB7,707 million, including foreign currency deposits denominated in Hong Kong dollars, US Dollars, Euro dollars and Australian dollars which were respectively translated to RMB128.28 million, RMB41.07 million, RMB32.41 million and RMB11.39 million.

Cash Flow from Operating Activities

Net cash from operating activities decreased by RMB3,970 million or 28.06% from RMB14,147 million in 2006 to RMB10,177 million in 2007. Such decrease was primarily due to a slight decrease in the Group's profit.

Cash Flow from Investing Activities

Net cash outflow from investing activities decreased by RMB3,520 million or 32.87% from RMB10,708 million in 2006 to RMB7,188 million in 2007. Such decrease was mainly attributable to increased capital expenditures by the Group which offset the reduced external cash investment, the treatment of fixed deposits over 3 months as investment activities and maturity of deposits at year end, thus leading to a reduced cash outside as compared with last year.

Cash Flow from Financing Activities

Net cash outflows from financing activities amounted to RMB5,265 million in 2007, representing an increased outflow by RMB3,994 million from RMB1,271 million in 2006. This was mainly due to the proceeds raised from increased share capital which increased the cash inflow by RMB4,390 million in 2006 by the Group, whereas there was no such activity in the year.

Risk of Foreign Exchange Rate

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact the ability of the Group to carry out operations relating to foreign exchange and will also impact the ability of the Group to pay dividends in HK dollars and to pay dividends of American Depository Shares in US dollars. The Company believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned obligations.

Impact of Appreciation of Renminbi

The Group believes that, since the domestic spot price of alumina is determined with reference to the price of imported alumina, Renminbi appreciation has imposed certain impact on the spot price of alumina in the PRC.

Renminbi appreciation will not have a significant impact on the operation of the Company. The supply of raw materials and product sales of the Group are conducted in the PRC and its export of primary aluminum and loans in the form of other foreign currency is relatively minimal. From the perspective of cost competitiveness of the products, Renminbi appreciation will reduce the Group's competitiveness in international markets and raise the competitiveness of imported alumina.

Report of the Directors





The Board submits the Directors' report together with the audited financial statements for the year ended December 31, 2007.

Principal Activities

The Group is the largest producer of alumina and primary aluminum in the PRC. It is primarily engaged in the production and sales of alumina and primary aluminum and related research activities.

Financial Summary

The results of the Group for the year ended December 31, 2007 are set out in the consolidated income statement on pages 6 to 7. A financial summary of the Group for the last four financial years extracted from the annual reports of the respective years is set out on pages 6 to 7.

Dividend

The Board of the Company proposed to declare a final dividend of RMB0.053 per share for the year 2007 (an interim dividend for 2007 of RMB0.137 per share has been paid) based on 35% of the Company's profit after tax for 2007 and after deducting the interim dividend paid, the distributable dividend amounted to approximately RMB717 million for a total share capital of 13,524,487,892 shares as at December 31, 2007. The proposed declaration of final dividend will be put forward to the annual general meeting to be held on May 9, 2008 for approval. The final dividend is expected to be distributed to eligible shareholders of the Company before May 30, 2008.

Share Capital

Details of the share capital of the Company are set out in Note 20 to the consolidated financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 104 to 105 and Note 20 to the consolidated financial statements.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 8 to the consolidated financial statements.

Distributable Reserves

Pursuant to Article 184 of the Company's Articles of Association, where the financial statements prepared in accordance with PRC accounting standards differ from those prepared under accounting principles generally accepted in Hong Kong, distributable reserves for the relevant accounting period shall be deemed to be the lesser of the amounts shown in the two different financial statements. Distributable reserves of the Company (before the 2007 final dividends) as of December 31, 2007, calculated based on the above principle, amounted to approximately RMB21,385 million.

Use of Proceeds

In May 2006, the Group successfully placed 600 million new H shares of the Company for net proceeds of approximately RMB4.390 billion. Up to December 31, 2007, the proceeds used by the Group amounted to approximately RMB4.390 billion in which RMB390 million was used during the reporting period.

During the reporting period, the investment projects funded by the proceeds so raised by the Company are as follows:

(1) RMB200 million provided for the capital of Zunyi alumina project; and

(2) RMB190 million provided for the fund used as general expenses of the Company.

During the reporting period, investment projects not funded by proceeds:

(1) Phase III of Guangxi alumina project. The total investment in the project was RMB4.43 billion. By the end of 2007, the total amount invested by the Company was RMB2.55 billion. Such a project is expected to be completed and put into production by July 2008, with a production capacity of 880,000 tonnes of alumina.

(2) Chongqing alumina project. Investment for construction in the project was RMB4.97 billion. As at the end of 2007, the total amount invested by the Company was RMB617 million. Such a project is expected to be completed by June 2009, with a production capacity of 800,000 tonnes of alumina.

(3) Zunyi alumina project. Investment for construction of the project was RMB4.41 billion. By the end of 2007, the Company completed investment of RMB521 million. The project is expected to be completed by June 2009, with a production capacity of 800,000 tonnes of alumina.



(4) Lanzhou large-scale pre-baked aluminum smelting pot project technology improvement. The total investment of the project was RMB3.72 billion. By the end 2007, the Company has made an investment of RMB2.53 billion to the project. The project was completed in the end of the 2007 and has a production capacity of 268,000 tonnes of aluminum.

(5) Lanzhou self-contained power plant. The total investment of the project was RMB4.34 billion. By the end of 2007, the Company has made an investment of RMB2.606 billion. The construction of this project is expected to enter into the closing stage by 2008.

(6) Qingdao branch 100,000 tonnes recycled aluminum alloy project. With RMB446 million being expected to be invested in the construction of the project, the Company has invested a total sum of RMB384 million by the end of 2007. The project has commenced partial production in October 2007.

Designed Deposits and Overdue Time Deposits

As of December 31, 2007, the Group had no designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year. (2006: Nil)

Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to its existing shareholders in proportion to their shareholdings.

Donations

Donations made by the Group during the year amounted to approximately RMB26 million (2006: approximately RMB9 million).

Litigation and Contingent Liabilities

(a) Litigation

As of December 31, 2007, Fushun Aluminum, a subsidiary of the Company was named in the claims by various banks for its joint liabilities amounting to approximately RMB681 million for the repayments of loans due from a third party. Fushun Aluminum was acquired by the Company from the third party in 2006.

The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims is necessary as of December 31, 2007.

(b) Contingent Liabilities

As of December 31, 2007, the Group had no significant contingent liabilities.

Directors, Supervisors and Senior Management

The Directors and Supervisors during the year were as follows:

Executive Directors

Xiao Yaqing	appointed on May 18, 2007 (Term of office of last session expired)
Luo Jianchuan	appointed on May 18, 2007 (Term of office of last session expired)
Chen Jihua	appointed on May 18, 2007 (Term of office of last session expired)
Zhang Chengzhong	resigned on May 18, 2007
Liu Xiangmin	appointed on May 18, 2007

Non-executive Directors

Shi Chungui	appointed on May 18, 2007 (Term of office of last session expired)
Joseph C. Muscari	resigned on May 18, 2007
Helmut Wieser	appointed on May 18, 2007 and resigned on September 17, 2007

Independent Non-Executive Directors

Poon Yiu Kin, Samuel	appointed on May 18, 2007 (Term of office of last session expired)
Wang Dianzuo	resigned on May 18, 2007
Kang Yi	appointed on May 18, 2007 (Term of office of last session expired)
Zhang Zhuoyuan	appointed on May 18, 2007

Supervisors

Ao Hong	appointed on May 18, 2007 (Term of office of last session expired)
Yuan Li	appointed on May 18, 2007 (Term of office of last session expired)
Zhang Zhankui	appointed on May 18, 2007 (Term of office of last session expired)

Brief biographical details of Directors, Supervisors and Senior Management are set out on pages 13 to 19.

Mr. Helmut Wieser, a non-executive director of the third session of the Board, resigned on September 17, 2007. Mr. Poon Yiu Kin, an independent non-executive Director, also resigned on March 17, 2008, which will take effect immediately upon the conclusion of the Annual General Meeting on May 9, 2008. Upon nomination by the Remuneration and Nomination Committee of the third session of the Board, Mr. Zhu Demiao and Mr. Wang Mengkui will be nominated as director candidates to be elected as directors of the Company at the 2007 Annual General Meeting on May 9, 2008.

The respective biographies of Zhu Demiao and Wang Mengkui are as follows:

Mr. Zhu Demiao, 44, a director candidate. Zhu Demiao is the managing director of Oaktree Capital (Hong Kong) Ltd. He graduated from the University of Chicago GSB with a MBA degree, and obtained a master's degree in economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a bachelor's degree in economics from Hebei Geological Institute. Mr. Zhu is a PRC Certified Public Accountant. He has extensive experience in finance and international capital market. He had participated in financing, auditing and consultation project in several multinational companies as well as merger and acquisition project of large scale enterprises. Mr. Zhu served as the managing director, member of executive committee of Asia-pacific region and chairman of operation committee of great China region of JP Morgan Chase & Co. and served as the head of China business in equity capital market department and the investment bank department of Credit Suisse First Boston. He had also worked in the investment analysis department of FMC in Chicago, and served in the Ministry of Finance, PRC.



Mr. Wang Mengkui, 70, a director candidate. He is an economist. He graduated from School of Economics, Beijing University. He is a professor and doctor advisor of Beijing University. He has engaged in long-term on economic theory analysis and economic policy and he is experienced in economic theory and practice. He had served in the magazine "Red Flag" and First Ministry of Machine Building Industry and served as a vice head and researcher of the economic team of the research office of the Secretariat of the CPC Central Committee, the governing member of the State Development and Planning Commission, the executive vice director of economic research centre of the State Development and Planning Commission, the vice director and director of the Development Research Center of the State Council. He had also served as a member of the tenth Standing Committee of NPC, the vice director of Financial and Economic Affairs Committee of NPC. He has participated in the drafting of many important documents of China's government, and took charge of various important research topics such as national economic and social development and economic system reform. He published many compositions in respect of economics and other aspects.

The second session of the Board and Supervisory Committee expired upon the conclusion of the 2006 Annual General Meeting. The third session of the Board and Supervisory Committee came into effect upon approval at the Annual General Meeting convened on May 18, 2007.

Pursuant to Articles 104 and 145 of Articles of Association of the Company, the term of office for all Directors and Supervisors, who can be re-appointed by election upon expiry of their respective tenures, is three years.



Directors' and Supervisors' Service Contracts and Remuneration

Each of the Directors and Supervisors has entered into a service contract with the Company for a term of three years. No Director or Supervisor has entered into a service contract with the Company which is not terminable by the employer within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals in the Company are set out in Note 26 to the financial statements contained in this report. There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended December 31, 2007.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company or its associated corporations

During the year ended December 31, 2007, none of the Directors or chief executive or supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

During the year ended December 31, 2007, none of the Directors, chief executive, supervisors, senior management, their spouses or children under the age of 18 was given the right to acquire shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Contracts

During the year ended December 31, 2007, none of the Directors or Supervisors had any material interest, directly or indirectly, in any contract of significance the Company or any of its subsidiaries was a party.

Daily Management by the Board

The daily management of the Board in 2007 is set out on pages 72 to 75.

Employees, Pension Plans and Welfare Fund

The Group had approximately 94,269 employees as of December 31, 2007. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement pension and other miscellaneous items.



In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by the relevant provincial and municipal governments, under which each of the Group's plants is required to contribute to an amount of the pension fund equivalent to a specific percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary, which depends in part on the location of the plant and the average age of the employees, varies from plant to plant. The contribution of each plant accounted for approximately 20% of employees' salary. The Group also contributes to a welfare fund for its employees. The rates of contributions of the Group to this welfare fund range from 5% to 10% of the Group's after-tax profit. The Group had not paid retirement benefits to its employees for the year ended at December 31, 2007.

Repurchase, Sale or Redemption of the Company's Shares

The Company did not redeem any of its shares during 2007. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2007.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.



Major Customers and Suppliers

The largest customer and the five largest customers of the Group's alumina accounted for 3.4% and 10.1%, respectively, of the Group's total sales amount of alumina for the year ended December 31, 2007. All of these major customers were domestic aluminum smelters.

The largest customer and the five largest customers of the Group's primary aluminum accounted for 3.2% and 12.1%, respectively, of the Group's total sales amount of primary aluminum for the year ended December 31, 2007.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Group's alumina segment accounted for 11.6% and 27.3%, respectively, of the Group's total cost of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Group's primary aluminum segment accounted for 6.3% and 20.2%, respectively, of the Group's total cost of raw materials for the primary aluminum segment.

None of the Company's Directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the Directors of the Company, holding more than 5% of the Company's issued share capital, had any interests in the Group's five largest customers or suppliers of the alumina or the primary aluminum at any time during 2007.



Code on Corporate Governance Practices

During the year ended December 31, 2007, except for Code A.2.1, the Company was in compliance with the principles and code provisions of the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules.

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement is for the benefit of the long term development of the Company.

Other than the deviation mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code.

Risk Factors

1. The Company determined the price of alumina and primary aluminum with reference to international and domestic market price, import cost of alumina as well as the changes of domestic market supply and demand. The Company may not be able to control all the factors. The international market prices of alumina and primary aluminum have always been volatile. As most of the costs are fixed and not subject to fluctuation, given that the Company may not be able to respond to sudden price drop of alumina or primary aluminum, any fluctuations in international market price may pose adverse impact on the business, financial condition and operating results of the Company.

2. As the business of the Company has been rapidly expanding, consistent effort should be made to implement or improve the operations, financial and management system of the Company, to establish management techniques in operations, and to train, motivate and manage employees for effective management. Ineffective management may pose adverse impact on the operating results of the Company.

3. During the production process of alumina, the Company is very reliant on coal to satisfy the demand of engery and fuels. As the Company boosted its capacity substantially, demand for coal in production also increases correspondingly. Assuming that the coal suppliers of the company fail to supply the amount of coal as required by the Company for production due to a general shortage of coal or other reasons, the Company may be forced to reduce or suspend production. The financial positions and operating results of the Company will be practically affected if such occurs.



4. Bauxite is the most important raw material for production of alumina. The bauxites of the Company mainly come from three sources, including self owned mines, associated mines or other suppliers, each of which may affect the guarantee of supply or cost. If the Company cannot secure a stable supply of raw material in the PRC at competitive prices, the operating results of the Company may be adversely affected.

5. The smelting of primary aluminum involves an electrolytic reduction process which requires substantial and consistent supply of electricity. Any suspension may result in a suspension of production and an increase in cost as a result of restarting the operations and scraps in production. Under extreme circumstances, the suspension of electricity supply may as well damage or ruin equipment and facilities. If such occurs, the production of the Company will be adversely affected.

6. During its operation, the Company may experience material accidents which may lead to financial loss or personal casualties. Significant industrial accidents and disasters may lead to suspension of various business segments, or result in financial or environmental damages as well as an increase in operating expenditure or reduction in sales. The insurance of the Company may not be sufficient to compensate all that are caused by related accidents or accidents or at all. According to the practice in the PRC, the Company has not maintained any business interruption insurance or third party liability insurance for personal injuries and environmental damages arising from accidents in the Company's properties or relating to the Group's operations (except vehicle business). Should there be any loss or payment which cannot be fully covered, the operating results of the Company may be materially and adversely affected.

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2007 have been reviewed by the Audit Committee of the Company.

Auditor

The financial statements have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

The Company has not changed its auditors in any of the five preceding financial years.

By order of the Board
Xiao Yaqing
Chairman

Beijing, the PRC
March 17, 2008

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the third session of the Supervisory Committee of Aluminum Corporation of China Limited, I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee in the past year.

The term of office of the Second Session of the Company's Supervisory Committee was due to expire in 2007. According to Articles 145 and 147 of the Articles of Association of the Company, all Supervisors' appointment is for a term of three years and, upon expiry of the term, their appointment is subject to re-election. As elected in the annual general meeting of the Company held on May 18, 2007, Mr. Ao Hong and Mr. Zhang Zhankui were re-elected as the Supervisors representing the shareholders of the Third Session of the Company's Supervisory Committee. In the election of staff representatives held in the same month, Mr. Yuan Li was re-elected as the staff representative Supervisor of the Third Session of the Company's Supervisory Committee. The Third Session of the Supervisory Committee of the Company was then formed. The Supervisors of the Third Session of the Supervisory Committee of the Company were all re-elected supervisors.

During the year, the Supervisory Committee attended four board meetings as observers and participated in five general meetings in a manner responsible to the shareholders, and pursuant to duties given by the Company Law and the Articles of Association of the Company, and the relevant requirements of the CSRC, to hear the reports relating to the Company's production, operation, investment and finance etc. as well as to participate in material decision making process of the Company. The Supervisory Committee has performed its duty of supervising the Company's operation, the directors and management in discharging their responsibilities, the finance of the Company and so forth.

1. Supervisory Committee Meetings

During the year, four Supervisory Committee meetings were held with contents as follows:

The seventh meeting of the second session of the Supervisory Committee was held on March 10, 2007. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the annual results report of 2006, the 2006 Profit Distribution Plan, the 2006 Report of the Supervisory Committee and the resolution in relation to the nomination of candidates for Supervisors of the third term of the Supervisory Committee of the Company etc.

The first meeting of the third session of the Supervisory Committee was held on May 18, 2007. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. Supervisors participating in the meeting unanimously elected Mr. Ao Hong as the Chairman of the Third Session of the Supervisory Committee of the Company.

The second meeting of the Third Session of the Supervisory Committee was held on August 20, 2007. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the 2007 Interim Report and Summary.

The third meeting of the Third Session of the Supervisory Committee was held on October 29, 2007. Three Supervisors attended and were appointed to attend the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the 2007 Third Quarterly Report.

2. Principal duties of the Supervisory Committee

The work of the Supervisory Committee focused on ways to adapt to the Company's continuous development, enhance its operating transparency and standardization, build the Group's corporate credible image in the capital market, effectively protect interests of investors, especially interests of small and medium-sized investors, as well as ways to further improve the Group's corporate governance structure.

The Supervisory Committee was responsible for the supervision over the Board of Directors and its members and the senior management, and for preventing them from abusing their power and authorities and from jeopardizing the legal interests of the shareholders, the Company and its staff.

In 2007, the Supervisory Committee mainly carried out the following work:

i. Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended each of the general meetings and Board meetings as observers. No objection has been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently performed their duties in compliance with resolutions of the general meetings. The Company adopts a view of comprehensive and scientific development, changing growth measures and improving its structural arrangement, and it has captured the opportunity of high demand in the product market in order to increase the production and profit steadily. No violation of any laws or regulations or Articles of Association nor any act which jeopardizes the interests of the Company and shareholders up to present has been found in the conduct of the Company's Directors and the management.

ii. Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision on a regular basis over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the Company's operation is sound and rational, and is in compliance with all applicable laws, regulations and rules. The members of the Board and senior management of the Company have faithfully performed their duties with diligence, and accomplished the duties imposed by the shareholders.

iii. Inspection of the Company's Daily Operating Activities

The Supervisory Committee exercised supervision over the Company's operating activities. The Supervisory Committee is of the opinion that the Company has established a relatively integral, reasonable and effective internal control system, and has made great progress in the formulation and implementation of its internal work procedures, and thus effectively controlled its exposure to various operating risks. The Company's operation is in compliance with the PRC laws and regulations, Articles of Association and its internal work procedures.

iv. Inspection of the Company's Financial Position

During the year, the Supervisory Committee of the Company verified cautiously the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It is of the opinion that the operating results achieved by the Company were true, the expenses were reasonable and all the connected transactions were entered into on a fair basis. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company are strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The financial reports of the Company truly reflected the financial status and operating results of the Company. The Supervisory Committee approved the Company's financial audit report presented by PricewaterhouseCoopers, the international auditors.

v. Inspection of the Proceeds raised

In the reporting period, the Company has not raised any funds for any use.

vi. Inspection of the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that in the reporting period, the consideration for the acquisition of assets by the Company was fair and reasonable, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets. So far, construction and merger/acquisition projects have been implemented pursuant to the contents and progresses approved, and income and profits have been generated to the Company. During the reporting period, the Company has not disposed of any assets.

vii. Inspection of the Connected Transactions of the Company

In the reporting period, the procedure of entering into connected transactions by the Company was in compliance with the requirements under the Listing Rules. The disclosure of information in relation to connected transactions was timely and adequately made. The contracts of connected transactions fulfilled the principles of fairness and integrity, without acts impairing the interests of the shareholders and the Company.

Confronted by the intensive competition in the aluminum industry and the changing market, the Company is facing various competitive pressures and development opportunities. In order to protect the legal interests of the Company and shareholders, the Supervisory Committee will continue to faithfully perform its duties and enhance its supervision in order for Chalco to better perform and become a stronger player in the increasingly competitive landscape.

By Order of the Supervisory Committee
Ao Hong
Chairman of the Supervisory Committee

Beijing, PRC
March 17, 2008

Report of Corporate Governance

(Prepared under the Listing Rules of the Hong Kong Stock Exchange)



Corporate Governance Practices

The Board has reviewed its corporate governance documents and is of the view that except for Code A.2.1, the Company has been in compliance with the code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules.

Code A.2.1 of the CG Code requires that the roles of chairman and chief executive officer should be two separate roles and should not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman of the Board as well as the Chief Executive Officer of the Company. Despite such deviation, the Directors are of the opinion that this arrangement is for the benefit of the long term development of the Company and would better coordinate the Board and the executive management.

The Directors believe that the Articles of Association, the scope of responsibilities of the Audit Committee, the scope of responsibilities of the Supervisory Committee and the Codes on Securities Dealings by Directors and Certain Relevant Employees, which constitute the basis for the regular codes on corporate governance of the Company, have covered the principles and the code provisions of the CG Code as set out in Appendix 14 to the Hong Kong Listing Rules. In respect of the following areas, our internal corporate governance documents are more stringent than the CG Code:

1. In addition to the Independent Audit Committee, Remuneration Committee and Nomination Committee, the Company has also established a Planning and Development Committee and Disclosure Committee.

2. All members of the Independent Audit Committee were Independent Non-executive Directors, of whom Mr. Poon Yiu Kin, Samuel, the Chairman of the committee, held the relevant professional qualification or professional knowledge related to accounting or financial management.

Securities Transactions of the Directors, Supervisors & Relevant Employees

The Board has formulated written guidelines on securities transactions by the Directors, Supervisors and relevant employees of the Company which are on terms no less stringent than the required standard set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules. Following a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed that they have fully complied with the required standards set out in the guidelines.

The Board

An election of the Board was conducted at the 2006 Annual General Meeting of the Company held on May 18, 2007. The third session Board consisted of nine Directors, with four Executive Directors, namely Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, two Non-executive Directors, namely Mr. Shi Chungui and Mr. Helmut Wieser (resigned from the position of non-executive director on September 17, 2007 as Alcoa Inc. sold all its shares in the Company), and three Independent Non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan. Mr. Xiao Yaqing is Chairman and Chief Executive Officer ("CEO"). After due enquiry, the Board considered that Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan were independent pursuant to the guidelines set out in Rule 3.13 of the Hong Kong Listing Rules.

Each Director of the Board acted in the interests of the shareholders, and used his best endeavors to perform the duties and obligations as a director in accordance with all the applicable laws and regulations. Duties of the Board included: deciding on the Company's business plan and investment scheme, preparing the Company's profit distribution and loss recovery proposals, formulating the Company's capital operation proposals, and implementing resolutions approved at Shareholders' meetings etc.

The Chairman of the Board was responsible for ensuring that the Directors perform their duties and obligations and maintaining effective operation of the Board as well as ensuring discussion of all material matters on a timely basis. The Chairman has conducted interviews individually with each of the Non-executive Directors to understand their opinions and advice on the operation of the Company and the duties of the Board.

The Secretarial Office of the Board offered comprehensive services to the Directors and provided all the directors with sufficient information relating to the Company on a timely basis in order to enhance their understanding of the Company. It also effectively maintained communications with shareholders to ensure that the views of the shareholders reached the Board.

The Company has appointed a sufficient number of Independent Non-executive Directors with suitable professional qualifications, such as expertise in accounting or financial management, in accordance with the requirements of the Hong Kong Listing Rules. The Company's three Independent Non-executive Directors were independent. They are professionals with extensive experience in the respective fields of finance, resources and metallurgy. They have provided the Company with professional advice with respect to the steady operation and development of the Company. They have also provided supervision in safeguarding and coordinating the interests of the Company and its shareholders.

Attendance of the independent non-executive directors at the Board meetings:

Name of independent non-executive director	Required attendance at Board meetings	Attendance in person *(number of times)*	Attendance by proxy *(number of times)*	Absence *(number of times)*
Poon Yiu Kin, Samuel	4	3	1	0
Kang Yi	4	4	0	0
Zhang Zhuoyuan	3	3	0	0

During the reporting period, the Independent non-executive Directors of the Company did not propose any objection to the proposed resolutions at board meetings and proposals of other meetings.

Other than their working relationships with the Company, none of the Directors, Supervisors or the senior management has any financial, business or family relationships or any relationships in other material aspects with each other.

Other than the service contract entered into by each of them, none of the Directors or the Supervisors has any personal and substantive interest, direct or indirect, in the material contracts entered into by the Company or any of its subsidiaries during 2007.

In 2007, the Company held four regular Board meetings, with an average attendance rate of 94.45% (including attendance by proxy), in which, Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Shi Chungui, Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan attended all meetings (including attendance by proxy). Details of the meetings were recorded by a designated officer, and all proposals approved in each meeting were passed as resolutions of the Board, which were recorded and stored electronically in accordance with relevant laws and regulations. The principal activities of the Board in 2007 were as follows:

- Review of the Company's annual business plan and budget;
- Review of the Company's annual and interim results reports;
- Review of annual profit distribution and final dividend distribution proposals;

- Review of significant investments and merger/acquisition activities;
- Review of the Company's remuneration scheme for Directors, Supervisors and senior management etc.

Particulars of each board meetings in 2007 are as follows:

(1) On March 10, 2007, the Company convened the 12th meeting of the Second Session of the Board, considered and approved a total of 15 resolutions including 2006 annual report, 2006 profit distribution plan and dividend distribution plan, 2007 production and financial plan, 2007 capital expenditure plan and financing plan, 2007 annual remuneration for Directors, Supervisors and Senior management, and director candidates for the Third Session of the Board. Announcement of the resolutions was published in Hong Kong Economic Times and South China Morning Post on March 11, 2007.

(2) On May 18, 2007, the Company convened the first meeting of the Third Session of the Board, considered and approved 17 resolutions including the election of Chairman of the Third Session of the board, appointment of members of the special committees to the Board, appointment of senior management officers of the Company, and the specific Distribution Plan for 2006 final Dividend. Announcement of the resolutions was published in China Securities Journal, Hong Kong Economic Times and South China Morning Post on May 19, 2007.

(3) On August 20, 2007, the Company convened the second meeting of the Third Session of the Board, considered and approved 9 proposals including 2007 interim report, 2007 interim dividend distribution plan and special dividend distribution plan, and amendments to the Articles of Association. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities Post, Wen Wei Po and South China Morning Post on August 21, 2007.

(4) On October 29, 2007, the Company convened the third meeting of the Third Session of the Board, considered and approved 3 proposals including 2007 third quarterly report, the acquisition of 49% equity interests in Lanzhou Aluminum He Wan Power Plant Limited from Aluminum Corporation of China by the Company, provision of guarantee for loans in favour of Jiaozuo Coal Group Zhaogu (Xinxiang) Energy Co., Ltd by the Company. Announcement of the resolutions was published in China Securities Journal and Shanghai Securities Post on October 30, 2007.

Implementation of Resolutions of the General Meetings by Directors:

During the reporting period, subject to provisions of the relevant laws and regulations and the Articles of Association, all members of the Board of the Company implemented resolutions approved by the general meetings and completed matters assigned by the general meeting.

The major agendas of the half-year and annual Board meetings were determined in the previous year to ensure all Directors had the opportunity to propose the matters to be discussed at the meetings. Each board meeting were notified fourteen days before convening the meeting and the resolutions would be provided to the Directors ten days prior to the meeting, which gave them sufficient time to review the resolutions.

The Board attached great importance to the influence on the Company's development strategy arising from the changes of the external environment. In 2007, the Company seized opportunities and adjusted its development strategies, maintaining steady earnings against market changes.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2007 amounted to RMB5.32 million. Independent Non-executive Directors were only entitled to receive director's fees but not other salaries or remuneration.

The remuneration of each Director for the year is set out on page 12.

As at December 31, 2007, no stock appreciation rights had been granted under the Stock Appreciation Rights Plan adopted by the Company.

Audit Committee

An Audit Committee has been established under the Board. The duties of the Audit Committee are mainly to review the Company's financial reports, consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

The Committee comprised three Independent Non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan. Mr. Poon is the Chairman of the Committee.

The Audit Committee would annually hold at least two meetings to review the accounting policies, internal control and the relevant financial issues and connected transactions of the Group, so as to ensure completeness, fairness and accuracy of the Company's financial statements and other relevant information. In 2007, the Audit Committee held four meetings with an average attendance rate of 92% based on the current three members, of which, Mr. Poon Yiu Kin, Mr. Kang Yi and Mr. Zhang Zhuoyuan attended all the meetings.

In 2007, the Audit Committee reviewed the Company's annual and interim financial reports, considered the reports concerning the Company's internal control, and submitted its audit reports and related advice to the Board. Details of the meetings were recorded by a designated officer, and all resolutions passed at each meeting were recorded and stored electronically in accordance with relevant rules.

Members of the Audit Committee performed their duties diligently and provided suggestion in relation to the production operation and management of the Company from a fair and independent perspective.

Remuneration Committee and Nomination Committee

A Remuneration and Nomination Committee has been established under the Board. At the first meeting of the Third Session of the Board held on May 18, 2007, Remuneration and Nomination Committee was divided into two committees, namely Remuneration Committee and Nomination Committee.

The Remuneration Committee consisted of one Executive Director and three Independent Non-executive Directors. Independent Directors, Mr. Kang Yi, Mr. Zhang Zhuoyuan and Mr. Poon Yiu Kin, Samuel and Executive Director, Mr. Chen Jihua, were the members of the Remuneration Committee under the Third Session. Mr. Kang Yi was the Chairman of the Committee. Duties of the Remuneration Committee include:

1. Review and discuss the Company's remuneration policies for Directors, supervisors and senior management;

2. Review operation results indicators and performance assessment management measures of Executive Committee;

3. Review and discuss the Company's remuneration and bonus policies for members of Executive Committee and senior management;

4. Provide advice on other material events regarding remuneration.

The Nomination Committee consisted of two Executive Directors and three Independent Non-executive Directors. Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Zhang Zhuoyuan, Mr. Kang Yi and Mr. Poon Yiu Kin, Samuel, were the members of the Nomination Committee of the Third Session. Mr. Xiao Yaqing was the Chairman of the Committee. Duties of the Nomination Committee included:

1. Discussing and recommending candidates for independent director of the Board;

2. Discussing and recommending members of the Board or other personnel to be candidates for members of the Special Committee;

3. Preparing the appointment management procedures and re-election plan for members of Executive Committee and senior management;

4. Providing advice to the appointment and dismissal of the members of Executive Committee and other senior management;

5. Providing advice to the appointment and dismissal of other personnel which is considered as material.

Meetings convened by the Remuneration and Nomination Committee and Nomination Committee in 2007 were as follows:

The eighth meeting of the Remuneration and Nomination Committee of the Second Session of the Board of the Company was held on March 10, 2007. All committee members attended the meeting at which proposals in relation to the nomination of candidates for Directors of the third session of the Company's Board and withdrawal of Directors, Supervisors and Senior Management's remuneration in 2007 were considered and approved, and relevant resolutions were passed.

The first meeting of the Remuneration Committee of the third session of the Board was held on May 18, 2007. Apart from Mr. Chen Jihua who appointed Mr. Kang Yi to attend and exercise the voting right at absolute discretion on his behalf, all other committee members attended the meeting. The meeting mainly concerned the withdrawal of discretionary bonus of the Company's Directors, Supervisors and Senior Management, and the proposal in relation to liability insurance of the Company's Directors, Supervisors and Senior Management etc., and relevant resolutions were formulated.

The first and second meetings of the Nomination Committee of the third session of the Company's Board were held on May 18, 2007 respectively. All committee members attended the meeting. The first meeting mainly discussed proposals in relation to candidates for the Chief Executive Officer, President and Secretary of the Board of the Company etc., and relevant resolutions were formulated. The second meeting mainly discussed proposals concerning candidates for the Vice President, Chief Financial Officer, members of the Working Committee, Remuneration Committee of the Board, Audit Committee, Planning and Development Committee of the Company and so forth, and relevant resolutions were formulated.

Details of every meeting would be taken down by a professional recording secretary. All issues approved in the meetings were recorded and filed in compliance with relevant law and regulations.

Planning and Development Committee

A Planning and Development Committee has also been established under the Board. The Committee consists of executive Directors, Mr. Luo Jianchuan, Mr. Liu Xiangmin, vice President Mr. Ding Haiyan. Mr. Luo Jianchuan was Chairman of the Committee. Duties of the Committee included the review and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Planning and Development Committee has operated under its codes on procedures.

Supervisory Committee

The third session of Supervisory Committee of the Company consisted of three members, with one supervisor being elected from the staff as a representative of the employees. The Supervisory Committee was responsible for supervision of the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legal interests of shareholders, the Company and its staff. In 2007, the Supervisory Committee took initiatives by convening four meetings, at which the Committee reviewed the Company's financial position and legal compliance of corporate operations as well as work performance of the senior management.

Information Disclosure and Disclosure Committee

Great importance is attached by the Company to the information disclosure on an accurate, timely, fair, just and transparent basis in compliance with the disclosure requirements of the Listing Rules. All discloseable information (including annual and interim results) were subject to the approval of the Company's Disclosure Committee with the CEO as its Chairman. For the purpose of disclosure of financial statements and the related information, the Chief Financial Officer ensured that the Company's results and financial position had been reflected on a true and fair basis under the relevant accounting principles and requirements.

General Meeting

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. In 2007, the Company convened five general meetings, one class meeting for holders of A shares and one H class meeting for holders of H shares, namely

2007 First Special General Meeting held at 10:00 a.m. on February 27, 2007;

2007 Second Special General Meeting held at 10:30 a.m. on February 27, 2007;

2006 Annual General Meeting held on May 18, 2007;

2007 Third Special General Meeting held on July 10, 2007;

2007 Fourth Special General Meeting held at 2:00 p.m. on October 12, 2007;

First Class Meeting for Holders of A Shares held at 2:30 p.m. on October 12, 2007; and

First Class Meeting for holders of H Shares held at 2:45 p.m. on October 12, 2007.

Above meetings were convened and held in the conference room of the Company, No. 62, North Xizhimen Street, Beijing. The meetings mainly considered and approved the following:

- the Report of the Directors, Report of Supervisory Committee and Consolidated Financial Report for 2007;
- the profit distribution and final dividend distribution proposals for 2007;
- the remuneration proposal of 2007 for the Company's Directors and Supervisors;
- the interim dividend distribution proposals and special dividend distribution proposals for 2007;
- re-election of the Directors and the Supervisors;
- the Issue of A shares and new A shares; and
- the issue of short-term corporate bonds and long-term bonds.

On the whole, all resolutions were approved with an approval average rate of 99.24%.

The Chairman of the Board chaired such general meetings and explained to the shareholders the procedures for voting before the shareholders considered and voted on each resolution. Some Directors also attended the General Meetings. Members of Audit Committee, Remuneration Committee and Nomination Committee had been informed to attend the meetings as observers.

Particulars of each general meeting in 2007 are as follows:

(1) At 10:00 a.m. on February 27, 2007, the Company convened the 2007 First Special General Meeting, considered and approved 5 proposals including the application of waiver limit of continuing connected transactions for the coming three years, the amendment to the Articles of Association and the issue of long-term corporate bonds. Announcement of the resolutions was published in Hong Kong Economic Times and South China Morning Post on February 28, 2007.

(2) At 10:30 a.m. on February 27, 2007, the Company convened the 2007 Second Special General Meeting, considered and approved 4 proposals including the merger of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. with the Company by way of share exchange and the adjustment to the resolution of issuing domestic listing RMB-dominated ordinary shares passed at 2005 Annual General Meeting. Announcement of the resolutions was published in Hong Kong Economic Times and South China Morning Post on February 28, 2007.

(3) At 10:00 a.m. on May 18, 2007, the Company convened the 2006 Annual General Meeting, considered and approved 11 proposals including Report of the Board, Report of the Supervisory Committee, the Audited Financial Statements, 2006 final profit distribution and dividend declaration proposals of the Company, election of directors of the third session Board, election of supervisors of the third session Supervisory Committee. Announcement of the resolutions was published in China Securities Journal, Hong Kong Economic Times and South China Morning Post on May 19, 2007.

(4) At 9:00 a.m. on July 10, 2007, the Company convened the 2007 Third Special General Meeting, considered and approved 3 proposals including 2006 final dividend specific distribution proposals, buying the 2007-2008 liability insurance for the Directors, Supervisors and other senior management. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities News, Hong Kong Economic Times and South China Morning Post on July 11, 2007.

(5) At 2:00 p.m. on October 12, 2007, the Company convened the 2007 Fourth Special General Meeting, considered and approved 8 resolutions including the merger of Baotou Aluminum with the Company by way of share exchange through the issue of new A shares, the amendment to the Articles of Association, 2007 interim dividend distribution plan and special dividend distribution plan, and the adjustment to the waiver limit of connected transactions on mutual supply of products and services. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities News, Wen Wei Po and The Standard on October 13, 2007.

(6) At 2:30 p.m. on October 12, 2007, the Company convened the first class meeting for holders of A shares, considered and approved the resolutions on the merger of Baotou Aluminum Co., Ltd. with the Company by way of share exchange through issuing new A Shares. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities News, Wen Wei Po and The Standard on October 13, 2007.

(7) At 2:45 p.m. on October 12, 2007, the Company convened the first class meeting for holders of H shares, considered and approved 2 proposals including the merger of Baotou Aluminum Co., Ltd. with the Company by way of share exchange through issuing new A Shares and approving the application to the Securities and Futures Commission by Chinalco and the parties acting in concert with it for a Whitewash Waiver. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities News, Wen Wei Po and The Standard on October 13, 2007.

Investor Relationships

The Company has established a designated department for investor relations, which is responsible for matters concerning investor relations and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, individual interviews, meetings and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2007, the Company arranged designated senior management to visit investors in two global roadshows, arranged five corporate visits for investors, arranged more than sixty visits to the Company by investors, and participated in thirteen investors' meetings arranged by investment banks. In addition, our investor relationships department is also responsible for answering investors' enquiries and replying mails on a timely basis.

As at December 31, 2007, the market capitalization of the Company's shares was RMB440.8 billion. For details of classes of shareholders and the total shareholding, please refer to page 25.

Qualified Accountant

In accordance with the waiver granted by the Stock Exchange of Hong Kong from strict compliance with Rule 3.24 of Hong Kong Listing Rules concerning the appointment of a qualified accountant of the Company, the Company has appointed Mr. Wang Jianhui (an associate member of the Association of Chartered Certified Accountants and a certified accountant of the Chinese Institute of Certified Public Accountants) to assist Mr. Chen Jihua in the discharge of his responsibilities as the Qualified Accountant under the Hong Kong Listing Rules.

Corporate Management and Internal Control

The Company convened unperiodic Working Committee Meetings, which were chaired by the Chairman of the Working Committee and attended by its members, and President Meetings, which were chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convenes annual and interim work meetings in order to summarize and arrange works for a year and a half year. The meetings have facilitated coordination, communication and implementation of the Company's various operations.

The Board and the senior management attached much importance to the establishment and improvement of the internal control system. In 2007, the Company has established and further improved its corporate internal control system in accordance with section 404 of the U.S. Sarbanes-Oxley Act .

In 2007, the Board conducted the reviews on the effectiveness of the system of internal control comprising financial control, operation control, compliance control and risk management functions.

The Company had established effective internal control system which was in compliance with the requirements of regulatory bodies in the international capital market, and had for the first time acquired from external auditors a report which certifies the double compliance in terms of the effectiveness of internal control and validity of the management's commentaries.

In 2007, with reference to the regulatory document on corporate governance of listed companies issued by regulatory bodies in the PRC, Hong Kong and Taiwan, the Company continued to perfect, optimize, testify and evaluate internal controls such as production and operation, financial management and information disclosure of the Company, in particular those relevant to financial reporting when the internal control system of the Company was still in effect.

— According to the standardized requirements for internal control, we had undergone reorganization and optimization of the established systems with regard to changes of internal and external operational environment of the Company. Tests were also conducted so as to ensure that the design and operation of the systems were effective and sustainable.

— The Company carried out restructuring with respect to two substantial defects in the computer control of the Company's internal control and had achieved the goal of creating an internal control system without substantial defects.

Auditor's remuneration

PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were reappointed as the Company's independent auditor at the last Annual General Meeting for a term ended on the date of the next Annual General Meeting.

A remuneration of RMB39.50 million was paid to PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company. A remuneration of RMB28.50 million was paid for the audit and audit related services. A remuneration of RMB11 million was paid for the advisory services on SAP implementation project.

Directors' and Auditors' Acknowledgment

All directors acknowledge their responsibility for preparing the accounts for the year ended December 31, 2007.

For auditors' reporting responsibilities, please refer to the auditors' report.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its Listing Rules, New York Stock Exchange ("NYSE") imposes a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign private issuers to follow their respective "home country" practice and waivers for compliance with corporate governance standards. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company has compared the material corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

A majority of Independent Directors

NYSE requires that the board of a listed company must comprise a majority of Independent Directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three Independent Directors and six directors which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of Independent Directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) supervising the operation of the Board and the management.

The Corporate Governance Committee shall also be subject to evaluation annually. Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Significant Events

(1) Corporate Governance

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China, Securities Law of the People's Republic of China, relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules and seriously performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission.

During the reporting period, pursuant to the newly revised Company Law of the PRC, Securities Law of the PRC, and the Notice on Strengthening the Corporate Governance Activities of Listed Company, the Company self-examined its corporate governance, and formulated and published the "Self-examination Report and Reform Plan Announcement" and at the same time, revised some of the rules with a view to further improving its corporate governance. For details, please refer to China Securities Journal and Shanghai Securities News dated on July 11, 2007 and China Securities Journal and Shanghai Securities News dated on December 27, 2007.

Since its inception, the Company has been completely independent from its controlling shareholder in terms of business, staff, assets, organisation and finance. The Company has independent and complete business and has the ability to operate on its own.

(2) Material acquisitions

i. Mergers by acquisition of Lanzhou Aluminum and Baotou Aluminum

On April 24, 2007, the Company issued 631.93 million A shares and completed the merger of Lanzhou Aluminum by way of share exchange. The total purchase cost of the transaction was determined at RMB4,324 million and the fair asset value was RMB2,400 million. As a result of the share exchange and merger of Lanzhou Aluminum, the Company recorded an increase of RMB632 million in share capital, an increase of RMB3,632 million in capital reserve, and recognized RMB1,924 million of goodwill.

On December 28, 2007, the Company issued 637.88 million new A Shares and completed the merger of Baotou Aluminum with the Company by way of share exchange.

ii. Acquisition of minority Interest

On April 24, 2007, the Company issued 604.80 million A shares and completed the merger of the subsidiary Shandong Aluminum by way of share exchange. The total purchase cost was determined at RMB4,079 million. As a result of the share exchange and merger of Shandong Aluminum, the Company recorded an increase of RMB605 million in share capital.

On November 23, 2007, the Company acquired 49% minority interest in its subsidiary Hewan Power Plant with RMB497 million in cash.

iii. Acquisition of equity interests in fabrication plants and primary aluminum production plant subsequent to the reporting period

On March 17, 2008, the Board of the Company passed a resolution for approving the proposed acquisition of the respective equity interests in five aluminum fabrication plants and one primary aluminum plant from Chinalco by way of open tender at the China Beijing Equity Exchange, detailed as follows:

Aluminum fabrication plants	Percentage held by Chinalco and to be bid for by the Company
("Target Companies")	("Target Equity")
Huaxi Aluminum Company Limited ("Huaxi Aluminum")	56.86%
Chinalco Ruimin Co., Ltd. ("Chinalco Ruimin")	75%
Chinalco Southwest Aluminum Cold Rolling Company Limited ("CSWA Cold Rolling Co., Ltd.") (under construction)	100%
Chinalco Southwest Aluminum Cold Rolling Company Limited ("Chinalco SW Aluminum")	60%
Chinalco Henan Aluminum Company Limited ("Henan Aluminum")	84.02%

Primary Aluminum Plant	
Lanzhou Liancheng Longxing Aluminum Company Limited ("Longxing Aluminum")	100%

Table showing the aluminum fabrication capacities of each of the aluminium fabrication plants of the Target Companies:

Aluminum Fabrication Plants	Annual Production Capacity (tonnes)
Huaxi Aluminum	16,000
Chinalco Ruimin	120,000
CSWA Cold Rolling Co., Ltd. (under construction)	250,000
Chinalco SW Aluminum	350,000
Henan Aluminum	355,000

The Company will bid in an open tender process at China Beijing Equity Exchange for the transfer of the respective Target Equity Interests in the Target Companies from Chinalco (the "Transfer"). By reason of the tender conditions, the Board considers that the Company will have a good chance of success in the open tender process. The total consideration for the Transfer will not exceed RMB 4,180 million (or approximately HK$4,460 million). If the Company is successful in the bidding, the acquisition agreement in relation to the proposed Transfer will be entered into between the Company and Chinalco (the "Acquisition Agreement").

As Chinalco is the controlling shareholder of the Company holding, directly and indirectly, approximately 41.78% of the issued share capital of the Company, the Transfer will also constitute a connected transaction for the Company under the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements and approval of the independent shareholders requirements at the general meeting. Chinalco and its associates will abstain from voting in respect of the resolution for approval of the Transfer at the general meeting.

(3) Trust arrangement

The Company had no affairs on trust during the reporting period.

(4) Sub-Contracting

The Company had no sub-contracting arrangement during the reporting period.

(5) Guarantees

In 2004, the Company and China Construction Bank, Shanxi Aluminum Plant Subbranch entered into a Guarantee Contract, whereby the Company provided several responsibility guarantee for the loan of RMB1.17 billion made to Shanxi Huaze, a subsidiary controlled by the Company. The guarantee would expire following two years upon the expiry of the debt performance period under the principal contract. The Company entered into a guarantee contract with China Construction Bank, Xigu Branch, China Development Bank, Gansu Branch and Industrial and Commerical Bank of China, Xigu Branch respectively, whereby the Company provided guarantee for the loan of RMB917 million made to Lanzhou Aluminum Hewan Power Generation Company, a subsidiary controlled by the Company.

Save as the aforesaid, there was no any other external guarantee provided by the Company.

(6) Fund Management

There was no fund under the management of third parties during the reporting period.

(7) Performance of undertakings

The undertakings made by the Company or its shareholders holding 5% or more of interest during or subsisting to the reporting period are as follows:

As at the end of the reporting period, the Company's undertakings principally relate to the non-competition undertakings of Chinalco including:

1. the Company plans to acquire from Chinalco its aluminum fabrication business when the market condition is mature and under circumstances favorable to the Company and to acquire the pseudo-boehmite business from Chinalco within one year following the issuance of the Company's A shares;

2. the undertaking to acquire the primary aluminum business of Liancheng Aluminum by the end of 2007;

3. the undertaking to solve the competition with Tongchuan Xinguang within one year following the listing of the Company's A shares; and

4. the undertaking to merge the primary aluminum business of Baotou Aluminum as and when appropriate following the issuance of the Company's A shares.

   In respect of the above undertakings, the Company is in the process of duly completing the matters undertaken within the time limit. It has started relevant work for acquisition of the primary aluminum business of Liancheng Aluminum and completed the share exchange with Baotou Aluminum (see announcement on March 18).

As at the end of the reporting period, the undertakings of Chinalco, the controlling shareholder of the Company, mainly included:

1. the undertaking to avoid competition, i.e., following the listing of the Company's A shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to assets and equity interests of aluminum smelting and processing businesses) as and when appropriate into the Company to facilitate the further improvement of the Company's industry chain; and

2. in addition to an undertaking to voluntarily lock-up for three years in respect of the shares held by Chinalco in the Company upon the listing of the Company's A shares, the undertaking that within 3 months following the listing of the Company's A shares on the Shanghai Stock Exchange, should the Company's A shares trade below the share exchange price of RMB6.60 per share, Chinalco will increase its shareholding in the tradable A shares of the Company by way of competing bid through the Shanghai Stock Exchange until the total quantity of increase reaches 30% of the newly issued tradable A shares pursuant such share exchanges and mergers. During the 12 months following completion of the shareholding increase, Chinalco will not dispose of any of the tradable A shares of the Company acquired, and will make the relevant information disclosure. In respect of the first undertaking, no violation of such undertaking by Chinalco has been identified by the Company and in respect of the second undertaking, no A shares in the Company had to be acquired by Chinalco during the undertaking period.

(8) Punishments and rectifications involved by listed companies and its directors, supervisors, senior management, shareholders, and de facto controller

During the reporting period, the Company and its directors, supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticises from CSRC and public censures from stock exchanges.

The transactions between the Company and its connected persons or their respective associates (as defined in the Hong Kong Listing Rules and Shanghai Stock Exchange Listing Rules) shall comply with and be in line with the disclosure requirements as required by Hong Kong Listing Rules and Shanghai Stock Exchange Listing Rules. Set out below are the annual limits for the continuing connected transactions as compared with the amounts incurred by the Group in 2007. For the year ended December 31, 2007, the connected transactions of the Company were calculated on a consolidated basis as follows.

Transactions	**Consolidated consideration for the year ended December 31, 2007** *(in RMB million)*	**Comparison with Consolidated consideration in 2007 (percentage to turnover or consolidated consideration)** *(in RMB million)*	**Annual limits (percentage to turnover or consolidated consideration)** *(in RMB million)*
Expenditure:			
Transactions with Chinalco			
1. Social welfare and logistics services			
Provision of certain social welfare and logistics services by Chinalco to the Company	886	886	1,740

Transactions	Consolidated consideration for the year ended December 31, 2007	Comparison with Consolidated consideration in 2007 (percentage to turnover or consolidated consideration)	Annual limits (percentage to turnover or consolidated consideration)
	(in RMB million)	*(in RMB million)*	*(in RMB million)*
2. Provision of product supplies and ancillary services			
Provision of product supplies and ancillary services by Chinalco to the Company	4,707	4,707	5,800
3. Mineral supply			
Provision of bauxite and limestone by Chinalco to the Company	387	387	445
4. Engineering construction and supervisory services			
Provision of engineering design and other services by Chinalco to the Company	2,876	2,876	3,970
5. Land use rights rental paid to Chinalco	622	622	620
6. Building rentals paid to Chinalco	9	9	100
7. Factory and assets rental			
Shanxi Carbon Factory			11
8. Total rental prepaid to Chinalco			145
Transactions with Guizhou Development			
9. Aluminum ingots sales			
Sales of aluminum ingots and alumina by Guizhou Development as agent for the Company	2	2	2
Transactions with Shanxi Zhangze			
10. Management of electricity generators owned by Huaze Aluminum	13	13	13

Transactions	Consolidated consideration for the year ended December 31, 2007 *(in RMB million)*	Comparison with Consolidated consideration in 2007 (percentage to turnover or consolidated consideration) *(in RMB million)*	Annual limits (percentage to turnover or consolidated consideration) *(in RMB million)*
Revenue:			
1. Provision of product supplies and ancillary services			
Provision of product supplies and ancillary services by the Company to Chinalco	6,152	6,152	8,500
2. Engineering design and other services			
Provision of engineering design and other services by the Company to Chinalco	30	0.04%	
3. Building rental paid by Chinalco	3	3	5
Transactions with Guangxi Nonferrous Metal			
4. Supply of aluminum ingots and alumina			
Supply of aluminum Ingots and Alumina to Guangxi Investment Group Nonferrous Metal	434	434	450

Notes:

1. The independent non-executive Directors of the Company have reviewed the above transactions and confirmed:

   (i) The transactions have been entered into by the Company in the ordinary course of the business;

   (ii) The terms of the transactions are fair and reasonable as far as the Company's shareholders are concerned;

   (iii) The transactions have been entered into on normal commercial terms or, where there is no available comparisons, on terms no less favourable than those offered to independent third parties; and

   (iv) The transactions are made in accordance with the terms of relevant agreements governing such transactions.

2. The auditors of the Company have also reviewed these transactions in accordance with agreed procedures and submitted letters concerning the following matters:

   (i) the transactions have been approved by the Company's Directors;

   (ii) the sample transactions being checked have been entered into in accordance with the pricing policies of the Company and its subsidiaries;

   (iii) The sample transactions being checked have been entered into in accordance with the terms of relevant agreements governing such transactions; and

   (iv) If applicable, the transactions did not exceed relevant annual caps as disclosed in the previous announcements of the Company except in relation to the land use rights rental paid to Chinalco.

Further information on the connected transactions of the year

I. Ongoing connected transactions

During the reporting period , the total amount of major and continuing connected transactions between the Group and related parties was RMB19.6 billion, of which purchase transactions amounted to RMB10.2 billion and sales transactions amounted to RMB9.4 billion (including product sales and service provision of RMB9.4 billion).

All the above connected transactions occurred during the reporting period have been conducted under the relevant agreements which have been announced.

(1) Continuing Connected transactions

On December 26, 2006, the Company and Chinalco entered into extension agreements relating to the continuing connected transactions effective from January 1, 2007 to December 31, 2009. At the first special general meeting in 2007 held on February 27, 2007, the Company approved the resolutions relating to the continuing connected transactions for the three years from January 1, 2007 to December 31, 2009.

(a) **Mutual Supply Agreement entered into with Chinalco for the three financial years ending December 31, 2009**

On October 12, 2007 the shareholders of the Company approved the revision of the annual limits of the transactions under the Mutual Supply Agreement with Chinalco for the three financial years ending December 31, 2009 in order to cater for the increased volume and value of mutual supply transactions with Chinalco and its associates. The revisions of annual limits are primarily due to:

(1) the mergers and acquisitions by Chinalco of several large-scale aluminum production plants during 2006 and early 2007 which led to increased amount and volume of purchases of alumina by Chinalco and its relevant associates from the Company;

(2) Chalco International Trading directly purchasing primary aluminum from Chinalco and its relevant associates instead of acting as an agent for such purchases as previously arranged.

Subsequent to the shareholders' approved at the general meeting held on October 12, 2007, the annual limits of the transactions under the Mutual Supply Agreement have been revised as follows:

	December 31,		
Nature of transactions	**2007**	**2008**	**2009**
		(in RMB millions)	
Expenditure	5,800	4,200	3,800
Revenue	8,500	7,600	7,300

(b) Adjustments of the total annual rental of the land use rights of the land leased by Chinalco to the Company under the Land Use Right Leasing Agreement and revisions of annual cap

In 2001, the Company and Chinalco entered into the land use right leasing agreement in relation to the leasing of land use rights in the PRC (the "Land Use Right Leasing Agreement"). Upon appraisal by an independent valuer of the prevailing market rental of the land use rights of the land leased by Chinalco to the Company, the total annual rental of the land use rights of the land leased by Chinalco to the Company were adjusted to RMB620 million commencing from January 1, 2007. The appraisal of the prevailing market rent was made pursuant to a provision for rental adjustment in the Land Use Right Leasing Agreement. The revised annual rental was RMB620 million. Under the Listing Rules of the Shanghai Stock Exchange and the Hong Kong Listing Rules, the aforesaid revision of annual rental was not required to be approved by the independent shareholders of the Company. Subsequent to the reporting period on 25 February 2008, the Company and Chinalco entered into a supplemental agreement, pursuant to which the total annual rental of the land use rights in connection with the land leased by Chinalco to the Company was further adjusted from RMB620 million to RMB1 billion for each of the two years ending 31 December 2009 (the "Supplemental Agreement").

The revised annual caps for the two financial years ending 31 December 2009 resulted from (i) the increase in the PRC land use rights tax pursuant to the relevant PRC laws and regulations; (ii) the increase in the total area of leased land subsequent to the mergers and acquisitions that took place in 2007; and (iii) the increase in the total number of plots of land leased by the subsidiaries of the Company in 2007.

Details of the above adjustments are set out in the announcement of the Company dated 6 March 2008.

The revised annual cap of this exempt continuing connected transaction (i.e. RMB 1 billion) also provides ample contingency to accommodate the possible fluctuations resulting in any changes in market conditions given the increasing volatility of rentals of the properties in the PRC and the Company's possible future acquisitions of assets from Chinalco as part of its business development plan.

The transactions under the Supplemental Agreement constitute continuing connected transactions of the Company under Rule 14A.14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The revised annual rental of RMB1 billion is less than 2.5% of the applicable percentage ratio under the Listing Rules. The rental revision is required to be disclosed by way of announcement but is not required to be approved by the independent shareholders of the Company.

II. Connected Transactions

(1) During the reporting period, save as to the mergers of Shandong Aluminum and Lanzhou Aluminum with the Company by way of share exchange which were completed through the issue of the Company's A shares in April 2007 and share exchange with Baotou Aluminum which was completed through the new issue of A shares in December 2007, the Company had no connected transaction constituted as asset acquisition or disposal with its related parties.

According to the merger agreement entered into between the Company and Lanzhou Aluminum on December 28, 2006, the Company merged with Lanzhou Aluminum by way of share exchange, which included an exchange of non-tradable Lanzhou Shares by the issue of new A shares of the Company to Lanzhou Aluminum Factory, a shareholder of Lanzhou Aluminum. As all the equity interest of Lanzhou Aluminum Factory had been transferred to Chinalco at nil consideration, Lanzhou Aluminum Factory hence became a related party of the Company. As such, the transaction stated above constituted a connected transaction under the Listing Rules of Hong Kong. The transaction was approved by the independent shareholders of the Company at the special general meeting held on February 27, 2007. On April 24, 2007, the Company completed the share exchange with Lanzhou Aluminum Factory.

According to the share exchange agreement entered into between the Company and Baotou Aluminum on July 20, 2007, the Company merged with Baotou Aluminum by way of share exchange, including exchanging non-tradable Baotou Shares by issue of new A shares of the Company to Baotou Aluminum (Group), the shareholder of Baotou Aluminum. The aforesaid transaction was approved by independent shareholders of the Company at the special general meeting held on October 12, 2007. On December 28, 2007, the Company completed the share exchange with Baotou Aluminum.

(2) Acquisition of remaining interests in Hewan Power Plant

Chinalco transferred its 49% equity interests in Hewan Power Plant through an open tender process conducted through China Beijing Equity Exchange. Such stake started trading on the Equity China Beijing Exchange on October 26, 2007. Based on the open tender result, such equity was transferred to the Company at the consideration of RMB497 million. On November 23, 2007, the Company entered into an equity transfer agreement with Chinalco. Prior to the equity transfer, Chinalco and the Company respectively held 49% and 51% equity interest in Hewan Power Plant, a controlling subsidiary of the Company. Subsequent to the equity transfer, Chinalco ceased to hold any equity of Hewan Power Plant and Hewan Power Plant became a wholly-owned subsidiary of the Company.

(3) On December 4, 2007, Shanxi Huaze Aluminum and Power Company Limited ("Huaze Aluminum") entered into a management agreement (the "Management Agreement") with Shanxi Zhangze Electricity Company Limited ("Shanxi Zhangze") for the management of No. 3 and No. 4 generating units of Huaze Aluminum by Shanxi Zhangze at a fixed management fee per Kilowat-hour (KWh). Pursuant to the Agreement, Shanxi Zhangze was responsible for the management of the two electricity generators for the purposes of production, safety and was responsible for all liabilities arising from any accidents within its responsibilities; Huaze Aluminum was responsible for the fuel costs and fixed costs, including but not limited to water charges, raw materials, salaries, maintenance and taxes etc. of the two electricity generators; and Shanxi Zhangze was to manage the two electricity generators in accordance with the terms of the management specified in the management agreement. It is estimated that the annual management fee payable to Shanxi Zhangze under the Management Agreement will be approximately RMB13 million. The contracting arrangement with initial estimation of RMB800 million is no longer applicable to such transactions. The transaction was announced on December 4, 2007.

(4) During the reporting period, save as to the connected transaction relating to the debts guarantee between the Company and related parties as disclosed in the notes to the financial statement, there was no non-recurring debts due to or from the Company or any guarantee.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

Independent Auditor's Report

To the shareholders of Aluminum Corporation of China Limited

(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 99 to 227, which comprise the consolidated and Company balance sheets as of December 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

PRICEWATERHOUSECOOPERS

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 17, 2008

Consolidated Balance Sheet

As of December 31, 2007
(Amounts expressed in thousands of RMB)

	Note	2007	2006 (Note 5)
Assets			
Non-current assets			
Intangible assets	7	**2,682,364**	716,145
Property, plant and equipment	8	**62,278,232**	51,023,476
Investment property		**109,201**	—
Land use rights	9	**1,107,505**	758,300
Interests in jointly controlled entities	11(a)	**636,296**	575,794
Interests in associates	11(b)	**553,920**	1,273,707
Available-for-sale financial assets	12	**40,113**	18,182
Deferred tax assets	17	**400,653**	453,272
Other non-current assets		**319,434**	—
Total non-current assets		**68,127,718**	54,818,876
Current assets			
Inventories, net	13	**13,474,140**	9,945,803
Accounts receivable, net	14	**2,975,668**	2,282,248
Other current assets	15	**1,949,826**	1,911,766
Financial assets at fair value through profit or loss		**8,103**	—
Bank balances and cash	16	**7,802,907**	12,983,061
Total current assets		**26,210,644**	27,122,878
Total assets		**94,338,362**	81,941,754
Equity			
Share capital and reserves attributable to equity holders of the Company			
Share capital	20(a)	**13,524,488**	11,649,876
Reserves	20(b)	**20,776,271**	15,977,303
Retained earnings		**23,643,388**	17,168,564
		57,944,147	44,795,743
Minority interest		**3,072,622**	4,470,819
Total equity		**61,016,769**	49,266,562

Consolidated Balance Sheet *(Continued)*

As of December 31, 2007
(Amounts expressed in thousands of RMB)

	Note	2007	2006 (Note 5)
Liabilities			
Non-current liabilities			
Borrowings	21	**14,168,443**	8,806,479
Deferred tax liabilities	17	**172,460**	197,070
Other non-current liabilities		**148,297**	—
Total non-current liabilities		**14,489,200**	9,003,549
Current liabilities			
Accounts payable	18	**3,611,425**	3,229,633
Provisions for other charges and liabilities	19	**6,330,116**	7,155,269
Financial liabilities at fair value through profit or loss		—	5,703
Dividends payable		**21,627**	40,808
Current income tax liabilities		**509,092**	1,732,116
Borrowings	21	**8,360,133**	11,508,114
Total current liabilities		**18,832,393**	23,671,643
Total liabilities		**33,321,593**	32,675,192
Total equity and liabilities		**94,338,362**	81,941,754
Net current assets		**7,378,251**	3,451,235
Total assets less current liabilities		**75,505,969**	58,270,111

The notes on pages 109 to 227 are an integral part of these consolidated financial statements.

Luo Jianchuan	**Chen Jihua**
Director	*Director*

Balance Sheet

As of December 31, 2007
(Amounts expressed in thousands of RMB)

	Note	2007	2006
Assets			
Non-current assets			
Intangible assets	7	**2,676,724**	716,145
Property, plant and equipment	8	**45,679,629**	34,259,038
Land use rights	9	**241,122**	66,510
Investments in subsidiaries	10	**7,099,198**	4,225,235
Investments in jointly controlled entities	11(a)	**654,516**	590,633
Investments in associates	11(b)	**323,054**	1,091,492
Available-for-sale financial assets	12	**7,000**	—
Deferred tax assets	17	**273,870**	307,106
Other non-current assets		**85,654**	—
Total non-current assets		**57,040,767**	41,256,159
Current assets			
Inventories, net	13	**9,654,909**	6,111,464
Accounts receivable, net	14	**2,661,544**	1,669,237
Other current assets	15	**1,903,819**	1,532,016
Bank balances and cash	16	**5,121,705**	9,982,831
Total current assets		**19,341,977**	19,295,548
Total assets		**76,382,744**	60,551,707
Equity			
Share capital and reserves			
Share capital	20(a)	**13,524,488**	11,649,876
Reserves	20(b)	**21,243,160**	14,787,240
Retained earnings		**21,385,027**	15,058,886
Total equity		**56,152,675**	41,496,002

Balance Sheet *(Continued)*

As of December 31, 2007

(Amounts expressed in thousands of RMB)

	Note	2007	2006
Liabilities			
Non-current liabilities			
Borrowings	21	**7,323,537**	3,210,936
Deferred tax liabilities	17	**147,144**	192,960
Other non-current liabilities		**148,297**	—
Total non-current liabilities		**7,618,978**	3,403,896
Current liabilities			
Accounts payable	18	**2,829,364**	2,115,467
Provisions for other charges and liabilities	19	**4,837,064**	4,842,900
Dividends payable		**19,415**	24,921
Current income tax liabilities		**323,839**	1,454,192
Borrowings	21	**4,601,409**	7,214,329
Total current liabilities		**12,611,091**	15,651,809
Total liabilities		**20,230,069**	19,055,705
Total equity and liabilities		**76,382,744**	60,551,707
Net current assets		**6,730,886**	3,643,739
Total assets less current liabilities		**63,771,653**	44,899,898

The notes on pages 109 to 227 are an integral part of these financial statements.

Luo Jianchuan
Director

Chen Jihua
Director

Consolidated Income Statement

For the year ended December 31, 2007
(Amounts expressed in thousands of RMB, except for per share data)

	Note	2007	2006 (Note 5)
Revenue	22	**76,180,448**	64,826,615
Cost of sales	22	**(57,197,509)**	(43,930,699)
Gross profit		**18,982,939**	20,895,916
Selling and distribution expenses	23	**(1,186,974)**	(1,027,875)
General and administrative expenses	24	**(2,789,494)**	(2,466,192)
Research and development expenses		**(227,982)**	(116,389)
Other gains, net	22	**130,757**	382,261
Operating profit		**14,909,246**	17,667,721
Interest expense		**(926,313)**	(775,250)
Interest income		**188,070**	185,874
Exchange loss, net		**(213)**	(47,860)
Operating profit after finance costs		**14,170,790**	17,030,485
Share of losses of jointly controlled entities	11(a)	**(3,381)**	(11,419)
Share of profits of associates	11(b)	**241,945**	105,177
Profit before income tax expense		**14,409,354**	17,124,243
Income tax expense	28	**(2,780,430)**	(4,410,674)
Profit for the year		**11,628,924**	12,713,569
Attributable to:			
Equity holders of the Company		**10,244,545**	11,841,681
Minority interest		**1,384,379**	871,888
		11,628,924	12,713,569
Basic earnings per share for profit attributable to equity holders of the Company during the year (expressed in RMB per share)	30	**RMB0.82**	RMB1.04
Dividends	31	**4,131,749**	2,190,177

The notes on pages 109 to 227 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended December 31, 2007
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company									
	Share capital *(Note 20(a))*	Capital reserve *(Note 20(b)(i))*	Statutory surplus reserve *(Note 20(b)(ii))*	Statutory public welfare fund *(Note 20(b)(iii))*	Discretionary surplus reserve *(Note 20(b)(iii))*	Cumulative translation difference	Available-for-sale investment revaluation reserve	Retained earnings	Minority interest	Total
As of January 1, 2006, as previously stated	11,049,876	6,218,756	2,061,686	1,962,173	—	—	—	11,351,948	1,560,455	34,204,894
Acquisition of Baotou Aluminum *(Note 5)*	—	512,255	22,956	—	34,430	—	—	(66,740)	735,501	1,238,402
As of January 1, 2006, as restated	11,049,876	6,731,011	2,084,642	1,962,173	34,430	—	—	11,285,208	2,295,956	35,443,296
Changes in equity for the year ended December 31, 2006										
Profit for the year ended December 31, 2006	—	—	—	—	—	—	—	11,841,681	871,888	12,713,569
Issuance of new shares	600,000	3,902,492	—	—	—	—	—	—	—	4,502,492
Share issuance expense	—	(112,023)	—	—	—	—	—	—	—	(112,023)
Acquisitions of subsidiaries *(Note 5)*	—	—	—	—	—	—	—	—	853,645	853,645
Capital injection	—	—	—	—	—	—	—	—	582,400	582,400
Transfers	—	—	3,300,314	(1,962,173)	36,437	—	—	(1,374,578)	—	—
Dividends	—	—	—	—	—	—	—	(4,583,747)	(133,070)	(4,716,817)
As of December 31, 2006	11,649,876	10,521,480	5,384,956	—	70,867	—	—	17,168,564	4,470,819	49,266,562

As of December 31, 2006, all retained earnings were unappropriated.

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company									
	Share capital *(Note 20(a))*	Capital reserve *(Note 20(b)(i))*	Statutory surplus reserve *(Note 20(b)(ii))*	Statutory public welfare fund *(Note 20(b)(iii))*	Discretionary surplus reserve *(Note 20(b)(iv))*	Cumulative translation difference	Available-for-sale investment revaluation reserve	Retained earnings	Minority interest	Total
As of January 1, 2007, as previously stated	11,649,876	10,009,225	5,343,414	—	8,554	—	—	17,213,665	3,541,192	47,765,926
Acquisition of Baotou Aluminum *(Note 5)*	—	512,255	41,542	—	62,313	—	—	(45,101)	929,627	1,500,636
As of January 1, 2007, as restated	11,649,876	10,521,480	5,384,956	—	70,867	—	—	17,168,564	4,470,819	49,256,562
Changes in equity for the year ended December 31, 2007										
Fair value gains from available-for-sale investment - gross *(Note 12)*	—	—	—	—	—	—	8,879	—	5,608	14,487
Fair value gains from available-for-sale investment - tax *(Note 17)*	—	—	—	—	—	—	(1,332)	—	(841)	(2,173)
Equity pick up from an associate	—	168	—	—	—	—	—	—	—	168
Cumulative translation difference	—	—	—	—	—	10,047	—	—	—	10,047
Net income recognized directly in equity	—	168	—	—	—	10,047	7,547	—	4,767	22,529
Profit for the year ended December 31, 2007	—	—	—	—	—	—	—	10,244,545	1,384,379	11,628,924
Total recognized income and expense for the year	—	168	—	—	—	10,047	7,547	10,244,545	1,389,146	11,651,453
Issuance of new shares	1,874,612	7,852,275	—	—	—	—	—	—	—	9,726,887
Share issuance expense	—	(179,000)	—	—	—	—	—	—	—	(179,000)
Acquisition of subsidiaries *(Note 5)*	—	(3,155,330)	—	—	—	—	—	—	(2,345,430)	(5,500,760)
Capital injection from minority shareholders	—	—	—	—	—	—	—	—	10,094	10,094
Transfers	—	—	1,083,388	—	—	—	—	(1,083,388)	—	—
Dividends	—	—	—	—	—	—	—	(3,506,460)	(452,007)	(3,958,467)
Adjustment to surplus reserves *(Note 20(b)(ii))*	—	—	(749,260)	—	(70,867)	—	—	820,127	—	—
As of December 31, 2007	13,524,488	15,039,593	5,719,084	—	—	10,047	7,547	23,643,388	3,072,622	61,016,769
Retained earnings represented By										
2007 final dividend proposed								716,798		
Unappropriated retained earnings								22,926,590		
Retained earnings as of December 31, 2007								23,643,388		

The notes on pages 109 to 227 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended December 31, 2007
(Amounts expressed in thousands of RMB)

	Note	2007	2006 (Note 5)
Cash flows from operating activities			
Profit before income tax expense		**14,409,354**	17,124,243
Share of losses of jointly controlled entities		**3,381**	11,419
Share of profits of associates		**(241,945)**	(105,177)
Depreciation of property, plant and equipment		**4,466,446**	3,680,910
Loss on disposal of property, plant and equipment	27	**160,943**	90,730
Impairment loss on property, plant and equipment	27	**13,249**	16,924
Amortization of intangible assets		**30,121**	24,204
Amortization of land use rights	27	**42,435**	35,298
Amortization of long-term deferred assets		**68,041**	6,820
(Gain)/Loss on disposal of investment		**(580)**	25
Realized and unrealized gain on futures contracts	22	**(106,716)**	(86,633)
Excess of interest in the net fair value of net assets acquired over cost	22	**—**	(235,900)
Interest income		**(188,070)**	(185,874)
Interest expense		**926,313**	775,250
Others		**1,325**	—
		19,584,297	21,152,239
Changes in working capital:			
Increase in inventories		**(2,704,545)**	(1,139,502)
Increase in accounts receivable		**(275,735)**	(906,691)
Decrease/(Increase) in other current assets		**168,224**	(431,633)
Increase in restricted cash		**(11)**	—
Increase in other non-current assets		**(230,487)**	—
Increase/(Decrease) in accounts payable		**263,735**	(158,447)
Increase in other non-current liability		**28,204**	19,630
(Decrease)/Increase in other payables and accruals		**(1,486,289)**	190,387
Cash generated from operating activities		**15,347,393**	18,725,983
Interest paid		**(1,174,655)**	(864,568)
PRC enterprise income taxes paid		**(3,995,612)**	(3,714,012)
Net cash generated from operating activities		**10,177,126**	14,147,403

Consolidated Cash Flow Statement *(Continued)*

For the year ended December 31, 2007
(Amounts expressed in thousands of RMB)

	Note	2007	2006 (Note 5)
Cash flows from investing activities			
Purchase of intangible assets	7	**(72,081)**	(29,384)
Purchase of property, plant and equipment		**(9,602,115)**	(6,628,807)
Purchase of investment property		**(109,201)**	—
Purchase of land use rights		**(313,490)**	(44,269)
Proceeds from sales of property, plant and equipment		**132,988**	34,181
Proceeds from disposal of associates	11(b)	**790**	—
Cash and cash equivalents acquired from/(paid for) acquisition of subsidiaries	5	**313,662**	(472,130)
Investment in a jointly controlled entity	11(a)	**(63,883)**	(402,814)
Investment in an associate	11(b)	**—**	(247,454)
Acquisition of minority shareholder investment		**(497,058)**	—
Acquisition of subsidiary		**(140,000)**	—
Increase of available-for-sale financial assets		**(2,000)**	—
Dividend received		**51,523**	—
Decrease/(Increase) in short-term cash investment		**2,903,946**	(3,000,000)
Interest received		**216,337**	157,721
Others		**(7,360)**	(75,497)
Net cash used in investing activities		**(7,187,942)**	(10,708,453)

(Amounts expressed in thousands of RMB)

	Note	2007	2006 (Note 5)
Cash flows from financing activities			
Issuance of shares, net of issuance expenses		**(119,000)**	4,390,469
Issuance of short-term bonds, net of issuance expenses	21(d)	**2,988,000**	4,913,400
Issuance of long-term bonds, net of issuance expenses	21(b)	**1,978,500**	—
Repayment of short-term bonds	21(d)	**(5,000,000)**	(2,000,000)
Drawdown of short-term loans		**—**	3,178,369
Drawdown of long-term loans		**5,462,351**	635,300
Repayments of short-term loans		**(1,364,400)**	(4,784,574)
Repayments of long-term loans		**(5,149,173)**	(2,547,784)
Dividends paid by subsidiaries to minority shareholders		**(465,682)**	(117,200)
Capital injection by minority shareholders		**10,094**	92,400
Dividends paid		**(3,511,965)**	(4,558,826)
Investment refund to minority shareholders of a subsidiary		**(94,128)**	(472,551)
Net cash outflow from financing activities		**(5,265,403)**	(1,270,997)
Net increase in cash and cash equivalents		**(2,276,219)**	2,167,953
Cash and cash equivalents at beginning of the year		**9,983,061**	7,815,108
Cash and cash equivalents at end of the year	16	**7,706,842**	9,983,061

The notes on pages 109 to 227 are an integral part of these consolidated financial statements.

1. General information

Aluminum Corporation of China Limited (中國鋁業股份有限公司) (the "Company") and its subsidiaries (together the "Group") are principally engaged in bauxite mining, alumina refining and aluminum smelting. Its principal products are alumina and primary aluminum.

The Company is a joint stock company incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company had its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange (the "SSE") on April 30, 2007.

These consolidated financial statements have been approved for issue by the Board of Directors on March 17, 2008.

2. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation *(Continued)*

(i) Standard, amendment and interpretation effective in 2007 that are relevant to the Group

- HKFRS 7, Financial Instruments: Disclosures and a complementary amendment to Hong Kong Accounting Standard ("HKAS") 1, Presentation of Financial Statements — Capital Disclosures. HKFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces HKAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in HKAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under HKFRS. The amendment to HKAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, management considered there was no significant impact from adopting HKFRS 7 and the amendment to HKAS 1 on the financial statements of the Group.

- HK (IFRIC) Interpretation 10, Interim Financial Reporting and Impairment. This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. Management considered there was no significant impact from adopting HK (IFRIC) Interpretation 10 on the financial statements of the Group.

(ii) Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards have been published and are relevant to the operation of the Group. They are mandatory for the Group's accounting periods beginning on or after January 1, 2009 or later periods, but have not been early adopted by the Group:

(Amounts expressed in RMB unless otherwise stated)

2. Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(ii) Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

- HKAS 1, "Presentation of financial statements" (effective for annual periods beginning on or after January 1, 2009), replaces HKAS 1 (revised in 2004) as amended in 2005 and establishes the amendments to the presentation of information in the financial statements. It requires the presentation of recognized income and expenses in a statement of comprehensive income or in a statement of profit or loss together with a statement of comprehensive income, separately from owner changes in equity. All other non-owner changes in equity and related current and deferred tax should also be presented separately from the owner changes in equity. HKAS 1 also requires, as a minimum, the presentation of three statements of financial position (balance sheet) in a complete set of financial statements whenever there is a prior period adjustment or a reclassification of items in the financial statements — as at the end of the current period, the end of the comparative period and the beginning of the comparative period. Dividends recognized as distributions to owners and related per-share amounts should be presented on the face of statement of changes in equity or in the notes and not on the face of the statement of comprehensive income or the face of income statement. The Group will apply HKAS 1 in its financial statements for the period commencing from January 1, 2009. Management does not expect any material impact from adopting HKAS 1 on the financial statements of the Group.

- HKAS 23, "Borrowing costs" (effective for annual periods beginning on or after January 1, 2009). It supersedes HKAS 23 revised in 2004 and requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 from January 1, 2009. The adoption of HKAS 23 will not affect the Group as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized under the existing accounting policy of the Group.

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation *(Continued)*

(ii) Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group *(Continued)*

- HKFRS 8, "Operating segments" (effective for annual periods beginning on or after January 1, 2009). HKFRS 8 replaces HKAS 14 and requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from January 1, 2009. The expected impact is still being assessed by management.

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisitions of subsidiaries by the Group from third parties. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2(g)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidation *(Continued)*

(i) Subsidiaries *(Continued)*

Merger accounting method stipulated under Hong Kong Accounting Guideline 5 "Merger Accounting for Common Control Combinations" is used to account for acquisitions of subsidiaries under common control before and after the acquisitions. The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognized in consideration for goodwill or the excess of acquirers' interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over their cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest. The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever period is shorter.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining the operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting method are recognized as expenses in the period in which they are incurred.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidation *(Continued)*

(i) Subsidiaries *(Continued)*

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2(h)), if any. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii) Transactions and minority interest

The Group applies a policy of treating transactions with minority interest as transactions with equity owners of the Group. For purchases from minority interest, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. Gains or losses on disposals to minority interest are also recorded in equity. For disposals to minority interest, the difference between any proceeds received and the relevant share of the minority interest are also recorded in equity.

(iii) Jointly controlled entities

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidation *(Continued)*

(iii) Jointly controlled entities *(Continued)*

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses, if any. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(iv) Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) indentified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. Summary of significant accounting policies (Continued)

(b) Consolidation (Continued)

(iv) Associates (Continued)

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses, if any. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(ii) Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

2. Summary of significant accounting policies *(Continued)*

(e) Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	15 to 40 years
Plant and machinery — electricity transmission equipment	32 years
Plant and machinery — others	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(h)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within 'general and administrative expenses' in the income statement.

2. Summary of significant accounting policies *(Continued)*

(f) Construction-in-progress ("CIP")

CIP represents buildings, various plant and equipment under construction and pending installation, and is stated at cost. Cost comprises direct costs of construction as well as capitalized finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses. It is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

(g) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate/jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities respectively and is tested for impairment as part of the overall balances. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not subsequently reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group allocates goodwill to each business segment and is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2. Summary of significant accounting policies *(Continued)*

(g) Intangible assets *(Continued)*

(ii) Mining rights

Mining rights acquired are capitalized after the Group obtained the legal rights to explore a specific area and stated at cost to the Group less accumulated amortization and accumulated impairment losses, if any. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

(iii) Research and development expenses

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:

(a) it is technically feasible to complete the intangible asset so that it will be available for use or sale;

(b) management intends to complete the intangible asset and use or sell it;

(c) there is an ability to use or sell the intangible asset;

(d) it can be demonstrated how the intangible asset will generate probable future economic benefits;

(e) adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

(f) the expenditure attributable to the intangible asset during its development can be reliably measured.

2. Summary of significant accounting policies *(Continued)*

(g) Intangible assets *(Continued)*

(iii) Research and development expenses *(Continued)*

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding 10 years.

Development assets are tested for impairment annually.

(iv) Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (5 years).

(h) Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2. Summary of significant accounting policies *(Continued)*

(i) Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'accounts receivable, net', 'other current assets' and 'cash and cash equivalents' in the balance sheet.

2. Summary of significant accounting policies *(Continued)*

(i) Financial assets *(Continued)*

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held-to-maturity investments, the whole category would be reclassified as available-for-sale. Held-to-maturity investments are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognized on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'other gains, net' in the period in which they arise. Changes in the fair value of monetary securities classified as available-for-sale are recognized in equity.

2. Summary of significant accounting policies *(Continued)*

(i) Financial assets *(Continued)*

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as 'other gains, net'. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement — is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. The impairment loss of held-to-maturity investments is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets' original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of such an asset is reduced either directly or through use of an allowance account while the amount of such losses is recognized in the income statement. Impairment testing of accounts receivable and other receivables is described in Note 2(j).

2. Summary of significant accounting policies *(Continued)*

(j) Accounts receivable and other receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivables are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within "general and administrative expenses". When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against "general and administrative expenses" in the income statement.

(k) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits with banks and other cash investments with original maturities of 3 months or less.

For the purpose of the cash flow statement, time deposits and other cash investments with original maturities of more than 3 months are excluded from cash and cash equivalents.

2. Summary of significant accounting policies *(Continued)*

(l) Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies and are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure. Borrowing costs are excluded. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provision for or reversal of inventory obsolescence are determined by comparing net realizable value with the carrying amount and are recognized within "general and administrative expenses" in the income statement.

(m) Accounts payable and other payables

Accounts payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(n) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2. Summary of significant accounting policies (Continued)

(o) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying assets had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding.

Other borrowing costs are expensed as incurred.

(p) Current and deferred tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company, its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2. Summary of significant accounting policies (Continued)

(q) Employee benefits

(i) Bonus plans

The expected cost of bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(ii) Retirement benefit obligations

The Group pays contribution on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current and prior periods. Contributions to these plans are expensed as incurred.

(iii) Housing funds

The Group provides housing funds based on certain percentage of wages and at no more than the upper limit of the requirement. The housing funds are paid to social security organization and the amounts paid are expensed as incurred. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current and prior periods.

2. Summary of significant accounting policies (Continued)

(r) Provisions

Provisions for environmental restoration and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax cash flow projection that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

(s) Government grants

Grants from the government are recognized at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2. Summary of significant accounting policies *(Continued)*

(t) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Sales of goods

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(ii) Sales of services

Revenue from the provision of services is recognized when the services are rendered.

(iii) Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(iv) Dividend income

Dividend income is recognized when the right to receive payment is established.

2. Summary of significant accounting policies (Continued)

(u) Leases (as the lessee for operating lease)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the term of the lease.

(v) Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

(w) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

3. Financial and capital risks management

(a) Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units.

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(i) Market risk

- *Foreign currency risk*

Foreign exchange risk primarily arises from certain foreign currency deposits, short-term and long-term loans denominated in US Dollar ("USD"), Australian Dollar ("AUD") and Japanese Yen ("JPY"). Related exposures are disclosed in Notes 16 and 21 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and loans raising. As the foreign currency denominated assets and liabilities are minimal to the assets and liabilities of the Group, the Directors are of the opinion that the Group is not exposed to any significant foreign exchange risk as of December 31, 2007 and 2006.

- *Fair value and cash flow interest rate risk*

As the Group has no significant interest-bearing assets except for bank deposits (Note 16), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in the savings and fixed deposits accounts in the PRC. The interest rates are regulated by the People's Bank of China while the Group Treasury closely monitors the fluctuation on such rates periodically. As the average rates applied to the deposits are relatively low, the Directors are of the opinion that the Group is not exposed to any significant interest rate risk for such financial assets held by the Group as of December 31, 2007 and 2006.

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(i) Market risk *(Continued)*

- *Fair value and cash flow interest rate risk (Continued)*

The interest rate risk of the Group primarily arises from long-term loans and bonds. Loans borrowed at variable interest rates expose the Group to cash flow interest rate risk while bonds and loans issued/borrowed at fixed interest rates expose the Group to fair value interest rate risk. The exposures to these risks are disclosed separately in Note 21 to the financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors the market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to any one form of interest rate risk.

As of December 31, 2007, if interest rate had increased/decreased by 0.064% (2006: 0.218%) with all other variables held constant, post-tax profit for the year would have been RMB7 million (2006: RMB19 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the observation of management on the historical trend of related interest rates over the past 1 year and are consistent with the measures reported to key management personnel in assessing this risk. The change from 2006 is primarily attributable to the advances and repayments of principal during the year.

(Amounts expressed in RMB unless otherwise stated)

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(i) Market risk *(Continued)*

- *Commodity price risk*

The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

The Group uses the majority of its future contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in aluminum price. The future contracts are marked to market at the balance sheet date and the corresponding unrealized holding gains/losses are recorded in the income statement for the year (Note 22). The exposure of the Group and the Company on the such future contracts are presented on the balance sheet.

As of December 31, 2007, if the primary aluminum futures price had been increased/decreased by 1% and all other variables held constant, post-tax profit would have been increased/decreased by RMB900,000 (2006: decreased/increased by RMB20 million). Such sensitivity is determined based on the historical trend of related commodity price over the past 3 years and are consistent with the measures reported to key management personnel in assessing this risk. The change from 2006 is primarily attributable to the significant decrease of the number of unsettled contracts in 2007 and the opposite position of short contracts and long contracts between 2006 and 2007.

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(ii) Credit risk

Credit risk is managed on a group basis. Credit risk arises from bank balances, other receivables as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain of its subsidiaries. The carrying amounts of these receivables and amounts of respective financial guarantees included in Notes 14, 15, 16 and 21 to the financial statements represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially most of its bank balances and cash in interest bearing accounts in several major state-owned financial institutions in the PRC (Note 34(c)). With strong State support provided to these state-owned financial institutions, the Directors are of the opinion that there is no significant credit risk on such assets being exposed.

With regard to accounts receivable, the marketing department assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for doubtful receivables have been made in the financial statements. Management does not expect any losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2007 and 2006, none of the individual customers exceed 10% of the Group's total revenue, and thus, no significant concentration of credit risk existed.

The Company assessed the credibility of the subsidiaries by reviewing the operating results and gearing ratios annually when measuring any potential liabilities arising from the default risk of such subsidiaries.

(Amounts expressed in RMB unless otherwise stated)

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(iii) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and short-term deposits, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

As of December 31, 2007, the Group had total banking facilities of approximately RMB49,764 million (2006: RMB50,082 million). Out of the total banking facilities granted, amounts totaling RMB16,246 million have been utilized as of December 31, 2007 (2006: RMB13,680 million). Banking facilities of approximately RMB31,000 million will be subject to renewals in 2008. The Directors of the Company are confident that such banking facilities can be renewed upon expiration.

In addition, as of December 31, 2007, the Group had credit facilities through its primary aluminum futures agent at the London Metal Exchange amounting to USD53 million (equivalent to RMB387 million) (2006: USD64 million (equivalent to RMB500 million)) which USD822,000 (equivalent to RMB6 million) (2006: USD10 million (equivalent to RMB79 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

3. Financial and capital risks management (Continued)

(a) Financial risk management (Continued)

(iii) Liquidity risk (Continued)

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyzes the Group's and the Company's long-term financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity dates. All other financial liabilities, primarily including accounts payable, other payables and accruals are due within the next 12 months from the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows. The expected future cash flows of balances within 12 months approximate their carrying balances, as the impact of the discounting is not significant.

	Group				
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of December 31, 2007					
Long-term loans	2,194,022	2,308,253	4,950,259	4,880,748	14,333,282
Long-term bonds	—	—	—	2,000,000	2,000,000
Interest payable for borrowings	978,420	719,815	1,522,439	602,147	3,822,821
Interest payable for bonds	196,500	90,000	270,000	450,000	1,006,500
	3,368,942	3,118,068	6,742,698	7,932,895	21,162,603
As of December 31, 2006					
Long-term loans	2,875,963	2,158,802	4,505,406	2,142,271	11,682,442
Interest payable for borrowings	677,183	458,343	678,070	117,139	1,930,735
Interest payable for bonds	93,900	—	—	—	93,900
	3,647,046	2,617,145	5,183,476	2,259,410	13,707,077

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(iii) Liquidity risk *(Continued)*

	Company				
	Within 1 year	**1-2 years**	**2-5 years**	**Over 5 years**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of December 31, 2007					
Long-term loans	1,549,938	1,051,969	1,893,908	2,348,477	6,844,292
Long-term bonds	—	—	—	2,000,000	2,000,000
Interest payable for borrowings	407,111	311,949	561,927	181,261	1,462,248
Interest payable for bonds	196,500	90,000	270,000	450,000	1,006,500
	2,153,549	1,453,918	2,725,835	4,979,738	11,313,040
As of December 31, 2006					
Long-term loans	2,229,218	1,361,058	1,702,174	147,704	5,440,154
Interest payable for borrowings	257,058	144,163	94,416	23,420	519,057
Interest payable for bonds	93,900	—	—	—	93,900
	2,580,176	1,505,221	1,796,590	171,124	6,053,111

3. Financial and capital risks management *(Continued)*

(b) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques, such as estimated discounted cash flows, are used to determine fair value for the financial instruments.

The carrying value less impairment provision of accounts and other receivables, bank balances and cash, accounts and other payables and accruals, short-term bonds and short-term loans are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

(c) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings (including borrowings, other non-current liabilities, accounts payable and provision for other charges and liabilities, as shown in the consolidated balance sheet) less bank balances and cash. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debts less minority interest.

3. Financial and capital risks management *(Continued)*

(c) Capital risk management *(Continued)*

During 2007, the Group's strategy, which was unchanged from 2006, was to maintain a gearing ratio under 35%. The gearing ratios as of December 31, 2007 and 2006 were as follows:

	2007 *RMB'000*	2006 *RMB'000*
Total borrowings	**32,618,414**	30,699,495
Less: bank balances and cash	**(7,802,907)**	(12,983,061)
Net debts	**24,815,507**	17,716,434
Total equity	**61,016,769**	49,266,562
Add: net debts	**24,815,507**	17,716,434
Less: minority interest	**(3,072,622)**	(4,470,819)
Total capital	**82,759,654**	62,512,177
Gearing ratio	**29.99%**	28.34%

4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or they will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

(b) Estimated impairment of property, plant and equipment

The Group tests whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with the Note 2(h), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

(c) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(g)(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of goodwill.

5. Business combinations

2007

Acquisition of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum")

Prior to April 24, 2007, the Company held 28% equity interest in Lanzhou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. On April 24, 2007, the Company issued 631,931,739 A shares in exchange for the remaining 72% shares owned by the other shareholders of Lanzhou Aluminum. Upon the effective date of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The acquired business contributed revenue and profit of approximately RMB3,415 million and RMB524 million to the Group, prior to intra-group elimination with the Group, for the period from the date of acquisition to December 31, 2007. If the acquisition occurred on January 1, 2007, the acquired business would have contributed unaudited revenue and unaudited profit for the year of approximately RMB4,510 million and RMB672 million to the Group, prior to intra-group elimination with the Group, respectively.

Details of net assets acquired and goodwill are as follows:

	RMB'000
Fair value of purchase consideration *(Note a)*	4,324,319
Fair value of proportionate share of net identifiable assets acquired *(Note b)*	(2,400,060)
Goodwill *(Note c)*	1,924,259

Notes:

(a) The fair value of puchase consideration was determined by reference to the proportionate interests in the fair value of Lanzhou Aluminum as of April 24, 2007.

5. Business combinations (Continued)

2007 (Continued)

Acquisition of Lanzhou Aluminum *(Continued)*

Note (Continued):

(b) The fair values of the assets and liabilities arising from the acquisition approximated their carrying amounts and are as follows:

	RMB'000
Bank balances and cash	313,662
Property, plant and equipment *(Note 8)*	5,739,957
Land use rights	78,150
Available-for-sale financial assets *(Note 12)*	5,000
Inventories	823,792
Receivables and prepayments	766,983
Other current assets	19,380
Deferred tax assets *(Note 17)*	15,477
Other non-current assets	1,513
Payables and accruals	(634,435)
Borrowings	(3,169,662)
Other liabilities	(226,234)
Minority interest	(400,165)
Net identifiable assets	3,333,418
Percentage of interest acquired	72%
Fair value of proportional net identifiable assets acquired	2,400,060
Cash and cash equivalents acquired	313,662

(c) Goodwill arising from this acquisition is attributable to the high profitability of the acquired business and the significant synergies expected to arise after the acquisition.

5. Business combinations *(Continued)*

2007 *(Continued)*

Acquisition of Baotou Aluminum Co., Limited ("Baotou Aluminum")

On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. The Company issued 637,880,000 shares in exchange for all the shares of Baotou Aluminum. Baotou Aluminum was delisted on December 26, 2007. Upon the effective date of this acquisition, Baotou Aluminum became a wholly-owned subsidiary of the Company.

As both the Company and Baotou Aluminum are under the common control of Aluminum Corporation of China ("Chinaco") before and after the acquisition, this transaction was accounted for as a common control business combination. The Company adopted merger accounting stated in Note 2(b)(i). The following is a reconciliation of the effect arising from the common control business combination on the consolidated balance sheet.

5. Business combinations *(Continued)*

2007 *(Continued)*

Acquisition of Baotou Aluminum *(Continued)*

The consolidated balance sheet as of December 31, 2007:

	The Group	Baotou Aluminum	Adjustments (Note)	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Investment in Baotou Aluminum	2,013,772	—	(2,013,772)	—
Other assets, net	59,024,337	2,014,316	(21,884)	61,016,769
Net assets	61,038,109	2,014,316	(2,035,656)	61,016,769
Share capital	13,524,488	431,000	(431,000)	13,524,488
Capital reserve	15,188,801	587,250	(736,458)	15,039,593
Surplus reserves	5,719,084	286,053	(286,053)	5,719,084
Cumulative translation difference	10,047	—	—	10,047
Available-for-sale investment revaluation reserve	7,547	—	—	7,547
Retained earnings	23,516,065	709,468	(582,145)	23,643,388
Minority interest	3,072,077	545	—	3,072,622
	61,038,109	2,014,316	(2,035,656)	61,016,769

Note: The above adjustments represent: (i) the elimination of investment of the Company in Baotou Aluminum; and (ii) the elimination of unrealized profit on inventories between the Group and Baotou Aluminum.

5. Business combinations *(Continued)*

2007 *(Continued)*

Acquisition of Baotou Aluminum *(Continued)*

The consolidated balance sheet as of December 31, 2006:

	The Group	Baotou Aluminum	Adjustments *(Note)*	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Net assets	47,765,926	1,680,271	(179,635)	49,266,562
Share capital	11,649,876	431,000	(431,000)	11,649,876
Capital reserve	10,009,225	586,657	(74,402)	10,521,480
Surplus reserves	5,351,968	232,347	(128,492)	5,455,823
Retained earnings	17,213,665	429,364	(474,465)	17,168,564
Minority interest	3,541,192	903	928,724	4,470,819
	47,765,926	1,680,271	(179,635)	49,266,562

Note: The above adjustments represent: (i) the reduction of the capital reserve of the Company for acquisition of the net assets of Baotou Aluminum; and (ii) the elimination of unrealized profit on inventories between the Group and Baotou Aluminum.

5. Business combinations *(Continued)*

2006

Acquisitions of Fushun Aluminum Co., Ltd. ("Fushun Aluminum"), Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum"), Shandong Huayu Aluminum and Power Co., Ltd. ("Huayu Aluminum") and Gansu Hualu Aluminum Co., Ltd. ("Hualu Aluminum")

During 2006, the Group completed the acquisition of the following entities incorporated and operated in the PRC, which are engaged in the manufacturing and trading of primary aluminum products.

Date of acquisition	Name of entity	Equity interest acquired	Consideration paid/payable *RMB'000*
March 11, 2006	Fushun Aluminum	100%	500,000
July 15, 2006	Zunyi Aluminum	61.29%	202,251
July 18, 2006	Huayu Aluminum	55%	412,252
September 19, 2006	Hualu Aluminum	51%	270,300
			1,384,803

5. Business combinations *(Continued)*

2006 *(Continued)*

Acquisitions of Fushun Aluminum, Zunyi Aluminum, Huayu Aluminum and Hualu Aluminum *(Continued)*

The acquired businesses contributed revenue in aggregate of RMB3,924 million and net profits of RMB458 million to the Group for the period from the respective dates of acquisitions to December 31, 2006. Had all the acquisitions been occurred on January 1, 2006, the acquired businesses would have contributed in unaudited aggregate revenue of approximately RMB4,593 million and unaudited net profit of approximately RMB495 million to the Group for the period from January 1, 2006 to December 31, 2006. Contributions by each acquisition are summarized below:

	Contribution by the acquired businesses from the respective dates of acquisitions to December 31, 2006		Had the acquisitions taken place on January 1, 2006, contribution by the acquired businesses	
	Revenue	**Net profit**	**Revenue** (unaudited)	**Net profit** (unaudited)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Fushun Aluminum	1,607,961	86,240	1,697,947	87,596
Zunyi Aluminum	718,455	153,696	1,297,348	189,584
Huayu Aluminum	1,020,194	129,469	1,020,194	129,469
Hualu Aluminum	577,465	88,655	577,465	88,655
	3,924,075	458,060	4,592,954	495,304

5. Business combinations *(Continued)*

2006 *(Continued)*

Acquisitions of Fushun Aluminum, Zunyi Aluminum, Huayu Aluminum and Hualu Aluminum *(Continued)*

Details of net assets acquired and excess of cost over acquired interest of the above businesses during 2006 in aggregate are as follows:

	RMB'000
Purchase consideration — cash	1,384,803
Fair value of proportionate share of net identifiable assets acquired (See below)	(1,562,775)
Excess of interest in the net fair value of net assets acquired over cost *(Note 22)*	(177,972)

5. Business combinations *(Continued)*

2006 *(Continued)*

Acquisitions of Fushun Aluminum, Zunyi Aluminum, Huayu Aluminum and Hualu Aluminum *(Continued)*

	Fushun Aluminum		Zunyi Aluminum		Huayu Aluminum		Hualu Aluminum		Total	
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Property, plant and equipment *(Note 8)*	832,546	832,546	585,711	673,153	1,659,986	1,665,169	829,798	830,065	3,908,041	4,000,933
Land use rights	194,175	194,175	53,285	91,379	110,737	119,552	172,252	172,252	530,449	577,358
Inventories	171,208	171,208	60,068	60,068	204,379	204,379	230,802	230,802	666,457	666,457
Deferred tax assets *(Note 17)*	—	—	22,821	22,821	—	—	10,353	10,353	33,174	33,174
Receivables	5,826	5,826	142,569	142,569	10,000	10,000	230,556	230,556	388,951	388,951
Cash and cash equivalents	1,392	1,392	241,402	241,402	—	—	269,879	269,879	512,673	512,673
Payables and accruals	(122,374)	(122,374)	(225,989)	(225,989)	(472,552)	(472,552)	(412,491)	(412,491)	(1,233,406)	(1,233,406)
Borrowings	(581,400)	(581,400)	(537,100)	(537,100)	(613,050)	(613,050)	(798,170)	(798,170)	(2,529,720)	(2,529,720)
Net assets	501,373	501,373	342,767	468,303	899,500	913,498	532,979	533,246	2,276,619	2,416,420
Minority interest		—		(181,281)		(411,074)		(261,290)		(853,645)
Net assets acquired		501,373		287,022		502,424		271,956		1,562,775
Purchase consideration										1,384,803
Purchase consideration remained unsettled as of December 31, 2006 (included in provisions for other charges and liabilities *(Note 19)*)										(400,000)
Cash and cash equivalents in subsidiaries acquired										(512,673)
Cash outflow on acquisitions										472,130

(Amounts expressed in RMB unless otherwise stated)

6. Acquisitions of minority interest

Acquisition of minority interest in Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum")

Prior to April 24, 2007, the Company held 71.43% equity interest in Shandong Aluminum, a company listed on the SSE. On April 24, 2007, the Company issued 604,800,000 A shares in exchange for the remaining 28.57% shares owned by the other shareholders of Shandong Aluminum. Upon the effective date of this acquisition, Shandong Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The fair value of purchase consideration was determined by reference to the proportionate interest in fair value of Shandong Aluminum. The difference between the consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary amounted to approxiamtely RMB3,058 million is deducted from equity.

Acquisition of minority interest in Lanzhou Aluminum Hewan Power Generation Company Limited ("Hewan Power")

Hewan Power was 51% owned by Lanzhou Aluminum at the time of the Group's acquisition of Lanzhou Aluminum. On November 23, 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Upon the effective date of this acquisition, Hewan Power became a wholly-owned subsidiary of the Company.

The cash paid for the acquisition was RMB497 million. The difference between the consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired amounted to approximately RMB97 million is deducted from equity.

7. Intangible assets

	Group			
	Goodwill	Mining rights	Computer software and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2006				
Cost	406,686	433,051	—	839,737
Accumulated amortization	—	(118,258)	—	(118,258)
Net book amount	406,686	314,793	—	721,479
Year ended December 31, 2006				
Opening net book amount	406,686	314,793	—	721,479
Additions	—	22,704	6,680	29,384
Reclassification	—	(10,514)	—	(10,514)
Amortization	—	(23,759)	(445)	(24,204)
Closing net book amount	406,686	303,224	6,235	716,145
As of December 31, 2006				
Cost	406,686	444,423	6,680	857,789
Accumulated amortization	—	(141,199)	(445)	(141,644)
Net book amount	406,686	303,224	6,235	716,145
Year ended December 31, 2007				
Opening net book amount	406,686	303,224	6,235	716,145
Acquisition of a subsidiary *(Note 5)*	1,924,259	—	—	1,924,259
Additions	—	29,547	42,534	72,081
Amortization	—	(24,700)	(5,421)	(30,121)
Closing net book amount	2,330,945	308,071	43,348	2,682,364
As of December 31, 2007				
Cost	2,330,945	405,510	46,938	2,783,393
Accumulated amortization	—	(97,439)	(3,590)	(101,029)
Net book amount	2,330,945	308,071	43,348	2,682,364

7. Intangible assets *(Continued)*

	Company			
	Goodwill	Mining rights	Computer software and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2006				
Cost	406,686	433,051	—	839,737
Accumulated amortization	—	(118,258)	—	(118,258)
Net book amount	406,686	314,793	—	721,479
Year ended December 31, 2006				
Opening net book amount	406,686	314,793	—	721,479
Additions	—	22,704	6,680	29,384
Reclassification	—	(10,514)	—	(10,514)
Amortization	—	(23,759)	(445)	(24,204)
Closing net book amount	406,686	303,224	6,235	716,145
As of December 31, 2006				
Cost	406,686	444,423	6,680	857,789
Accumulated amortization	—	(141,199)	(445)	(141,644)
Net book amount	406,686	303,224	6,235	716,145
Year ended December 31, 2007				
Opening net book amount	406,686	303,224	6,235	716,145
Transfer from a subsidiary to a branch	1,924,259	—	—	1,924,259
Additions	—	29,547	35,578	65,125
Amortization	—	(24,700)	(4,105)	(28,805)
Closing net book amount	2,330,945	308,071	37,708	2,676,724
As of December 31, 2007				
Cost	2,330,945	405,510	41,101	2,777,556
Accumulated amortization	—	(97,439)	(3,393)	(100,832)
Net book amount	2,330,945	308,071	37,708	2,676,724

7. Intangible assets *(Continued)*

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to geographical business segments. A segment level summary of the goodwill allocation is presented below:

	Group and the Company	
Business segment	**2007** ***RMB'000***	2006 *RMB'000*
Alumina	**189,419**	189,419
Primary aluminum	**2,141,526**	217,267
	2,330,945	406,686

	Group and the Company	
Entity	**2007** ***RMB'000***	2006 *RMB'000*
Guangxi Branch	**189,419**	189,419
Qinghai Branch	**217,267**	217,267
Lanzhou Branch *(Note 5)*	**1,924,259**	—
	2,330,945	406,686

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. The growth rate does not exceed the long-term average growth rate for the business in which the CGUs operate.

7. Intangible assets (Continued)

Impairment tests for goodwill (Continued)

Pre-tax discount rates and growth rates used for value-in-use calculations:

	Discount rate	Growth rate
Guangxi Branch	13%	2%
Qinghai Branch	13%	2%
Lanzhou Branch	13%	2%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used are pre-tax and reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may or may not cause the carrying amounts of individual CGUs to exceed their recoverable amounts.

Based on the assessments, no goodwill was impaired.

8. Property, plant and equipment

	Group					
	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Construction-in-progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2006						
Cost, as previously reported	16,511,850	35,765,040	1,357,423	279,679	6,467,021	60,381,013
Acquisition of Baotou Aluminum	1,062,452	1,901,732	46,888	76,379	58,854	3,146,305
Cost, as restated	17,574,302	37,666,772	1,404,311	356,058	6,525,875	63,527,318
Accumulated depreciation and impairment, as previously reported	(5,161,220)	(14,595,571)	(772,854)	(145,336)	(16,876)	(20,691,857)
Acquisition of Baotou Aluminum	(239,293)	(482,185)	(18,090)	(15,476)	—	(755,044)
Accumulated depreciation and impairment, as restated	(5,400,513)	(15,077,756)	(790,944)	(160,812)	(16,876)	(21,446,901)
Net book amount	12,173,789	22,589,016	613,367	195,246	6,508,999	42,080,417
Year ended December 31, 2006						
Opening net book amount	12,173,789	22,589,016	613,367	195,246	6,508,999	42,080,417
Acquisition of subsidiaries *(Note 5)*	1,241,998	2,714,206	26,632	17,984	113	4,000,933
Additions	45,469	120,518	46,690	36,503	8,553,047	8,802,227
Transfers/Reclassification	1,624,055	8,343,222	545,003	109,439	(10,621,719)	—
Depreciation	(670,506)	(2,836,032)	(126,743)	(47,629)	—	(3,680,910)
Impairment loss *(Note 27)*	(2,281)	(14,395)	—	(248)	—	(16,924)
Disposals	(29,258)	(119,194)	(12,926)	(889)	—	(162,267)
Closing net book amount	14,383,266	30,797,341	1,092,023	310,406	4,440,440	51,023,476

8. Property, plant and equipment (Continued)

	Group					
	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Construction-in-progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of December 31, 2006						
Cost, as previously reported	19,085,794	47,903,394	2,061,490	401,977	4,428,921	73,881,576
Acquisition of Baotou Aluminum	1,130,736	2,114,170	60,023	77,931	28,395	3,411,255
Cost, as restated	20,216,530	50,017,564	2,121,513	479,908	4,457,316	77,292,831
Accumulated depreciation and impairment, as previously reported	(5,551,848)	(18,606,079)	(1,008,175)	(145,509)	(16,876)	(25,328,487)
Acquisition of Baotou Aluminum	(281,416)	(614,144)	(21,315)	(23,993)	—	(940,868)
Accumulated depreciation and impairment, as restated	(5,833,264)	(19,220,223)	(1,029,490)	(169,502)	(16,876)	(26,269,355)
Net book amount	14,383,266	30,797,341	1,092,023	310,406	4,440,440	51,023,476
Year ended December 31, 2007						
Opening net book amount	14,383,266	30,797,341	1,092,023	310,406	4,440,440	51,023,476
Acquisition of a subsidiary *(Note 5)*	718,659	1,130,745	115,170	49	3,775,334	5,739,957
Additions	27,344	83,934	74,856	11,197	10,091,094	10,288,425
Transfers/Reclassification	2,264,496	3,611,585	625,346	117,552	(6,618,979)	—
Depreciation	(755,624)	(3,447,136)	(187,660)	(76,026)	—	(4,466,446)
Impairment loss *(Note 27)*	(63)	(9,740)	(32)	(46)	(3,368)	(13,249)
Disposals	(106,105)	(183,051)	(4,117)	(658)	—	(293,931)
Closing net book amount	16,531,973	31,983,678	1,715,586	362,474	11,684,521	62,278,232
As December 31, 2007						
Cost	23,227,463	54,553,388	2,992,450	612,950	11,704,765	93,091,016
Accumulated depreciation and impairment	(6,695,490)	(22,569,710)	(1,276,864)	(250,476)	(20,244)	(30,812,784)
Net book amount	16,531,973	31,983,678	1,715,586	362,474	11,684,521	62,278,232

8. Property, plant and equipment (Continued)

	Company					
	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Construction-in-progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2006						
Cost	14,314,626	29,833,617	1,304,227	259,421	5,525,168	51,237,059
Accumulated depreciation and impairment	(4,868,810)	(13,490,689)	(758,204)	(137,340)	(16,876)	(19,271,919)
Net book amount	9,445,816	16,342,928	546,023	122,081	5,508,292	31,965,140
Year ended December 31, 2006						
Opening net book amount	9,445,816	16,342,928	546,023	122,081	5,508,292	31,965,140
Additions	18,661	55,506	21,387	25,657	4,931,116	5,052,327
Transfers/Reclassification	515,652	5,594,180	509,555	105,483	(6,724,870)	—
Depreciation	(471,758)	(2,038,758)	(113,620)	(35,966)	—	(2,660,102)
Impairment loss	(2,281)	(14,279)	—	(248)	—	(16,808)
Disposals	(7,363)	(62,701)	(11,070)	(385)	—	(81,519)
Closing net book amount	9,498,727	19,876,876	952,275	216,622	3,714,538	34,259,038
As of December 31, 2006						
Cost	14,200,886	35,688,431	1,913,039	347,176	3,731,414	55,880,946
Accumulated depreciation and impairment	(4,702,159)	(15,811,555)	(960,764)	(130,554)	(16,876)	(21,621,908)
Net book amount	9,498,727	19,876,876	952,275	216,622	3,714,538	34,259,038

8. Property, plant and equipment (Continued)

	Company					
	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Construction-in-progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2007						
Opening net book amount	9,498,727	19,876,876	952,275	216,622	3,714,538	34,259,038
Additions	4,536	74,803	50,151	8,848	7,353,083	7,491,421
Transfers/Reclassification	1,612,055	2,630,368	536,523	110,801	(4,889,747)	—
Transfers from subsidiaries to branches *(Notes 10 and 11(b))*	1,966,171	3,807,056	186,488	2,386	1,334,641	7,296,742
Depreciation	(523,120)	(2,418,857)	(163,175)	(55,843)	—	(3,160,995)
Impairment loss	—	—	—	—	(3,368)	(3,368)
Disposals	(59,536)	(141,901)	(1,424)	(348)	—	(203,209)
Closing net book amount	12,498,833	23,828,345	1,560,838	282,466	7,509,147	45,679,629
As of December 31, 2007						
Cost	18,363,831	43,530,611	2,763,587	479,763	7,529,391	72,667,183
Accumulated depreciation and impairment	(5,864,998)	(19,702,266)	(1,202,749)	(197,297)	(20,244)	(26,987,554)
Net book amount	12,498,833	23,828,345	1,560,838	282,466	7,509,147	45,679,629

Note:

Depreciation expenses of RMB314 million (2006: RMB200 million) had been capitalized in inventories, RMB3,952 million (2006: RMB3,363 million) charged to cost of goods sold, RMB4 million (2006: RMB4 million) charged to selling and distribution expenses and RMB196 million (2006: RMB114 million) charged to general and administrative expenses.

Interest expense of RMB358 million (2006: RMB194 million) arising on borrowings for the construction of property, plant and equipment during the year were capitalized and are included in 'Additions' in property, plant and equipment. A capitalization rate of approximately 5.82% (2006: 5.15%) per annum was used, representing the interest rate of the loans used to finance the projects.

During 2007, impairment loss of RMB113 million (2006: RMB35 million) was reversed following the disposals of related property, plant and equipment.

9. Land use rights

Details of land use rights are as follow:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Outside Hong Kong, held on:				
Leases less than 10 years	**42,036**	66,323	**42,036**	66,323
Leases between 10 to 50 years	**1,065,285**	691,790	**198,902**	—
Leases over 50 years	**184**	187	**184**	187
	1,107,505	758,300	**241,122**	66,510

The increase in 2007 is mainly due to acquisition of Lanzhou Aluminum and additions in a subsidiary which is under construction.

10. Investments in subsidiaries

	Company	
	2007	2006
	RMB'000	*RMB'000*
Investments, at cost:		
Listed securities in the PRC *(Note)*	—	965,196
Unlisted securities	**7,099,198**	3,260,039
	7,099,198	4,225,235
Market value of listed securities *(Note)*	**N/A**	10,843,200

Note:

In 2006, the listed securities in the PRC represented shares in Shandong Aluminum. On April 24, 2007, the Company acquired the remaining 28.57% of the share capital of Shandong Aluminum. Upon the effective of this acquisition, Shandong Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007 (Note 6). As of September 30, 2007, the Company transformed this subsidiary to a branch.

(Amounts expressed in RMB unless otherwise stated)

10. Investments in subsidiaries *(Continued)*

The following is a list of the principal subsidiaries:

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Equity interest held 2007	Equity interest held 2006	Principal activities
Shanxi Longmen Aluminum Co., Ltd. (山西龍門鋁業有限公司)	PRC	Company with limited liability	RMB35,978,000	**55%**	55%	Manufacture and distribution of primary aluminum
The Institute of Shandong Qiyun Colored Metallurgy Engineering Co., Ltd. (山東齊韻有色冶金工程設計院有限公司)	PRC	Company with limited liability	RMB9,900,000	**100%**	100%	Design of production process and provision of technical consulting services
Zibo Wancheng Industrial Trading Co., Ltd. (淄博萬成工貿有限公司)	PRC	Company with limited liability	RMB13,830,000	**100%**	100%	Provision of repairs and maintenance services for electrical plant and machinery
Zhengzhou Hicer Hitech Ceramics Co., Ltd. (鄭州海賽高科技陶瓷有限責任公司)	PRC	Company with limited liability	RMB5,000,000	**80%**	80%	Manufacture and distribution of ceramic products
China Aluminum International Trading Corp., Ltd. (中鋁國際貿易有限公司)	PRC	Company with limited liability	RMB200,000,000	**90.5%**	90.5%	Import and export activities
Shandong Aluminum Electronic Technology Co., Ltd. (山東山鋁電子技術有限公司)	PRC	Company with limited liability	RMB20,000,000	**75%** *(Note (a))*	53.57%*	Manufacture and distribution of electronic products
Henan Huahui Colored Engineering & Design Co., Ltd (河南華慧有色工程設計有限公司)	PRC	*(Note (b))*	RMB5,000,000	**100%**	100%	Design provision of technical consulting services
Shanxi Huaze Aluminum and Electicity Co., Ltd. (山西華澤鋁電有限公司)	PRC	Company with limited liability	RMB1,500,000,000	**60%**	60%	Manufacture and trading of primary aluminum products and the generation of electricity
Chalco Hong Kong Ltd. (中國鋁業香港有限公司)	Hong Kong	Company with limited liability	HKD7,000,000	**100%**	100%	Overseas investment and alumina import and export activities
Chalco Foshan Trading Co., Ltd. (中鋁佛山貿易有限公司)	PRC	Company with limited liability	RMB10,000,000	**89.60%***	89.60%*	Trading of alumina and primary aluminum products
Chalco Chongqing Trading Co., Ltd. (中鋁重慶銷售有限公司)	PRC	Company with limited liability	RMB3,000,000	**90.05%***	90.05%*	Trading of alumina and primary aluminum products
China Aluminum International Shipping and Forwarding (Beijing) Corp., Ltd. (中鋁國貿(北京)貨運有限公司)	PRC	Company with limited liability	RMB6,000,000	**88.69%***	88.69%*	Provision of transportation services

(Amounts expressed in RMB unless otherwise stated)

10. Investments in subsidiaries *(Continued)*

The following is a list of the principal subsidiaries *(Continued)*:

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Equity interest held 2007	Equity interest held 2006	Principal activities
Chalco Kailin Aluminum of Shanghai Co., Ltd. (上海中鋁凱林鋁業有限公司)	PRC	Company with limited liability	RMB3,000,000	**89.60%***	89.60%*	Trading of colored metallurgy materials and beauxite
Chalco Western Qinghai Int'l Trading Co., Ltd. (中鋁青海西部國際貿易有限公司)	PRC	Company with limited liability	RMB15,000,000	**81.45%***	81.45%*	Import and export activities
China Aluminum Qinghai International Trading Corp., Ltd. (中鋁青海國際貿易有限公司)	PRC	Company with limited liability	RMB6,000,000	**N/A** *(Note (c))*	81.45%*	Import and export activities
Shanxi Huatai Carbon Co., Ltd. (山西華泰炭素有限責任公司)	PRC	Company with limited liability	RMB42,000,000	**98.34%****	98.34%**	Production and distribution of carbon related products
Chalco Shandong International Trading Co. Ltd. (中鋁山東國際貿易有限公司)	PRC	Company with limited liability	RMB10,000,000	**81.90%***	81.90%*	Import and export activities
Chalco Henan International Trading Co. Ltd. (中鋁河南國際貿易有限公司)	PRC	Company with limited liability	RMB3,000,000	**81.90%***	81.90%*	Import and export activities
Fushun Aluminum	PRC	Company with limited liability	RMB500,000,000	**100%**	100%	Production and trading of primary aluminum products
Zunyi Aluminum	PRC	Company with limited liability	RMB260,000,000	**61.29%**	61.29%	Production and trading of primary aluminum products
Huayu Aluminum	PRC	Company with limited liability	RMB899,500,000	**55%**	55%	Production and trading of primary aluminum products
Hualu Aluminum	PRC	Company with limited liability	RMB529,236,439	**51%**	51%	Production and trading of primary aluminum products
Shanxi Huasheng Aluminum Co., Ltd. (山西華聖鋁業有限責任公司)	PRC	Company with limited liability	RMB1,000,000,000	**51%**	51%	Production of primary aluminum, aluminum alloy, carbon-related products and power generation
Chalco Zunyi Alumina Co., Ltd. (中國鋁業遵義氧化鋁有限公司)	PRC	Company with limited liability	RMB1,400,000,000 *(Note (d))*	**67%**	67%	Production and trading of alumina products
Shenyang China Aluminum Trading Co., Ltd. (瀋陽中鋁貿易有限公司)	PRC	Company with limited liability	RMB10,000,000	**90.5%*** *(Note (g))*	N/A	Sales of nonferrous metals and other products
Lanzhou Aluminum Construction & Installation Co., Ltd. (蘭州鋁業建築安裝有限公司)	PRC	Company with limited liability	RMB1,500,000	**93.33%** *(Note (h))*	N/A	Provision of construction services

(Amounts expressed in RMB unless otherwise stated)

10. Investments in subsidiaries *(Continued)*

The following is a list of the principal subsidiaries *(Continued)*:

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Equity interest held 2007	Equity interest held 2006	Principal activities
Lanzhou Aluminum Hewan Power Generation Co., Ltd. (蘭州鋁業河灣發電有限公司)	PRC	Company with limited liability	RMB816,330,000	**100%** *(Note (h))*	N/A	Under construction
Baotou Aluminum Co., Ltd. (包頭鋁業股份有限公司)	PRC	Company with limited liability	RMB431,000,000	**100%**	44.698% *(Note (e))*	Production and trading of primary aluminum, alloy and carbon products
Wuxi Xinbao Aluminum Co., Ltd. (無錫新包鋁業有限公司)	PRC	Company with limited liability	RMB2,000,000	**90%**	40.23% *(Note (e))*	Sales of metal material and carbon products
China Aluminum Mining Co., Ltd. (中鋁礦業有限公司)	PRC	Company with limited liability	RMB300,000,000	**100%** *(Note (g))*	N/A	Production and trading of beauxite
China Aluminum Taiyue Mining Co., Ltd. (中鋁太嶽礦業有限公司)	PRC	Company with limited liability	RMB60,000,000 *(Note (f))*	**51%** *(Note (g))*	N/A	Production and trading of beauxite
China Aluminum Nanhai Alloy Co., Ltd. (中鋁南海合金有限公司)	PRC	Company with limited liability	RMB100,000,000	**100%** *(Note (g))*	N/A	Production and trading of alloy
Chalco Singapore Pte Ltd. (中國鋁業新加坡有限公司)	The Republic of Singapore	Company with limited liability	Singapore Dollar1	**100%*** *(Note (g))*	N/A	Investment holding
Chalco Australia Holdings Pty Ltd. (中國鋁業澳大利亞控股有限公司)	The Commonwealth of Australia ("Australia")	Company with limited liability	AUD1	**100%*** *(Note (g))*	N/A	Investment holding
Chalco Australia Pty Ltd. (中國鋁業澳大利亞有限公司)	Australia	Company with limited liability	AUD2	**100%*** *(Note (g))*	N/A	Production and trading of alumina products
Aurukun Alumina Refinery Pty Ltd. (奧魯昆氧化鋁有限公司)	Australia	Company with limited liability	AUD1	**100%*** *(Note (g))*	N/A	Exploration of beauxite
Baiyin Ruiyuan Metal Co., Ltd. (白銀瑞源金屬有限公司)	PRC	Company with limited liability	RMB4,800,000	**48.87%***	48.87%*	Production and trading of light alloy products

* The equity interests were indirectly held by the Company.

** Part of the equity interests was directly held by the Company and part of that was indirectly held by the Company.

(Amounts expressed in RMB unless otherwise stated)

10. Investments in subsidiaries *(Continued)*

The following is a list of the principal subsidiaries *(Continued)*:

Notes:

(a) Upon the acquisition of Shandong Aluminum, parent company of this subsidiary, in April 2007 and became a branch as of September 2007, this subsidiary became directly owned by the Company.

(b) The legal status of the subsidiary had been changed from "state-owned enterprise" to limited company in 2007. The Chinese name of the subsidiary was also changed to Henan Huahui Colored Engineering & Design Co., Ltd. (河南華慧有色工程設計有限公司) from Research & Design Institute of China Great Wall Aluminum Corporation (中國長城鋁業公司設計院). Its registered and fully paid capital was increased from RMB2,000,000 to RMB5,000,000 through the injection of net assets by the Company.

(c) During 2007, China Aluminum Qinghai International Trading Corp., Ltd. was deregistered and was liquidated.

(d) The paid-in-capital of the subsidiary is RMB480 million as of December 31, 2007 (2006: RMB280 million).

(e) Such controlling percentages represented the effective ownership by Chinalco applied to the consolidated financial statements of the Group under the principle of merger accounting.

(f) The paid-in-capital of the subsidiary is RMB20.60 million as of December 31, 2007.

(g) These entities are established in 2007.

(h) The additions of these entities is due to the acquisition of Lanzhou Aluminum (Note 11(b)(i)).

The English names of the above subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

11. Interests/Investments in jointly controlled entities/associates

(a) Interests/Investments in jointly controlled entities

Movements in interests/investments in jointly controlled entities are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**575,794**	184,399	**590,633**	187,819
Additions	**63,883**	402,814	**63,883**	402,814
Share of losses	**(3,381)**	(11,419)	**—**	—
End of the year	**636,296**	575,794	**654,516**	590,633

Jointly controlled entities of the Group, all of which are unlisted, are as follows:

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Equity interest held 2007	Equity interest held 2006	Principal activities
Shanxi Jinxin Aluminum Co., Ltd. (山西晉信鋁業有限公司)	PRC	Company with limited liability	RMB20,000,000	**50%**	50%	Production and distribution of primary aluminum
Guangxi Huayin Aluminum Co. Ltd. (廣西華銀鋁業有限公司)	PRC	Company with limited liability	RMB1,735,650,000	**33%**	33%	Production and distribution of alumina

All the equity interests were directly held by the Company.

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

11. Interests/Investments in jointly controlled entities/associates *(Continued)*

(a) Interests/Investments in jointly controlled entities *(Continued)*

The Group's share of interests in its jointly controlled entities is as follows:

	2007 *RMB'000*	2006 *RMB'000*
Assets:		
Non-current assets	**1,796,704**	607,188
Current assets	**604,335**	615,473
	2,401,039	1,222,661
Liabilities:		
Non-current liabilities	**17,618**	639,506
Current liabilities	**1,747,125**	7,361
	1,764,743	646,867
Net assets	**636,296**	575,794
Income	**23,922**	14,644
Expenses	**(27,303)**	(26,063)
Loss after income tax	**3,381**	11,419
Proportionate interests in jointly controlled entities' capital commitments	**907,802**	1,612,295

There are no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

11. Interests/Investments in jointly controlled entities/associates (Continued)

(b) Interests/Investments in associates

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted securities	**75,600**	75,600	**75,600**	75,600
Listed securities in the PRC (*Notes (i) and (ii)*)	**247,454**	1,015,892	**247,454**	1,015,892
Share of post acquisition/ establishment of net assets	**230,866**	182,215	**—**	—
	553,920	1,273,707	**323,054**	1,091,492
Market value of listed securities	**6,242,625**	3,130,111	**6,242,625**	3,130,111

11. Interests/Investments in jointly controlled entities/associates *(Continued)*

(b) Interests/Investments in associates *(Continued)*

Movements in interests/investments in associates are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**1,273,707**	886,820	**1,091,492**	844,038
Additions *(Note (ii))*	**—**	305,382	**—**	247,454
Transfer from an associate to a subsidiary *(Note (i))*	**(933,755)**	—	**(768,438)**	—
Share of profits	**241,945**	105,177	**—**	—
Share of equity	**168**	—	**—**	—
Dividends	**(27,850)**	(23,672)	**—**	—
Disposal of an associate	**(295)**	—	**—**	—
End of the year	**553,920**	1,273,707	**323,054**	1,091,492

Notes:

(i) On April 24, 2007, the Company acquired 72% of the share capital of Lanzhou Aluminum. Upon the effective date of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007 (Note 5). As of July 1, 2007, Lanzhou Aluminum was restructured into Lanzhou Branch, Xibeilv Branch, Hewan Power and Lanzhou Aluminum Construction & Installation Co., Ltd.. The latter two entities represent subsidiaries of the Company.

(ii) Listed securities represent investments in Jiaozuo Wanfang Aluminum Manufacturing Company Ltd. (焦作萬方鋁業股份有限公司) ("Jiaozuo Wanfang"), a company with its A shares listed on the SSE in the PRC.

11. Interests/Investments in jointly controlled entities/associates (Continued)

(b) Interests/Investments in associates (Continued)

Associates of the Group are as follows:

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Equity interest held 2007	2006	Principal activities
Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. (焦作煤業集團新鄉(趙固)能源有限責任公司)	PRC	Company with limited liability	RMB252,000,000	**30%**	30%	Coal production
Jiaozuo Wanfang	PRC	Company with limited liability	RMB480,176,083	**29%**	29%	Trading and production of primary aluminum products
Lanzhou Aluminum	PRC	Company with limited liability	RMB542,326,578	**N/A** *(Note (i))*	28%	Trading and production of primary aluminum and aluminum-fabricated products
Baolv Group Jinshi Silicon Company Limited (包鋁集團金石矽業有限責任公司)	PRC	Company with limited liability	RMB5,000,000	**N/A**	21%*	Refinary and production of silicon

* The equity interest was indirectly held by the Group. This associate was disposed by the Group in 2007.

The Group's shares of interests in its associates are as follows:

	2007 RMB'000	2006 RMB'000
Assets	**1,282,265**	2,997,120
Liabilities	**728,345**	1,723,413
Revenue	**1,815,736**	1,263,058
Profit	**241,945**	105,177

The English names of certain associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

17. Available-for-sale financial assets

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**18,182**	10,200	**—**	—
Acquisitions of subsidiaries	**5,000**	7,982	**—**	—
Additions	**2,500**	—	**2,000**	—
Transfer from a subsidiary to a branch	**—**	—	**5,000**	—
Disposals	**(56)**	—	**—**	—
Revaluation gains	**14,487**	—	**—**	—
End of the year	**40,113**	18,182	**7,000**	—

Available-for-sale financial assets are investments in shares of a fellow subsidiary and other equity investments denominated in RMB. The revaluation surplus represents the investment in China Pacific Insurance (Group) Co., Ltd., a company listed on the SSE in the current year. The related investment is stated at quoted market price as of December 31, 2007.

All the other available-for-sale financial assets (2006: all available-for-sale financial assets) are unquoted equity securities in which no quoted market prices are available in the PRC. They are stated at cost as a reasonable estimate of their fair value could not be made without incurring excessive costs and they are not material to the Group's consolidated financial statements.

13. Inventories

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**4,945,446**	3,561,999	**4,475,127**	2,557,936
Work in progress	**3,675,569**	3,001,905	**2,761,466**	1,993,482
Finished goods	**4,217,657**	2,824,416	**1,886,248**	1,093,844
Production supplies	**705,178**	627,971	**593,592**	532,587
	13,543,850	10,016,291	**9,716,433**	6,177,849
Less: provision for inventory obsolescence	**(69,710)**	(70,488)	**(61,524)**	(66,385)
	13,474,140	9,945,803	**9,654,909**	6,111,464

16. Accounts receivable, net

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	**744,533**	747,491	**704,129**	329,619
Less: provision for impairment	**(265,488)**	(282,817)	**(263,690)**	(231,328)
	479,045	464,674	**440,439**	98,291
Trade receivables from related parties	**249,172**	238,988	**837,595**	879,353
Less: provision for impairment	**(156,425)**	(156,121)	**(156,425)**	(156,121)
	92,747	82,867	**681,170**	723,232
	571,792	547,541	**1,121,609**	821,523
Notes receivable	**2,403,876**	1,734,707	**1,539,935**	847,714
	2,975,668	2,282,248	**2,661,544**	1,669,237

14. Accounts receivable, net *(Continued)*

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. The terms of some of the entities within Chinaclo were receivables on demand. As of December 31, 2007, the ageing analysis of trade receivables and notes receivable, is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**2,923,445**	2,257,643	**2,527,641**	1,644,664
Between 1 and 2 years	**27,750**	10,629	**35,379**	8,618
Between 2 and 3 years	**7,972**	15,937	**9,755**	15,101
Over 3 years	**438,414**	436,977	**508,884**	388,303
	3,397,581	2,721,186	**3,081,659**	2,056,686

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the counterparty's default history. There is no history of default of these customers.

16. Accounts receivable, net *(Continued)*

Accounts receivable that are generally less than one year past due are not considered impaired. As of December 31, 2007, accounts receivable of RMB42 million (2006: RMB49 million) of the Group and RMB39 million (2006: RMB30 million) of the Company were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these accounts receivable is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**29,450**	33,024	**28,771**	19,379
Between 1 and 2 years	**3,150**	8,879	**3,102**	6,871
Between 2 and 3 years	**3,879**	3,969	**3,704**	3,616
Over 3 years	**5,977**	3,109	**3,546**	520
	42,456	48,981	**39,123**	30,386

As of December 31, 2007, accounts receivable of RMB422 million (2006: RMB439 million) of the Group and RMB420 million (2006: RMB391 million) of the Company were substantially impaired and provided for. The individually impaired receivables mainly relate to customers, which are in unexpectedly difficult economic situations. It was assessed that a small portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Between 2 and 3 years	**1,597**	5,880	**1,584**	5,466
Over 3 years	**420,820**	433,462	**418,857**	385,063
	422,417	439,342	**420,441**	390,529

14. Accounts receivable, net *(Continued)*

Movements on the provision for impairment of accounts receivable are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1	**438,938**	457,789	**387,449**	402,295
Provision for impairment	**9,454**	5,357	**3,310**	1,517
Transfers from a subsidiary to a branch	**—**	—	**42,122**	—
Receivables written off during the year as uncollectible	**(12,269)**	(15,963)	**(9,564)**	(8,702)
Unused amounts reversed	**(14,210)**	(2,147)	**(3,202)**	(1,563)
Reclassfication to other current assets	**—**	(6,098)	**—**	(6,098)
As of December 31	**421,913**	438,938	**420,115**	387,449

The creation and release of provision for impaired receivables have been included in 'general and administrative expenses' in the income statement (Note 27). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

15. Other current assets

	Group		Company	
	2007 RMB'000	2006 RMB'000	**2007 RMB'000**	2006 RMB'000
Prepayments to third parties	**1,411,068**	1,290,695	**353,388**	297,020
Prepayments to related parties	**50,317**	15,241	**83,090**	32,735
Total prepayments	**1,461,385**	1,305,936	**436,478**	329,755
Advances and deposits	**209,381**	162,959	**82,042**	43,480
Value-added tax recoverables	**173,711**	107,454	**32,079**	41,761
Interest receivables	**—**	28,267	**—**	28,153
Dividends receivable	**—**	23,673	**4,656**	28,040
Receivables from sales of materials	**82,578**	72,692	**82,578**	68,256
Receivables from sales of water and electricity	**30,802**	16,331	**22,749**	3,685
Receivables from sales of spare parts	**22,503**	40,357	**22,503**	40,357
Deposit for investment	**5,054**	13,826	**5,054**	13,826
Others	**84,193**	135,281	**50,030**	127,205
Receivables from related parties *(Note)*	**122,143**	260,756	**1,406,646**	1,061,145
	730,365	861,596	**1,708,337**	1,455,908
Less: provision for impairment	**(241,924)**	(255,766)	**(240,996)**	(253,647)
Total other receivables	**488,441**	605,830	**1,467,341**	1,202,261
Total other current assets	**1,949,826**	1,911,766	**1,903,819**	1,532,016

Note:

Included in Company level balances were certain entrusted loans to subsidiaries amounting to RMB270 million (2006: Nil) maturing within one year. The annual interest rates as of December 31, 2007 ranged from 5.51% to 6.56% (2006: Nil).

15. Other current assets *(Continued)*

As of December 31, 2007, the ageing analysis of other receivables is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**399,893**	396,600	**1,386,436**	1,036,249
Between 1 and 2 years	**18,439**	28,550	**29,629**	19,896
Between 2 and 3 years	**13,937**	18,241	**14,419**	10,619
Over 3 years	**298,096**	418,205	**277,853**	389,144
	730,365	861,596	**1,708,337**	1,455,908

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the counterparty's default history. There is no history of default with these receivables.

Other receivables that are generally less than one year past due are not considered impaired. As of December 31, 2007, other receivables of RMB78 million (2006: RMB220 million) of the Group and RMB74 million (2006: RMB198 million) of the Company were past due but not impaired. These were contracts bounded by repayment terms on demand. The ageing analysis of these other receivables is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**22,772**	39,878	**22,767**	39,506
Between 1 and 2 years	**15,321**	25,300	**15,321**	17,284
Between 2 and 3 years	**5,960**	5,441	**5,960**	3,121
Over 3 years	**33,552**	149,397	**30,293**	138,374
	77,605	220,016	**74,341**	198,285

15. Other current assets *(Continued)*

As of December 31, 2007, other receivables of RMB242 million (2006: RMB256 million) of the Group and RMB241 million (2006: RMB254 million) of the Company were impaired and provided for. The individually impaired receivables mainly relate to sales of materials and others, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Between 2 and 3 years	**3,724**	3,701	**3,146**	3,191
Over 3 years	**238,376**	252,281	**238,026**	250,770
	242,100	255,982	**241,172**	253,961

Movements on the provision for impairment of other receivables are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1	**255,766**	249,530	**253,647**	248,253
Provision for receivables impairment	**1,744**	9,642	**1,722**	7,061
Transfers from a subsidiary to a branch	**—**	—	**728**	—
Receivables written off during the year as uncollectible	**(12,926)**	(2,098)	**(12,926)**	(1,243)
Unused amounts reversed	**(2,660)**	(7,406)	**(2,175)**	(6,522)
Reclassification from accounts receivable	**—**	6,098	**—**	6,098
As of December 31	**241,924**	255,766	**240,996**	253,647

The creation and release of the provision for the impaired receivables have been included in 'general and administrative expenses' in the income statement (Note 27). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

16. Bank balances and cash

The breakdown of the bank balances and cash is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and cash equivalents *(Note (a))*	**7,706,842**	9,983,061	**5,121,705**	6,982,831
Short-term cash investment *(Note (b))*	**96,054**	3,000,000	**—**	3,000,000
Restricted cash *(Note (c))*	**11**	—	**—**	—
Total	**7,802,907**	12,983,061	**5,121,705**	9,982,831

(a) Cash and cash equivalents

Cash and cash equivalents of the Group and the Company were denominated in the following currencies:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB denominated	**7,493,693**	9,518,881	**5,118,042**	6,785,366
USD denominated	**41,074**	251,940	**—**	656
HKD denominated	**128,283**	9,461	**—**	—
Euro Dollar denominated	**32,406**	3,983	**—**	—
AUD denominated	**11,386**	196,809	**3,663**	196,809
Swiss Francs denominated	**—**	1,987	**—**	—
	7,706,842	9,983,061	**5,121,705**	6,982,831

16. Bank balances and cash *(Continued)*

(b) Short-term cash investment

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB denominated	—	3,000,000	—	3,000,000
AUD denominated	**96,054**	—	—	—
	96,054	3,000,000	—	3,000,000

The effective interest rate on time deposit is 7.01% (2006: ranged from 2.25% to 2.52%) per annum. This time deposit has a maturity of 365 days (2006: 183 days to 365 days).

(c) Restricted cash

A subsidiary of the Group has restricted cash amounting to RMB11,000 (2006: Nil).

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB denominated	**11**	—	—	—

(d) Non-cash transactions

During 2007, the principal non-cash transactions are the issuances of shares as consideration for the acquisitions disclosed in Notes 5 and 6. There was no material non-cash transaction for the year ended December 31, 2006.

17. Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Deferred tax assets:				
— Deferred tax asset to be recovered after more than 12 months	**252,860**	64,680	**167,401**	29,641
— Deferred tax asset to be recovered within 12 months	**147,793**	388,592	**106,469**	277,465
	400,653	453,272	**273,870**	307,106
Deferred tax liabilities:				
— Deferred tax liabilities to be settled after more than 12 months	**160,183**	147,144	**138,164**	147,144
— Deferred tax liabilities to be settled within 12 months	**12,277**	49,926	**8,980**	45,816
	172,460	197,070	**147,144**	192,960
	228,193	256,202	**126,726**	114,146

17. Deferred tax *(Continued)*

The gross movement on the deferred tax account is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**256,202**	243,892	**114,146**	130,681
Acquisition of subsidiaries *(Note 5)*	**15,477**	33,174	**—**	—
Transfers from subsidiaries to branches	**—**	—	**209,926**	—
Charged to equity	**(2,173)**	—	**—**	—
Charged to the income statement *(Note)*	**(41,313)**	(20,864)	**(197,346)**	(16,535)
End of the year	**228,193**	256,202	**126,726**	114,146

Note: The change in deferred tax charges was partially due to the release of Corporate Income Tax Law of the People's Republic of China (the "new CIT Law") (Note 28).

17. Deferred tax *(Continued)*

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred tax assets:

	Group						
	Provision for receivable and inventories	Impairment of property, plant and equipment	Accrued wages	Unrealized profit	Domestically manufactured equipment	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2006	55,066	43,152	242,259	10,087	—	70,319	420,883
Acquisition of subsidiaries *(Note 5)*	12,860	12,453	6,732	—	—	1,129	33,174
(Charged)/Credited to the income statement	(9,843)	(3,929)	26,651	21,614	—	(35,278)	(785)
As of December 31, 2006	58,083	51,676	275,642	31,701	—	36,170	453,272
Acquisition of a subsidiary *(Note 5)*	2,703	12,774	—	—	—	—	15,477
(Charged)/Credited to the income statement	(6,085)	(42,291)	(223,595)	(5,733)	206,651	2,957	(68,096)
As of December 31, 2007	54,701	22,159	52,047	25,968	206,651	39,127	400,653

17. Deferred tax *(Continued)*

Movement of deferred tax assets: *(Continued)*

	Company						
	Provision for receivable and inventories	Impairment of property, plant and equipment	Accrued wages	Unrealized profit	Domestically manufactured equipment	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2006	39,635	32,603	222,108	—	—	21,189	315,535
(Charged)/Credited to the income statement	(10,464)	(3,498)	10,922	—	—	(5,389)	(8,429)
As of December 31, 2006	29,171	29,105	233,030	—	—	15,800	307,106
Transfer from subsidiaries	16,416	22,329	—	15,515	159,776	—	214,036
(Charged)/Credited to the income statement	(3,298)	(31,745)	(204,171)	(5,471)	(14,340)	11,753	(247,272)
As of December 31, 2007	42,289	19,689	28,859	10,044	145,436	27,553	273,870

17. Deferred tax (Continued)

Movement of deferred tax liabilities:

	Group		
	Capitalization of borrowing costs	**Others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
As of January 1, 2006	176,991	—	176,991
Charged to the income statement	20,079	—	20,079
As of December 31, 2006	197,070	—	197,070
Charged to equity	—	2,173	2,173
(Credited)/Charged to the income statement	(49,926)	23,143	(26,783)
As of December 31, 2007	147,144	25,316	172,460

	Company		
	Capitalization of borrowing costs	**Others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
As of January 1, 2006	184,854	—	184,854
Charged to the income statement	8,106	—	8,106
As of December 31, 2006	192,960	—	192,960
Transfer from subsidiaries	4,110	—	4,110
Credited to the income statement	(49,926)	—	(49,926)
As of December 31, 2007	147,144	—	147,144

18. Accounts payable

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables	**3,290,725**	2,907,353	**2,576,029**	1,960,806
Trade payables to related parties	**224,190**	194,270	**216,835**	154,661
	3,514,915	3,101,623	**2,792,864**	2,115,467
Notes payable *(Note)*	**96,510**	128,010	**36,500**	—
	3,611,425	3,229,633	**2,829,364**	2,115,467

As of December 31, 2007, the ageing analysis of the trade payables and notes payable is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**3,526,458**	3,127,463	**2,756,047**	2,060,756
Between 1 and 2 years	**38,566**	49,295	**40,983**	25,137
Between 2 and 3 years	**18,105**	6,234	**13,188**	3,140
Over 3 years	**28,296**	46,641	**19,146**	26,434
	3,611,425	3,229,633	**2,829,364**	2,115,467

Note:

Notes payable are repayable within six months (2006: six months).

19. Provisions for other charges and liabilities

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Construction costs payable	**1,968,921**	1,791,717	**1,651,760**	1,237,345
Sales deposits from customers	**1,396,881**	1,616,508	**871,376**	690,877
Accrued payroll and bonus	**308,648**	1,118,159	**149,471**	903,900
Staff welfare payable	**52,306**	318,334	**40,290**	220,312
Accrued contributions to retirement schemes	**64,371**	21,866	**24,040**	16,049
Taxes other than income taxes payable *(Note)*	**240,460**	476,014	**189,386**	376,157
Consideration payable in respect of acquisition of business	**260,000**	400,000	**260,000**	400,000
Guarantees and deposits	**195,128**	171,279	**160,150**	141,161
Others	**424,880**	371,643	**293,169**	173,250
	4,911,595	6,285,520	**3,639,642**	4,159,051
Amounts due to related parties	**1,418,521**	869,749	**1,197,422**	683,849
	6,330,116	7,155,269	**4,837,064**	4,842,900

Note:

Taxes other than income taxes payable mainly comprise accruals for value-added tax, land use tax and city construction tax.

20. Issued capital and reserves

(a) Share capital

	Group and Company			
	2007		2006	
	Number of shares	**Share capital** *RMB'000*	Number of shares	Share capital *RMB'000*
As of January 1	**11,649,876,153**	**11,649,876**	11,049,876,153	11,049,876
Issuance of shares	**1,874,611,739**	**1,874,612**	600,000,000	600,000
As of December 31	**13,524,487,892**	**13,524,488**	11,649,876,153	11,649,876

As of December 31, 2007 and 2006, all issued shares are registered and fully paid, divided into 13,524,487,892 shares (2006: 11,649,876,153 shares) of RMB1.00 each, comprised 9,580,521,924 A shares and 3,943,965,968 H shares (2006: 7,705,910,185 domestic shares and 3,943,965,968 H shares).

On May 9, 2006, the Company entered into a placing agreement to place 600,000,000 new H shares, representing approximately 5.43% of the issued shares of the Company immediately before the placement, at a price at HKD7.25 per share (the "Placement"). Total proceeds from the Placement amounted to RMB4,502,492,000 and total issuance cost amounted to approximately RMB112,023,000.

On April 24, 2007, the Company issued 1,236,731,739 A shares, representing approximately 10.62% of the existing issued shares of the Company immediately before the issuance, to acquire 72% of the share capital of Lanzhou Aluminum and 28.57% of the share capital of Shandong Aluminum, respectively. These A shares were then listed on the SSE on April 30, 2007.

On December 28, 2007, the Company issued 637,880,000 A shares, representing approximately 4.95% of the existing issued shares of the Company immediately before the issuance, to acquire 100% of the share capital of Baotou Aluminum.

Of the newly issued A shares, 1,430,619,989 A shares are freely tradable while the remaining A shares can only be traded after lock-up periods.

20. Issued capital and reserves *(Continued)*

(b) Reserves

	Company				
	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Retained earnings	Total
	(Note (b)(i))	*(Note (b)(ii))*	*(Note (b)(iii))*		
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2006	6,218,756	1,814,176	1,814,176	10,269,655	20,116,763
Transfers	—	2,963,839	(1,814,176)	(1,149,663)	—
Issuance of new shares	3,902,492	—	—	—	3,902,492
Share issuance expense	(112,023)	—	—	—	(112,023)
Profit for the year	—	—	—	10,493,744	10,493,744
Dividends	—	—	—	(4,554,850)	(4,554,850)
As of December 31, 2006	10,009,225	4,778,015	—	15,058,886	29,846,126

As of December 31, 2006, all retained earnings were unappropriated.

20. Issued capital and reserves *(Continued)*

(b) Reserves *(Continued)*

			Company		
	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Retained earnings	Total
	(Note (b)(i))	*(Note (b)(ii))*	*(Note (b)(iii))*		
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2007	10,009,225	4,778,015	—	15,058,886	29,846,126
Issuance of new shares	8,752,122	—	—	—	8,752,122
Share issuance expense	(179,000)	—	—	—	(179,000)
Transfer from subsidiaries to branches	(3,058,271)	—	—	2,782,989	(275,282)
Profit for the year	—	—	—	7,899,171	7,899,171
Transfers	—	1,083,388	—	(1,083,388)	—
Dividends	—	—	—	(3,414,950)	(3,414,950)
Adjustment to surplus reserve *(Note (b)(ii))*	—	(142,319)	—	142,319	—
As of December 31, 2007	15,524,076	5,719,084	—	21,385,027	42,628,187
Retained earnings represented by:					
2007 final dividend proposed				716,798	
Unappropriated retained earnings				20,668,229	
Retained earnings as of December 31, 2007				21,385,027	

20. Issued capital and reserves (Continued)

(b) Reserves (Continued)

(i) Capital reserve

	Group		Company	
	2007 RMB'000	2006 RMB'000	2007 RMB'000	2006 RMB'000
Capital reserve represents:				
Premium on issuance of shares upon group reorganization	**2,403,804**	2,403,804	**2,403,804**	2,403,804
Premium on subsequent issuance of shares to the public	**12,324,800**	7,294,597	**12,809,448**	7,294,597
Gain on waiver of interest	**171,964**	171,964	**171,964**	171,964
Merger reserve *(Note 5)*	**—**	512,255	**—**	—
Others	**139,028**	138,860	**138,860**	138,860
	15,039,596	10,521,480	**15,524,076**	10,009,225

The capital reserve can only be used to increase share capital. The merger reserve arises from the acquisition of Baotou Aluminum before the legal issuance of shares (Note 5).

Others primarily represent contributions from Chinalco in respect of subsidies contributed by the Ministry of Finance of the PRC to Chinalco to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco in the Group, and therefore can only be used to increase Chinalco's shares in the Company in the event that there are new issuance of shares of the Group in the future.

(Amounts expressed in RMB unless otherwise stated)

20. Issued capital and reserves *(Continued)*

(b) Reserves *(Continued)*

(ii) Statutory surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of its profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. This reserve can be used to reduce any losses incurred and to increase share capital. Statutory surplus reserve balance should not fall below 25% of the registered capital after the placing.

The Group adopted the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of PRC on February 15, 2006 (the "new PRC GAAP") since January 1, 2007. According to the relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings in previous years upon first-time adoption. While the new PRC GAAP no longer permits the Group's share of surplus reserves of subsidiaries to be presented on a consolidated basis, an additional adjustment on the transfer is made in the current year.

(iii) Statutory public welfare fund and discretionary surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of its profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once any capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

Prior to January 1, 2006, the Board of Directors determined on an annual basis the percentage of its profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. Starting from January 1, 2006, the Company is prohibited from providing further appropriation out of net profit to the statutory public welfare fund pursuant to revised Company Law. The balance of the statutory public welfare fund as of January 1, 2006 was converted into the statutory surplus reserve fund.

21. Borrowings

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Non-current:				
Long-term loans *(Note (a))*	**12,139,260**	8,806,479	**5,294,354**	3,210,936
Long-term bonds *(Note (b))*	**2,029,183**	—	**2,029,183**	—
	14,168,443	8,806,479	**7,323,537**	3,210,936
Current:				
Long-term loans *(Note (a))*	**2,194,022**	2,875,963	**1,549,938**	2,229,218
Short-term loans *(Note (c))*	**3,114,640**	3,647,040	**—**	—
Short-term bonds *(Note (d))*	**3,051,471**	4,985,111	**3,051,471**	4,985,111
	8,360,133	11,508,114	**4,601,409**	7,214,329
Total	**22,528,576**	20,314,593	**11,924,946**	10,425,265
Estimated fair value of long-term loans *(Note (a))*	**14,325,415**	11,681,944	**6,844,292**	5,438,315
Estimated fair value of long-term bonds *(Note (b))*	**1,842,550**	N/A	**1,842,550**	N/A

21. Borrowings *(Continued)*

(a) Long-term loans

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Non-current:				
Long-term loans-unsecured	**11,781,754**	7,401,335	**5,294,354**	3,210,936
Long-term loans-secured	**357,506**	1,405,144	**—**	—
	12,139,260	8,806,479	**5,294,354**	3,210,936
Current:				
Long-term loans-unsecured	**2,045,938**	2,578,819	**1,549,938**	2,229,218
Long-term loans-secured	**148,084**	297,144	**—**	—
	2,194,022	2,875,963	**1,549,938**	2,229,218
Total	**14,333,282**	11,682,442	**6,844,292**	5,440,154

As of December 31, 2007, long-term loans of the Group and the Company amounted to RMB47 million (2006: RMB60 million) and Nil (2006: RMB9 million) were subject to annual fixed interest rate from 0.3% to 2.3% (2006: 0.3%). The remaining long-term loans are subject to floating interest rate.

As of December 31, 2007 and 2006, long-term loans of the Group amounted to RMB506 million and RMB1,702 million were secured by certain property, plant and equipment and land use rights (See Note 35).

21. Borrowings *(Continued)*

(a) Long-term loans *(Continued)*

Certain long-term loans were guaranteed as follows:

	Group		Company	
Guaranteed by	**2007** *RMB'000*	2006 *RMB'000*	**2007** *RMB'000*	2006 *RMB'000*
Chinalco	**300,000**	502,994	**300,000**	502,994
Shanxi Zhangze Electric Company Ltd. *(Note (i))*	**780,000**	780,000	—	—
Lanzhou Aluminum Factory (蘭州鋁廠) *(Note (ii))*	**1,399,292**	—	**1,399,292**	—
Baotou Aluminum (Group) Company Limited ("Baotou Group") *(Note (iii))*	**250,000**	300,000	—	—
	2,729,292	1,582,994	**1,699,292**	502,994

Notes:

(i) Shanxi Zhangze Electric Company Ltd. is a minority shareholder of Shanxi Huaze Aluminum and Power Company Ltd., a subsidiary of the Company.

(ii) Lanzhou Aluminum Factory is one of the shareholders of the Company.

(iii) Baotou Group is one of the shareholders of the Company.

Financial guarantees

	Company	
	2007 *RMB'000*	2006 *RMB'000*
Financial guarantees granted to subsidiaries	**2,087,000**	1,170,000

21. Borrowings *(Continued)*

(a) Long-term loans *(Continued)*

The maturity of long-term loans is as follows:

	Group				Company	
	Bank loans		Other loans		Bank loans	
	2007 *RMB'000*	2006 *RMB'000*	2007 *RMB'000*	2006 *RMB'000*	2007 *RMB'000*	2006 *RMB'000*
Within 1 year	**2,169,600**	2,869,818	**24,422**	6,145	**1,549,938**	2,229,218
Between 1 and 2 years	**2,294,800**	2,152,658	**13,453**	6,144	**1,051,969**	1,361,058
Between 2 and 5 years	**4,909,900**	4,486,973	**40,359**	18,433	**1,893,908**	1,702,174
Wholly repayable within 5 years	**9,374,300**	9,509,449	**78,234**	30,722	**4,495,815**	5,292,450
Over 5 years	**4,797,500**	2,086,105	**83,248**	56,166	**2,348,477**	147,704
	14,171,800	11,595,554	**161,482**	86,888	**6,844,292**	5,440,154

The effective interest rates for the year ended December 31, 2007 and 2006 ranged from 0.3% to 7.11% per annum and 0.3% to 6.84% per annum, respectively.

As of December 31, 2007, the Group and the Company have no long-term loan denominated in Danish Krone (2006: 6,481,000, equivalent to approximately RMB8,994,000). The Group also has long-term loans amounting to JPY735,895,000 (equivalent to approximately RMB47,190,000) (2006: JPY774,626,000 (equivalent to approximately RMB50,887,000) denominated in JPY. Except for the above, all other long-term loans are denominated in RMB.

The estimated fair values of long-term loans (current portion included) are calculated based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rates as of December 31, 2007 and 2006 were approximately 2.2% and 2.3% to 5.2%, respectively. The estimated fair value of borrowings due within 1 year approximates their carrying amounts.

21. Borrowings (Continued)

(b) Long-term bonds

In June 2007, the Company issued long-term bonds with a total face value of RMB2 billion at par (face value of RMB100 per unit) with ten-year terms for capital expenditure purposes. The fixed coupon and effective interest rates of these bonds are 4.50% and 4.64% per annum, respectively.

The estimated fair values of long-term bonds are calculated based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rate as of December 31, 2007 was approximately 5.55%.

(c) Short-term loans

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Short-term loans-unsecured	**3,094,640**	2,650,340	**—**	—
Short-term loans-secured	**20,000**	996,700	**—**	—
	3,114,640	3,647,040	**—**	—

The fixed effective interest rates of short-term loans for the year ended December 31, 2007 ranged from 5.22% to 6.72% (2006: 3.78% to 6.12%) per annum.

As of December 31, 2007, the Group has short-term loan denominated in USD amounting to USD11,595,000 (equivalent to RMB85,800,000) (2006: Nil).

21. Borrowings *(Continued)*

(c) Short-term loans *(Continued)*

Details of guaranteed short-term loans were as follow:

Guaranteed by	Group 2007 RMB'000	Group 2006 RMB'000	Company 2007 RMB'000	Company 2006 RMB'000
Baotou Group	**915,000**	885,000	—	—
Fushun Aluminum Factory	—	310,000	—	—
Baiyin Colored Metal (Group) Co., Ltd.	—	168,200	—	—

As of December 31, 2007, short-term loans amounting to RMB20 million (2006: RMB997 million) of subsidiaries were secured by property, plant and equipment, land use rights and inventories *(See Note 35)*.

(d) Short-term bonds

In May 2006, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) with one year term for working capital purposes. The fixed coupon and effective interest rates of these bonds were 3.13% and 3.53% per annum, respectively. These bonds have matured and were fully redeemed in May 2007.

In December 2006, the Company issued short-term bonds with a total face value of RMB2 billion at a discount (face value RMB100 per unit) with one year term for working capital purposes. The fixed effective interest rate of these bonds was 3.44% per annum. These bonds have matured and were fully redeemed in December 2007.

In June 2007, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) with one year term for working capital purposes. The fixed coupon and effective interest rates of these bonds were 3.55% and 3.95% per annum, respectively.

22. Turnover, other gains and segment information

The Group is principally engaged in the production and sales of alumina and primary aluminum in the PRC. Revenues recognized during the year are as follows:

	2007 RMB'000	2006 RMB'000
Sales		
Sales of goods, net of value-added tax	**74,896,096**	63,773,673
Sales of scrap and other materials	**470,068**	439,590
Supply of electricity, heat, gas and water	**475,767**	366,132
Rendering of services *(Note (a))*	**198,992**	138,401
Others	**139,525**	108,819
Total sales	**76,180,448**	64,826,615
Expenses related to sales of goods	**(55,895,038)**	(42,878,278)
Expenses related to other revenues *(Note (b))*	**(1,302,471)**	(1,052,421)
Total cost of goods sold	**(57,197,509)**	(43,930,699)
	18,982,939	20,895,916
Other gains		
Government subsidies	**23,461**	59,832
Realized and unrealized gain on future contracts, net	**106,716**	86,633
Excess of interest in the net fair value of net assets acquired over cost arising from acquisitions of		
— subsidiaries	**—**	177,972
— an associate	**—**	57,928
Others	**580**	(104)
	130,757	382,261
Sales and gains, net	**19,113,696**	21,278,177

22. Turnover, other gains and segment information *(Continued)*

Notes:

(a) Rendering of services mainly comprises revenues from provision of transportation, machinery processing and production design services.

(b) Expenses related to other revenues mainly include the cost of scrap and other materials sold, costs incurred in the supply of electricity, heat, gas and water and costs of services rendered.

Primary reporting format — business segments

The Group is primarily organized in the PRC into two main business segments:

- Alumina segment — comprising mining and processing of bauxite into alumina and the associated distribution activities.

- Primary aluminum segment — comprising production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business are grouped under corporate and other services segment.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditures comprise additions to intangible assets and property, plant and equipment, including those arising from business combinations.

22. Turnover, other gains and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

	Year ended December 31, 2007					
	Alumina *RMB'000*	Primary aluminum *RMB'000*	Corporate and other services *RMB'000*	Inter-segment elimination *RMB'000*	Unallocated *RMB'000*	Total *RMB'000*
Sales						
External sales	20,818,404	53,706,729	1,655,315	—	—	76,180,448
Inter-segment sales	14,311,492	—	—	(14,311,492)	—	—
	35,129,896	53,706,729	1,655,315	(14,311,492)	—	76,180,448
Segment results	8,165,970	7,421,662	(77,011)	433,821	(1,035,196)	14,909,246
Finance costs, net						(738,456)
Share of losses of jointly controlled entities	—	(3,381)	—	—	—	(3,381)
Share of profits of associates	—	241,945	—	—	—	241,945
Profit before income tax expense						14,409,354
Income tax expense						(2,780,430)
Profit for the year						11,628,924
Other segment items included in the income statement are as follows:						
Depreciation and amortization	2,105,124	1,924,233	96,998	—	55,625	4,181,980
Impairment loss on property, plant and equipment	—	9,880	3,369	—	—	13,249
Loss on disposal of property, plant and equipment	62,881	35,571	62,491	—	—	160,943
Provision for/(Reversal of) inventory obsolescence	3,627	14,077	(12,314)	—	—	5,390
Provision for/(Reversal of) impairment on receivables	1,279	(3,710)	(3,241)	—	—	(5,672)

22. Turnover, other gains and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

The segment assets and liabilities as of December 31, 2007 are as follows:

	Alumina RMB'000	Primary aluminum RMB'000	Corporate and other services RMB'000	Inter-segment elimination RMB'000	Total RMB'000
Other assets	38,120,428	42,983,228	9,361,595	(2,420,536)	88,044,715
Jointly controlled entities	—	636,296	—	—	636,296
Associates	—	553,920	—	—	553,920
Unallocated assets					5,103,431
Total assets					94,338,362
Liabilities	3,976,010	5,456,938	3,707,971	(2,420,536)	10,720,383
Unallocated liabilities					22,601,210
Total liabilities					33,321,593
Capital expenditure	4,634,932	12,507,291	493,746	—	17,635,969
Unallocated capital expenditure					497,954
Total capital expenditure					18,133,923

22. Turnover, other gains and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

	Year ended December 31, 2006					
	Alumina	Primary aluminum	Corporate and other services	Inter-segment elimination	Unallocated	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Sales						
External sales	25,602,102	38,393,737	830,776	—	—	64,826,615
Inter-segment sales	12,666,691	—	—	(12,666,691)	—	—
	38,268,793	38,393,737	830,776	(12,666,691)	—	64,826,615
Segment results	13,858,508	5,001,310	(59,443)	(272,974)	(859,680)	17,667,721
Finance costs, net						(637,236)
Share of losses of jointly controlled entities	—	(11,419)	—	—	—	(11,419)
Share of profits of associates	—	105,177	—	—	—	105,177
Profit before income tax expense						17,124,243
Income tax expense						(4,410,674)
Profit for the year						12,713,569
Other segment items included in the income statement are as follows:						
Depreciation and amortization	1,997,877	1,366,969	35,050	—	105,151	3,505,047
Impairment loss on property, plant and equipment	6,385	10,539	—	—	—	16,924
Loss on disposal of property, plant and equipment	58,059	31,607	1,064	—	—	90,730
Provision for inventory obsolescence	22,417	11,397	558	—	—	34,372
Provision for impairment on receivables	2,779	1,448	1,219	—	—	5,446

22. Turnover, other gains and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

The segment assets and liabilities as of December 31, 2006 are as follows:

	Alumina RMB'000	Primary aluminum RMB'000	Corporate and other services RMB'000	Inter-segment elimination RMB'000	Group total RMB'000
Other assets	31,972,013	39,613,747	6,424,885	(1,028,076)	76,982,569
Jointly controlled entities	—	575,794	—	—	575,794
Associates	—	1,273,707	—	—	1,273,707
Unallocated assets					3,109,684
Total assets					81,941,754
Liabilities	3,314,504	5,495,350	1,727,711	(1,028,076)	9,509,489
Unallocated liabilities					23,165,703
Total liabilities					32,675,192
Capital expenditure	3,462,875	8,567,329	120,286	—	12,150,490
Unallocated capital expenditure					682,054
Total capital expenditure					12,832,544

22. Turnover, other gains and segment information *(Continued)*

Secondary reporting format — geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

23. Selling and distribution expenses

	2007 *RMB'000*	2006 *RMB'000*
Transportation and loading	**757,343**	620,887
Packaging expenses	**184,751**	183,871
Port expenses	**53,770**	50,276
Salaries and welfare expenses	**31,509**	29,871
Sales commissions and other handling fee	**22,956**	18,881
Marketing and advertising	**11,643**	39,073
Depreciation-non-production property, plant and equipment	**3,829**	4,242
Others	**121,173**	80,774
	1,186,974	1,027,875

26. General and administrative expenses

	2007 RMB'000	2006 RMB'000
Salaries and welfare expenses	**505,172**	679,142
Taxes other than income taxes *(Note)*	**708,630**	631,094
Depreciation-non-production property, plant and equipment	**196,042**	113,518
Amortization-land use rights	**42,435**	35,298
Traveling and entertainment	**156,296**	161,309
Utilities and office supplies	**88,368**	64,439
Pollutants discharge fees	**32,155**	86,955
Repairs and maintenance	**83,707**	58,728
Insurance	**57,593**	54,617
Rental expenses		
– Head office	**55,120**	57,045
– Other branches and subsidiaries	**63,869**	38,670
Pre-operation expenses	**—**	7,934
Legal and professional fees	**91,158**	75,438
Auditors' remuneration	**45,634**	35,640
Loss on disposal of property, plant and equipment	**160,943**	90,730
Others	**502,372**	275,635
	2,789,494	2,466,192

Note:

Taxes other than income taxes mainly comprise land use tax, property tax and stamp duty.

25. Staff costs

	2007 RMB'000	2006 RMB'000
Wages, salaries and bonus	**2,619,407**	2,899,460
Housing fund	**268,765**	223,389
Contributions to retirement schemes *(Note (a))*	**536,654**	456,879
Welfare and other expenses *(Note (b))*	**739,046**	675,345
	4,163,872	4,255,073

Notes:

(a) The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group is required to make monthly defined contributions to these plans at rate of 20% (2006: 15% to 20%) of the employees' basic wages / salaries for the respective years. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments, are held separately from the Group.

(b) Welfare and other expenses include welfare, staff committee expenses, education expenses and unemployment insurance expenses, etc.

Staff costs include remuneration payables to Directors, Supervisors and senior management as set out in Note 26.

26. Directors', Supervisors and senior management's remuneration

(a) Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payables to Directors and Supervisors of the Company during the year are as follows:

	2007 RMB'000	2006 RMB'000
Fees	**970**	1,098
Basic salaries, housing allowances, other allowances and benefits in kind	**2,972**	3,107
Discretionary bonus	**1,827**	2,016
Contributions to the retirement scheme	**114**	106
	5,883	6,327

26. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of each Director and Supervisor for the year ended December 31, 2007 is set out below:

Name of Director and Supervisor	Fees	Salary	Discretionary bonus	Employer's contribution to retirement schemes	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Director:					
Xiao Yaqing	—	743	577	21	1,341
Wang Dianzuo (Resigned on May 18, 2007)	91	—	—	—	91
Kang Yi	233	—	—	—	233
Luo Jianchuan	—	622	480	21	1,123
Chen Jihua	—	500	261	21	782
Joseph C. Muscari (Resigned on May 18, 2007)	58	—	—	—	58
Shi Chungui	150	—	—	—	150
Helmut Wieser (Appointed on May 18, 2007 and resigned on September 17, 2007)	51	—	—	—	51
Zhang Zhuoyuan (Appointed on May 18, 2007)	158	—	—	—	158
Liu Xiangmin (Appointed on May 18, 2007)	—	500	261	21	782
Poon Yiu Kin, Samuel	229	—	—	—	229
Zhang Chengzhong (Resigned on May 18, 2007)	—	208	109	9	326
	970	2,573	1,688	93	5,324

26. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of each Director and Supervisor for the year ended December 31, 2007 is set out below: *(Continued)*

Name of Director and Supervisor	Fees *RMB'000*	Salary *RMB'000*	Discretionary bonus *RMB'000*	Employer's contribution to retirement schemes *RMB'000*	Total *RMB'000*
Supervisor:					
Yuan Li	—	399	139	21	559
Ao Hong	—	—	—	—	—
Zhang Zhankui	—	—	—	—	—
	—	399	139	21	559
Total	970	2,972	1,827	114	5,883

26. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of Directors and Supervisors for the year ended December 31, 2006 is set out below:

Name of Director and Supervisor	Fees	Salary	Discretionary bonus	Employer's contribution to retirement schemes	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Director:					
Xiao Yaqing	—	754	622	19	1,395
Xiong Weiping (Resigned on August 23, 2006)	—	423	346	12	781
Wang Dianzuo	266	—	—	—	266
Kang Yi	266	—	—	—	266
Luo Jianchuan	—	555	351	19	925
Chen Jihua	—	506	282	19	807
Joseph C. Muscari	150	—	—	—	150
Shi Chungui	150	—	—	—	150
Poon Yiu Kin, Samuel	266	—	—	—	266
Zhang Chengzhong (Appointed on October 13, 2006)	—	506	282	19	807
	1,098	2,744	1,883	88	5,813

26. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of Directors and Supervisors for the year ended December 31, 2006 is set out below: *(Continued)*

Name of Director and Supervisor	Fees	Salary	Discretionary bonus	Employer's contribution to retirement schemes	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Supervisor:					
Luo Tao (Resigned on August 23, 2006)	—	—	—	—	—
Ao Hong (Appointed on October 13, 2006)	—	—	—	—	—
Yuan Li	—	—	—	—	—
Ou Xiaowu (Resigned on August 23, 2006)	—	267	133	13	413
Zhang Zhankui (Appointed on October 13, 2006)	—	96	—	5	101
	—	363	133	18	514
Total	1,098	3,107	2,016	106	6,327

26. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of the Directors and Supervisors fell within the following bands:

	Number of individuals	
	2007	2006
	RMB'000	*RMB'000*
RMBNil to RMB1,000,000	**13**	14
RMB1,000,001-RMB1,500,000	**2**	1

During the year, no option was granted to the Directors or the Supervisors (2006: Nil).

During the year, no emolument was paid to the Directors or the Supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2006: Nil).

No Directors or Supervisors of the Company waived any remuneration during the respective years.

(b) Five highest paid individuals

The five individuals whose remuneration were the highest in the Group for the year include 4 (2006: 4) Directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining 1 (2006: 1) individual during the year, are as follows:

	2007	2006
	RMB'000	*RMB'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**500**	506
Discretionary bonus	**261**	282
Contributions to the retirement scheme	**21**	19
	782	807

27. Expenses charged to the income statement

	2007 RMB'000	2006 RMB'000
Amortization of land use rights	**42,435**	35,298
Loss on disposal of property, plant and equipment	**160,943**	90,730
Impairment loss on property, plant and equipment *(Note 8)*	**13,249**	16,924
Operating lease rentals in respect of land and buildings	**597,069**	358,492
Provision for inventory obsolescence	**5,390**	34,372
(Reversal of)/Provision for impairment on receivables *(Notes 14 and 15)*	**(5,672)**	5,446
Bad debts recovery	**(3,854)**	(2,227)

28. Income tax expense

	2007 RMB'000	2006 RMB'000
Current taxation:		
PRC enterprise income tax	**2,793,187**	4,389,810
Over-provision in prior years	**(54,070)**	—
Deferred tax *(Note 17)*	**41,313**	20,864
	2,780,430	4,410,674

The current PRC enterprise income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the year. Certain branches and subsidiaries of the Group located in special regions of the PRC were granted tax concessions including paying preferential tax rate of 15% for a period of 10 years, exempting from PRC income tax for the first 5 years and a 50% reduction thereafter, exempting from income tax for the first year and a 50% reduction thereafter, etc. In addition, the Group also enjoyed incentive in the form of tax credit given by the relevant tax authorities in respect of domestically manufactured production equipment purchased.

28. Income tax expense (Continued)

On March 16, 2007, the National People's Congress approved the new CIT Law, which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Company starting from January 1, 2008 will be 25%, replacing the existing applicable tax rate of 33%. For those branches and subsidiaries of the Company which are applying 15% tax rate, the tax rate will gradually increase to 25% while those entities located at western region continue to enjoy tax rate of 15% without any upward adjustment before 2011 when such tax rate will change to 25% by then.

The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	2007 *RMB'000*	2006 *RMB'000*
Profit before income tax	**14,409,354**	17,124,243
Tax calculated at a tax rate of 33%	**4,755,087**	5,651,000
Impact on deferred tax due to new CIT Law	**(1,866)**	—
Tax losses for which no deferred tax assets was recognized	**23,703**	5,369
Income not subject to tax	**(316,659)**	(219,189)
Expenses not deductible for tax purposes	**260,162**	245,414
Utilization of prior years' unrecognized tax losses	**(454)**	(30,109)
Differential tax rates on the profit of certain branches and subsidiaries	**(1,079,210)**	(1,155,751)
Tax credit for capital expenditure *(Note)*	**(805,564)**	(68,469)
Over-provision in prior years	**(54,070)**	—
Others	**(699)**	(17,591)
Tax charge	**2,780,430**	4,410,674
Weighted average effective tax rate	**19.30%**	25.76%

(Amounts expressed in RMB unless otherwise stated)

28. Income tax expense *(Continued)*

Note:

This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect of acquisition of domestically manufactured production equipment.

Share of associates' income tax expense for the year amounted RMB109 million (2006: RMB28 million), were included in the consolidated income statement as share of profits of associates.

The jointly controlled entities did not incur any income tax expense for the year (2006: Nil).

The decrease of the weighted average effective tax rate is mainly attributable to the enterprise income tax credit obtained from the purchase of domestically manufactured production equipment and the preferential income tax rate of 15% enjoyed from the acquisitions of Zunyi Aluminum and Lanzhou Aluminum, which are located in the western region of the PRC.

29. Profit attributable to equity holders of the Company

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB7,899 million (2006: RMB10,494 million).

30. Earnings per share

The calculation of basic earnings per share was based on the consolidated profit attributable to equity holders of the Company for the year ended December 31, 2007 of RMB10,245 million (2006: RMB11,842 million) and the weighted average number of 12,510,719,765 shares (2006: 11,439,465,194 shares) in issue during the year.

As there were no dilutive securities, there was no difference between basic and diluted earnings per share.

(Amounts expressed in RMB unless otherwise stated)

31. Dividends

A 2006 final dividend of RMB0.115 (2005: RMB0.214) per ordinary share, totaling approximately RMB1,482 million (2005: RMB2,365 million) was declared and approved in the shareholders' meetings. The 2006 and 2005 final dividends were fully paid before July 30, 2007 and May 31, 2006, respectively.

A 2007 interim dividend of RMB0.137 (2006 interim: RMB0.188) per ordinary share, totaling approximately RMB1,765 million (2006: RMB2,190 million) and a 2006 special dividend of RMB0.013 per ordinary share totaling approximately RMB168 million was declared and approved by the shareholders on October 12, 2007. As of December 31, 2007, RMB1,912 million has been paid.

On March 17, 2008, the Board of Directors proposed a cash dividend of RMB0.053 per ordinary share, totaling approximately RMB717 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect these dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings for the year ending December 31, 2008.

32. Litigation and contingent liabilities

As of December 31, 2007, Fushun Aluminum, a subsidiary of the Company was named in the claims by various banks for its joint and several liabilities amounting to approximately RMB681 million (2006: RMB971 million) for the repayments of loans due from a third party. Fushun Aluminum was acquired by the Company from the third party in 2006.

The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims is necessary as of December 31, 2007 (2006: Nil).

33. Commitments

(a) Capital commitments for property, plant and equipment:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted but not provided for	**8,698,081**	2,183,520	**7,348,435**	1,889,328
Authorized but not contracted for	**18,656,691**	6,033,229	**9,998,984**	5,940,091
	27,354,772	8,216,749	**17,347,419**	7,829,419

(b) Commitments for capital contribution

On December 31, 2007, the Company had commitment in respect of the injection of additional capital into Chalco Zunyi Alumina Co., Ltd., a subsidiary of the Company, of approximately RMB550 million (2006: RMB750 million).

33. Commitments (Continued)

(c) Commitments under operating leases

As of December 31, 2007 and 2006, the Group and the Company had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Not later than one year	**686,921**	322,949	**634,522**	278,959
Later than one year and not later than five years	**2,747,684**	1,291,796	**2,538,092**	1,115,838
Later than five years	**23,713,941**	11,148,965	**23,147,813**	10,483,182
	27,148,546	12,763,710	**26,320,427**	11,877,979

34. Related party balances and transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company and of its holding company, jointly controlled entities and associates.

State-owned enterprises and their subsidiaries, other than entities under Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group in accordance with HKAS 24 "Related Party Disclosures".

Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities are conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco and its subsidiaries (collectively "Chinalco Group"), its associates and jointly controlled entities in the ordinary course of business.

36. Related party balances and transactions *(Continued)*

For the purpose of the related party balances and transactions disclosure, the Group has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

Chinalco does not publish financial statements for public use.

(a) Related party balances with Chinalco Group

(i) Due from Chinalco Group

Amounts due from Chinalco Group are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	**248,410**	225,189	**222,981**	198,629
Prepayments and other receivables	**137,164**	244,074	**91,986**	220,383
	385,574	469,263	**314,967**	419,012
Less: provision for impairment	**(203,723)**	(202,477)	**(203,723)**	(202,477)
	181,851	266,786	**111,244**	216,535

Receivables from Chinalco Group are unsecured, non-interest bearing and receivable on demand.

34. Related party balances and transactions *(Continued)*

(a) Related party balances with Chinalco Group *(Continued)*

(ii) Due to Chinalco Group

Amounts due to Chinalco Group are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables	**220,146**	194,270	**178,077**	120,310
Other payables	**1,396,213**	843,383	**1,083,332**	600,447
	1,616,359	1,037,653	**1,261,409**	720,757

Payables to Chinalco Group are unsecured, non-interest bearing and repayable on demand.

(b) Other related party balances

(i) Due from other related parties

Amounts due from other related parties are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Jointly controlled entities	**17,631**	14,631	**17,631**	14,631
Associates	**100**	13,799	**100**	438
Subsidiaries	**—**	—	**1,976,306**	1,521,860
Others	**18,327**	17,292	**18,327**	17,292
	36,058	45,722	**2,012,364**	1,554,221
Less: provision for impairment	**(16,954)**	(17,305)	**(16,954)**	(17,305)
	19,104	28,417	**1,995,410**	1,536,916

Amounts due from the parties above are unsecured, non-interest bearing and receivable on demand.

34. Related party balances and transactions (Continued)

(b) Other related party balances (Continued)

(ii) Due to other related parties

Amounts due to other related parties were as follows:

	Group		Company	
	2007 RMB'000	2006 RMB'000	2007 RMB'000	2006 RMB'000
Jointly controlled entities	**366**	1,155	**366**	1,155
Associates	**12,020**	25,211	**12,020**	25,211
Subsidiaries	**—**	—	**128,479**	91,387
Others	**13,966**	—	**11,983**	—
	26,352	26,366	**152,848**	117,753

Amounts due to the parties above are unsecured, non-interest bearing and repayable on demand.

34. Related party balances and transactions (Continued)

(c) Related party balances with other state-owned enterprises

Included in the balance sheets, were balances with other state-owned enterprises as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Current assets				
Accounts receivables, net	**85,004**	76,130	**54,586**	11,198
Other current assets	**289,226**	158,088	**67,118**	54,567
Bank balances	**7,460,227**	12,983,061	**4,942,906**	9,982,831
Non-current liabilities				
Long-term bank loans	**12,002,200**	8,725,736	**5,294,354**	3,210,936
Current liabilities				
Accounts payable and other liabilities	**1,080,545**	1,201,115	**911,828**	683,623
Short-term loans	**3,114,640**	3,647,040	**—**	—
Current portion of long-term bank loans	**2,169,600**	2,839,817	**1,549,938**	2,229,218
Short-term bonds	**3,051,471**	4,985,111	**3,051,471**	4,985,111

(Amounts expressed in RMB unless otherwise stated)

34. Related party balances and transactions *(Continued)*

(c) Related party balances with other state-owned enterprises *(Continued)*

Except for bank balances, loans and bonds stated above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/ repayable within one year. All the accounts receivables and other current assets are unsecured and non-interest bearing as of 31 December 2007 and 2006.

Terms of the bank balances, long-term loans, short-term bonds and short-term loans are described in Notes 16 and 21, respectively.

For the year ended December 31 2007, the interest rates of long-term loans, short-term bonds and short-term loans from other state-owned enterprises are from 3.6% to 7.05%, 3.55% and from 5.22% to 7.24% (2006: 0.3% to 6.84%, from nil to 3.13% and from 4.86% to 6.12%) per annum respectively.

As of December 31, 2007, loans amounting to RMB780 million (2006: RMB1,258 million) were guaranteed by other state-owned enterprises.

34. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the year were as follows:

	Notes	2007 RMB'000	2006 RMB'000
Sales of materials and finished goods to:	(I)		
Chinalco Group		**5,718,720**	4,016,447
Jointly controlled entity		**16,882**	11,109
Associates		**2,167,047**	1,342,997
Others		**207,156**	14,405
		8,109,805	5,384,958
Provision of utility services	(II)		
Chinalco Group		**433,503**	298,235
Others		**3,659**	24
		437,162	298,259
Provision of engineering, construction and supervisory services by Chinalco Group	(III)	**2,875,780**	1,453,848
Purchases of key and auxiliary materials from:	(IV)		
Chinalco Group		**5,304,035**	2,564,385
Associates		**243,524**	585,835
Others		**78,600**	48,004
		5,626,159	3,198,224
Provision of social services and logistics services by Chinalco Group	(V)	**921,321**	1,082,906
Land and building rental charged by Chinalco Group	(VI)	**680,049**	317,480
Headquarters' office rental charged by Chinalco Group	(VI)	**47,720**	50,660

34. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties *(Continued)*

Notes:

(I) Materials and finished goods sold to Chinalco Group during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are covered by a general agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

(i) Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii) If there is no State-prescribed price then adoption of State-guidance price;

(iii) If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv) If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(II) Utility services, including electricity, gas, heat and water, are supplied at the prices as set out in (I)(i) above.

(III) Engineering, project construction and supervisory services were provided by Chinalco Group to the Company mainly for construction projects during the period. Provisions of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price as stated in (I)(ii) or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(IV) Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco Group are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (I) above.

(V) Social services and logistics services were provided by Chinalco Group and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco Group. The pricing policy is the same as that set out in (I) above.

(VI) Rental fee is payable to Chinalco Group for use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco Group.

36. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties *(Continued)*

Notes: (Continued)

(VII) As of December 31, 2007, there existed the following arrangements entered into between the Group and Chinalco, fellow subsidiaries and other related parties:

(i) The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

(ii) Guarantees granted by Chinalco to banks for the loans of the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(e) Related party transactions with other state-owned enterprises:

	2007 *RMB'000*	2006 *RMB'000*
Purchases of electricity	**12,631,765**	9,108,860
Sales of goods	**13,185,802**	16,701,695
Purchases of raw materials	**6,624,388**	4,592,659
Purchase of property, plant and equipment (including construction services and materials)	**885,063**	1,244,505
Drawdown of long-term loans	**5,342,842**	635,300
Drawdown of short-term loans	**—**	3,178,369
Interest income received	**184,679**	185,705
Issuance of short-term bonds	**2,988,000**	3,014,271
Interest expense paid	**1,233,058**	961,844

Related party transactions with other state-owned enterprises were conducted in the normal course of business.

34. Related party balances and transactions (Continued)

(f) Key management compensation

	2007 RMB'000	2006 RMB'000
Basic salaries, housing allowances, other allowances and benefits in kind	**3,413**	3,789
Contributions to retirement scheme	**123**	126
Discretionary bonus	**2,123**	2,493
	5,659	6,408

35. Pledge of Assets

As mentioned in Note 21, various assets were pledge as collateral against certain loans. A summary of the pledged assets is as follows:

	Group		Company	
	2007 RMB'000	2006 RMB'000	2007 RMB'000	2006 RMB'000
Property, plant and equipment	**706,354**	3,180,730	—	—
Land use rights	**49,481**	248,528	—	—
Inventories	—	384,000	—	—
	755,835	3,813,258	—	—

36. Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company.

(Amounts expressed in RMB unless otherwise stated)

37. Events occurring after the balance sheet date

(a) In February 2008, the Company issues short-term bonds of RMB2 billion (face value of RMB100 each) at par. Such bonds carry annual coupon interest rate of 4.99%.

(b) In early 2008, certain divisions of the Company located at Guizhou and Guangxi were temporarily suspended in operations due to impacts from severe weather conditions, and caused impact on part of the Company's production on the primary aluminum. As of the date of this report, the Company has received compensation of RMB60 million from insurance company, and the divisions mentioned above are returning to production gradually.

(c) In February 2008, the Company entered into a capital injection agreement with Shandong Jiangquan Shiye Co., Ltd. and Linyi Jiangtai Aluminum Co., Ltd. agreeing a further capital injection into Huayu Aluminum of RMB824 million (amongst which the Company is required to inject RMB453 million). No change in the shareholding of 55% of this subsidiary upon the completion of such injection.

(d) On March 17, 2008, the Board of the Company passed the proposal of acquiring certain respective equity interests in Lanzhou Liancheng Longxing Aluminum Company Limited ("Liancheng Longxing") and five aluminum fabrication enterprises. The Company will acquire certain portion of the equity interests of Liancheng Longxing, Huaxi Aluminum Company Limited, Chinalco Ruimin Company Limited, Chinalco Southwest Aluminum Cold Rolling Company Limited, Chinalco Southwest Aluminum Company Limited and Chinalco Henan Aluminum Company Limited in an open tender process at China Beijing Equity Exchange. The proposal will be put forward for approval by independent shareholders of the Company.

38. Reclassification of comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

The consolidated financial statements for the years ended December 31, 2006 and December 31, 2007 have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") which are the accounting principles generally accepted in Hong Kong and may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by US GAAP.

In preparing the summary of differences between HKFRS and US GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

Effect on net income as a result of significant differences between HKFRS and US GAAP is as follows:

	Note	2006 *RMB'000*	**2007** ***RMB'000***	**2007** ***US$'000***
Net income under HKFRS		12,713,569	**11,628,924**	**1,592,000**
US GAAP adjustments:				
Depreciation of revalued property, plant and equipment	(a)	269,999	**269,999**	**36,963**
Unrecognized excess of interest in the net fair value of net assets acquired over cost	(c)	(224,950)	**21,921**	**3,001**
Amortization of revalued mining rights	(d)	9,307	**9,307**	**1,274**
Acquisition of Baotou Aluminum	(g)	(97,005)	**(507,840)**	**(69,523)**
Minority interest	(h)	(871,888)	**(1,384,379)**	**(189,522)**
Income tax effect of US GAAP adjustments	(i)	(72,561)	**(138,304)**	**(18,934)**
Net income under US GAAP		11,726,471	**9,899,628**	**1,355,259**
Basic and diluted net income per share under US GAAP		RMB1.03	**RMB0.79**	**US$0.11**

Effect on equity as a result of significant differences between HKFRS and US GAAP is as follows:

	Note	2006 RMB'000	2007 RMB'000	2007 US$'000
Equity under HKFRS		49,266,562	**61,016,769**	**8,353,198**
US GAAP adjustments:				
Revaluation of property, plant and equipment, net of related depreciation	(a)	(2,321,719)	**(2,051,720)**	**(280,881)**
Amortization of goodwill	(b)	73,944	**73,944**	**10,123**
Unrecognized excess of interest in the net fair value of net assets acquired over cost	(c)	(224,950)	**(203,029)**	**(27,795)**
Revaluation of mining rights, net of related amortization	(d)	(233,807)	**(224,500)**	**(30,734)**
Fair value of consideration on acquisitions	(e)	—	**(789,739)**	**(108,115)**
Acquisition of minority interest	(f)	—	**1,955,426**	**267,698**
Acquisition of Baotou Aluminum	(g)	(571,010)	**11,116,351**	**1,521,829**
Minority interest	(h)	(4,470,819)	**(3,072,622)**	**(420,642)**
Income tax effect of US GAAP adjustments	(i)	764,881	**626,576**	**85,778**
Equity under US GAAP		42,283,082	**68,447,456**	**9,370,459**

Notes:

(a) Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for under acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. Under US GAAP, a new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b) Amortization of goodwill

Until December 31, 2004, under HKFRS, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing also under HKFRS. Except for the differences recognized in prior years, there is no difference between HKFRS and US GAAP in relation to amortization of goodwill.

(c) Unrecognized excess of interest in the fair value of net assets acquired over cost

Excess of interest in the fair value of net assets acquired over cost arises from business combinations or acquisitions. Where there is such an excess, the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities are re-assessed. Under HKFRS, any excess remaining after reassessment is recognized immediately in the income statement. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to the non-current assets acquired (with certain exceptions). Any remaining excess is then recognized in the income statement as an extraordinary gain.

(d) Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights for eight bauxite mines and four limestone quarries from Chinalco for consideration of RMB285,341,000. Under HKFRS, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, a new cost basis was not established for the Group as the transfer was a transaction under common control.

Notes: (Continued)

(e) Fair value of consideration on acquisitions

In November 2006, the Company entered into agreements with other shareholders of Lanzhou Aluminum to acquire the remaining equity interests of this entity. On April 24, 2007, the Company acquired such equity interests through the issuance of their A Shares. The Company's A Shares were then listed on the SSE on April 30, 2007. Under HKFRS, the fair value of the acquisition was measured on the closing date of the transaction. Under US GAAP, the fair value of the acquisition was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the amount of goodwill and the related adjustment to equity (see (f) below) are different between HKFRS and US GAAP.

(f) Acquisition of minority interest

Prior to 2007, the Company held a 71.43% equity interest in Shandong Aluminum. In April 2007, the Company acquired the remaining 28.57% equity interest in this subsidiary. In connection with the acquisition of Lanzhou Aluminum (see (e) above), the Company obtained a 51% indirect equity interest in Hewan Power in 2007. In November 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Under HKFRS, the acquisitions above do not qualify as business combinations and any difference between the consideration paid and the proportionate shares of the book value of net assets acquired are accounted for in equity. Under US GAAP, acquisitions of minority interests are accounted for using the purchase method.

Accordingly, the balance of goodwill and the related impacts on equity and income between HKFRS and US GAAP are different.

(g) Acquisition of Baotou Aluminum

In July 2007, the Company entered into agreements with Baotou Aluminum to acquire all the share capital from their other shareholders. On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum through the issuance of their A Shares. Under HKFRS, the transaction is considered a common control transaction as the Company and Baotou Aluminum are under de facto and actual control of Chinalco, respectively, and therefore, merger accounting is used to account for this transaction. However, for US GAAP purposes, the Company is not considered to be controlled by Chinalco. Therefore, under US GAAP, this is not a common control transaction and is accounted for under the purchase method, with the fair value of the consideration measured on over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

Notes: (Continued)

(h) Minority interest

Under HKFRS, minority interest is included as a component of equity and the profit and loss attributable to minority interest is included as a component of the Group's total net income. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net income.

(i) Income tax effect of U.S. GAAP adjustments

Under US GAAP, deferred tax relating to the reversal of the property, plant and equipment revaluation, mining rights and the effect of unrecognized excess of interest in the fair value of net assets acquired over cost are recognized.

(j) Other disclosure: Effects of tax holiday

Five branches of the Company located in the western region of China were granted tax concessions to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the five branches in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010.

A subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng [2003] No.35), starting from the commencement of its business, the subsidiary is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, a subsidiary was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

A subsidiary is granted a tax concession and is taxed at a rate of 15% from January 1, 2006 for a 5-year period to December 31, 2010.

The aggregate amount and effect on earnings per share of the tax holiday under US GAAP are as follows:

	2006 *RMB'000*	**2007** ***RMB'000***	**2007** ***US$'000***
The aggregate dollar effect of tax holiday	1,032,399	**954,681**	**130,696**
Effect on earnings per share — basic	RMB0.09	**RMB0.08**	**US$0.01**

Notes: (Continued)

(k) Change of accounting policy

The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. For the year ended December 31, 2007, the Group did not have any interest and penalties associated with tax positions. As of December 31, 2007, the Group did not have any significant unrecognized uncertain tax positions.

(l) Recent U.S. accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. Effective January 1, 2008, the Group will adopt SFAS 157 except as it applies to those non-financial assets and nonfinancial liabilities recognized or disclosed at fair value on a non-recurring basis as noted in FSP FAS 157-2, for which the effective date is deferred by one year. The Company is currently evaluating the potential impact on its financial statements, if any, upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008.

Notice of the 2007 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting ("**AGM**") of Aluminum Corporation of China Limited (the "**Company**") will be held at 9:00 a.m. on Friday, May 9, 2008 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (the "**PRC**") for the following purposes:

Ordinary Resolutions

1. To consider and approve the Report of the Directors of the Company for the year ended December 31, 2007;

2. To consider and approve the Report of the Supervisory Committee of the Company for the year ended December 31, 2007;

3. To consider and approve the report of the independent auditor and the audited financial statements of the Group and of the Company for the year ended December 31, 2007;

4. To consider and approve the proposal for the profit distribution of the Company for the year ended December 31, 2007 and the declaration of the Company's final dividend for the year ended December 31, 2007;

5. To consider and appoint Mr. Zhu Demiao and Mr. Wang Mengkui respectively as Independent non-executive Directors of the Company;

6. To authorise the Board of Directors to determine the remuneration of the Directors and Supervisors of the Company for the year ending 31 December 2008;

7. To consider and approve the proposal to pay a discretionary bonus for the year 2007 to the Directors and Supervisors of the Company;

8. To consider and approve the proposal to renew the liability insurance for the directors, supervisors and other senior management of the Company for the year of 2008/2009;

9. To consider and approve the re-appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司) as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors to determine their remuneration;

10. To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

Special Resolutions

11. To consider and approve the following resolution by way of special resolution:

"**THAT**:

(1) Subject to notification being given to the People's Bank of China, the Company may issue short-term bonds (the "**Short-term Bonds**") in the period from the date when approval from the Company's shareholders is obtained to the conclusion of the annual general meeting of the Company for the year ending December 31, 2008 on the following terms:

i.	Place of issue:	Within the People's Republic of China (excluding Hong Kong, Macau and Taiwan), by one single issue or more;
ii.	Principal amount:	up to RMB10 billion;
iii.	Maturity:	up to 1 year;
iv.	Interest rate:	to be determined according to market conditions but not exceeding the best lending rate quoted by the People's Bank of China;
v.	Target subscribers:	institutional investors (and not the general public);
vi.	Use of Proceeds:	to be utilized towards the operational activities of the Company, including but not limited to the purchase of raw materials and import of alumina and, if there is a surplus, to repay amounts due.

(the "**Proposed Short-term Bond Issue**")

(2) the Chairman (the "**Chairman**") of the board of directors of the Company (the "**Board**") or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of the Proposed Short-term Bond Issue and any relevant matters in relation to the same based on the needs of the Company and the market conditions at the time of the issuance, including determining the time of issue, the final principal amount, the period to maturity and interest rates of the Short-term Bonds; and

(3) the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Short-term Bond Issue or any matter incidental thereto."

12. To consider and, if thought fit, approve the following resolution by way of special resolution:

"**THAT**:

(1) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of the H Shares in issue as at the date of this Resolution; and

(c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

Notice of the 2007 Annual General Meeting *(Continued)*

For the purposes of this resolution:

"**H Shares**" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"**Relevant Period**" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

By order of the Board of Directors
Xiao Yaqing
Chairman

Beijing, PRC
March 25, 2008

As at the date of this notice, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors), Mr. Shi Chungui (Non-executive Director), Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

Notes:

(a) The H Share register of members of the Company will be closed from Wednesday, April 9, 2008 to Friday, May 9, 2008 (both days inclusive), during which period no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Tuesday, April 8, 2008, are entitled to attend and vote at the AGM and to receive the proposed final dividend for the year ended 2007 after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited, the H Share registrar of the Company, is as follows:

46/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(b) Holders of Domestic Shares or H Shares, who intend to attend the AGM, must complete the reply slips for attending the AGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the AGM, i.e. no later than Friday, April 18, 2008.

Details of the Secretary Office to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street
Haidian District
Beijing
People's Republic of China
Postal code: 100082
Tel: 86-10-8229 8103
86-10-8229 8162
Fax: 86-10-8229 8158

(c) Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for 2007.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM. Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Secretary Office to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(g) If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

Annexure

The biographical details of each of Mr. Zhu Demiao and Mr. Wang Mengkui are as follows:

Mr. Zhu Demiao, aged 44, a candidate for director. Zhu Demiao is the managing director of Oaktree Capital (Hong Kong) Ltd. He graduated from University of Chicago GSB with a MBA degree, and obtained master's degree in economics from Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained bachelor's degree in economics from Hebei geological Institute. Mr. Zhu is a PRC Certified Public Accountant. He is widely experienced in finance and international capital market. He was engaged in finance, audit and consult project in several multinational companies as well as merger and acquisition projects of large enterprises. Mr. Zhu served as the managing director, member of executive committee of Asia-pacific region and chairman of operation committee of great China region of JP Morgan Chase & Co. and served as the head of China business in equity capital market department and bank investment department of Credit Suisse First Boston. He also worked in the investment analysis department of FMC in Chicago, and served in Ministry of Finance, PRC.

Mr. Wang Mengkui, aged 70, a candidate for director. He is an economist. He graduated from School of Economics, Beijing University. He is a professor and doctor advisor of Beijing University. He has engaged in long-term analysis on economic theory and economic policy and he is experienced in economic theory and practice. He had served in the magazine "Red Flag" and First Ministry of Machine Building Industry and served as a vice head and researcher of economic team of research office of the Secretariat of the CPC Central Committee, the governing member of the State Development and Planning Commission, the executive vice director of economic research centre of the State Development and Planning Commission, the vice director and director of the Development Research Center of the State Council. He also served as a member of the tenth Standing Committee of NPC, the vice director of Financial and Economic Affairs Committee of NPC. He participated in the drafting of many important documents of China's government, and presided over analysis of lots of important subjects such as national economic and social development and economic system reform. He published many compositions in respect of economics and other aspects.

Subject to shareholders' approval for their respective new appointments, each of Mr. Zhu and Mr. Wang will enter into a service contract with the Company for a term of 3 years. The remuneration of each of Mr. Zhu and Mr. Wang will be determined by the Remuneration Committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the Directors are aware and save as disclosed above, each of Mr. Zhu and Mr. Wang did not hold any directorships in other public listed companies in the past three years. Save as disclosed above, each of them does not have any relationship with other Directors, Supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Company has received a confirmation of independence from each of Mr. Zhu and Mr. Wang pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. (the "Listing Rules") and on this basis, the Company considers them to be independent.

In relation to the respective appointments of Mr. Zhu and Mr. Wang as independent non-executive Directors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

Date: April 7, 2008

By: Liu Qiang

Name: Liu Qiang

Title: Company secretary

Designed and produced by:
Wonderful Sky Financial Gro
Tel : 2851 1038

000246



CHALCO

ALUMINUM CORPORATION OF CHINA LIMITED

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China (100082)
Tel: 8610-8229 8103 Fax: 8610-8229 8158
Website: www.chalco.com.cn

END